

UDF III

UNITED DEVELOPMENT FUNDING III



UDF





ANNUAL REPORT 2011

Photos for illustrative purposes only. Properties pictured are not owned by or to be acquired by UDF III



Photo for illustrative purposes only. Property pictured is not owned by or to be acquired by UDF III.

UDF

Letter from the Board of Directors

Dear Partners:

We are pleased to report the 2011 fourth quarter financial results for United Development Funding III, L.P. ("UDF III").

UDF III enjoyed another strong year of performance. Net income for the twelve months ending December 31, 2011 was $42.2 million compared to $40.1 million for the period ending December 31, 2010. Earnings were $2.09 per unit compared to $2.05 per unit for the period ending December 31, 2010. As of December 31, 2011, we have funded an aggregate of 60 loans (including 31 that have been repaid in full), totaling approximately $537.3 million. We have approximately 96% of our outstanding loan balances secured by development projects in Texas, 3% in Colorado, and 1% in Arizona.

On March 6, 2012 UDF III completed its second annual valuation of Partnership units pursuant to FINRA guidelines. To assist our Partnership in making this determination we engaged an independent firm specializing in the valuation of businesses to provide guidance. The third party firm evaluated the Partnership using methodologies ranging from net asset value to fair market value to the present value of expected future cash flows and concluded a value range of between $19.07 and $27.61. Our general partner determined the estimated value per unit of the Partnership's limited partnership interests to be $20.00 per unit, which is within the range of values provided by the independent firm and which remains unchanged from the Partnership's initial offering price. A more detailed disclosure of the second annual valuation is provided in the Partnership's Form 8-K filed with the Securities and Exchange Commission on March 6, 2012, and is available at no cost to you by calling our shareholder relations department at 800-859-9338.

Since May 2006, the inception date of UDF III, we have paid a 9.75% monthly annualized distribution rate to our limited partners on our holdings, all covered from earnings from the fund. UDF III has maintained a stable asset valuation operating through a national downturn in housing, the credit crisis and the slowest economic recovery post World War II. We have maintained this performance by concentrating our investment activity in the largest homebuilding markets in the country with affordable and stable home prices, balanced supplies, strong demand fundamentals (job growth, population growth, household formation, and consumer confidence) and strong or resilient economies.

Texas did not participate in the housing bubble and demonstrated the aforementioned economic resiliency by resisting the national recession by nearly a year, experiencing an economic downturn lasting less than four months, and entering recovery months ahead of the nation. Since the first quarter of 2009, Texas has led the recovery and has now entered expansion even as the states most-affected by the housing bubble continue to struggle.

> "Since May 2006, the inception date of UDF III, we have paid a 9.75% monthly annualized distribution rate to our limited partners on our holdings, all covered from earnings from the fund."

Because of our concentration in Texas, our portfolio continues to perform well, led primarily by our holdings in Texas.

In the last 12 months, Texas has created more than 245,000 jobs and nearly 292,000 jobs in the private sector. Furthermore, that job growth has been diversified across a variety of sectors. Three different sectors of the economy added more than 50,000 jobs in Texas and an additional three sectors added more than 20,000 jobs over the same time period. A number of other sectors contributed positively to job growth as well. This robust job growth has helped support consumers' sentiment, as well. Texas' regional consumer confidence has maintained a reading around 90 over the past three months. An index reading of 90 is typically associated with normalized economic conditions. In contrast, the national index is nearly 20 points lower.

Heightened consumer confidence has helped spur increased home sales in our markets. New home sales in Austin in the fourth quarter, for example, rose 8.2% from the fourth quarter of 2010, while new home sales in Houston similarly rose 8.6% year over year in the same period. These increases in new home sales are prompting greater numbers of new home starts in our markets. New home starts rose 19.7% and 23.4% year over year in Austin and Houston, respectively in the fourth quarter of 2011 compared to the fourth quarter of 2010.

These increased levels of home starts, coupled with the limited amount of development that has taken place over the past four years has led to shortages of finished lots and homes in many of the submarkets where we invest. These are the shortages that we forecasted and shared with you in prior communications, and they will likely continue for some time since developers and homebuilders continue to be challenged by a persisting lack of bank financing for development and home construction. This is the continuing opportunity for our portfolio to benefit in the midst of increasingly strong long term residential housing fundamentals in our markets.

In the economic environment in which we find ourselves, the strong will get stronger as the Federal Reserve and the Federal Government take steps to support the weak. In a low interest rate environment, consumers in those housing markets, which did not participate in the housing bubble, will reap the greatest benefit, particularly if the demand fundamentals of job growth, population growth, household formation, and consumer confidence are present and strong.

We continue to monitor the other largest homebuilding markets in the country, evaluating their fundamentals with the expectation of entering those markets as their respective housing inventories return to equilibrium and demand fundamentals are restored.

We intend to continue to manage our portfolio while maintaining liquidity, protecting asset value and maximizing earnings. We thank you for your investment and continued support, and we look forward to updating you in future quarters.

2011

Sincerely, UMT Services, Inc. Board of Directors

TODD F. ETTER

HOLLIS M. GREENLAW

MICHAEL K. WILSON



United Development Funding III, L.P.



UDF

Travis Ranch
Rockwall, Texas (Dallas area)

Villages of Hidden Lakes
Pflugerville, Texas (Austin area)



Executive Team



Hollis M. Greenlaw

Chairman of the Board of Trustees and Chief Executive Officer of UDF IV; Chief Executive Officer of UMT Services, UMTH Land Development and UMT Holdings; Director of UMT Services; and Partner of UMT Holdings



Todd F. Etter

Chairman and Partner of UMT Holdings, Executive Vice President of UMTH Land Development, Director and Chairman of UMT Services



Michael K. Wilson

Executive Vice President and Director of UMT Services and President and Partner of UMT Holdings



Ben L. Wissink

President of UMTH Land Development and Partner of UMT Holdings



Cara D. Obert

Chief Financial Officer of UMTH Land Development and Partner of UMT Holdings



Melissa Youngblood

Chief Operating Officer of UMTH Land Development and Partner of UMT Holdings



Photo for illustrative purposes only. Property pictured is not owned by or to be acquired by UDF IV.



UDF

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[Mark One]

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-53159

United Development Funding III, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-3269195**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 Municipal Way, Suite 100, Grapevine, Texas 76051
(Address of principal executive offices)
(Zip Code)

Registrant's telephone number, including area code: (214) 370-8960

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Units of Limited Partnership Interest

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the Registrant's units of limited partnership interest, the Registrant has made an initial public offering of its units of limited partnership interest pursuant to a Registration Statement on Form S-11. The Registrant ceased offering units of limited partnership interest in its primary offering on April 23, 2009. The last price paid to acquire a unit in the Registrant's primary public offering was $20.00. On March 6, 2012, the general partner of the Registrant approved an estimated value per unit of the Registrant's limited partnership interests of $20.00 derived from the estimated value of the Registrant's assets, less the estimated value of the Registrant's liabilities, and the execution of the Registrant's business model, divided by the number of units outstanding. There were approximately 18,045,646 units of limited partnership interest held by non-affiliates at June 30, 2011, the last business day of the Registrant's most recently completed second fiscal quarter.

As of March 1, 2012, the Registrant had 18,415,451 units of limited partnership interest outstanding.

UNITED DEVELOPMENT FUNDING III, L.P.
FORM 10-K
Year Ended December 31, 2011

PART I

PART II

PART III

PART IV

Forward-Looking Statements

This Annual Report contains forward-looking statements, including discussion and analysis of United Development Funding III, L.P. (which may be referred to as the "Partnership," "we," "us," "our," or "UDF III"), our financial condition, our investment objectives, amounts of anticipated cash distributions to our limited partners in the future and other matters. Our statements contained in this annual report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this Form 10-K. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this Form 10-K include changes in general economic conditions, changes in real estate conditions, development costs that may exceed estimates, development delays, increases in interest rates, residential lot take down or purchase rates or inability to sell residential lots experienced by our borrowers, and the potential need to fund development costs not completed by the initial borrower or other capital expenditures out of operating cash flows. The forward-looking statements should be read in light of the risk factors identified in the "Risk Factors" section of this Annual Report on Form 10-K.

PART I

Item 1. Business.

General

United Development Funding III, L.P. was organized on June 13, 2005 as a Delaware limited partnership. Our principal business purpose is to originate, acquire, service, and otherwise manage, either alone or in association with others, a portfolio of mortgage loans that are secured by real property or equity interests that hold real property already subject to other mortgages (including mortgage loans that are not first in priority and participation interests in mortgage loans) and to issue or acquire an interest in credit enhancements for the benefit of borrowers, such as guarantees or letters of credit.

We concentrate on making development loans to single-family lot developers who sell their lots to national and regional home builders, as well as making loans to entities created by home builders in conjunction with our general partner or affiliates of our general partner for the acquisition of property and development of residential lots. We seek to make or acquire loans primarily with respect to projects where the completed subdivision will consist of homes at or below the median price of the U.S. housing market. Please see the financial statements and the notes accompanying the financial statements included in this Annual Report for information regarding our revenues, profits and total assets for each of the last three fiscal years.

We were organized by our general partner, UMTH Land Development, L.P., a Delaware limited partnership ("Land Development"). Land Development is responsible for our overall management, conduct and operation. Our general partner has authority to act on our behalf in all matters respecting us, our business and our property. The limited partners take no part in the management of our business or transact any business for us and have no power to sign for or bind us; provided, however, that the limited partners, by a majority vote and without the concurrence of the general partner, have the right to: (a) amend the Second Amended and Restated Agreement of Limited Partnership governing the Partnership, as amended (the "Partnership Agreement"), (b) dissolve the Partnership, (c) remove the general partner or any successor general partner, (d) elect a new general partner, and (e) approve or disapprove a transaction entailing the sale of all or substantially all of the real properties acquired by the Partnership.

UMT Holdings, L.P. ("UMT Holdings") holds 99.9% of the limited partnership interests in our general partner. UMT Services, Inc. ("UMT Services") owns the remaining 0.1% of the limited partnership interests in our general partner and serves as its general partner. Theodore "Todd" F. Etter, Jr. and Hollis M. Greenlaw, who are directors of UMT Services, own 100% of the equity interests in UMT Services. UMT Services is the general partner and owns 0.1% of the limited partnership interests in UMT Holdings. The remaining 99.9% of the limited partnership interests in UMT Holdings are held as follows as of December 31, 2011: Todd F. Etter (30.00%), Hollis M. Greenlaw (30.00%), Craig A. Pettit (5.00%), Christine A. Griffin (1.95%), Timothy J. Kopacka (4.84%), William E. Lowe (1.06%), Michael K. Wilson (7.41%), Ben L. Wissink (10.09%), Cara D. Obert (4.82%) and Melissa H. Youngblood (4.83%). For more information regarding the relationships of our key personnel to our general partner and its affiliates, see the diagram in "Item 1, Business – Investment Objectives and Policies – Conflicts of Interest" and see "Item 10, Directors, Executive Officers and Corporate Governance – Key Personnel."

Land Development has been engaged to provide asset management services for four investment partnerships (United Development Funding, L.P. ("UDF I"), United Development Funding II, L.P. ("UDF II"), UDF Texas Two, LP and United Development Funding Land Opportunity Fund, L.P. ("UDF LOF")) and one real estate investment trust (United Development Funding IV ("UDF IV")). Land Development also holds a 99.9% partnership interest in UMTHLD FLF I, L.P., UMTHLD FLF II, L.P. and United Development Funding X, L.P. ("UDF X"), with the remaining 0.1% interest owned by UMT Services. In addition, Land Development owns 100% of the interests in UDF Land GP, LLC, which serves as the general partner of the general partner of UDF LOF, an investment partnership. Please see "Item 1, Business – Investment Objectives and Policies – Conflicts of Interest" for a diagram illustrating the relationships of the aforementioned people and entities. 20% of our portfolio consists of current performing investments with affiliates of Land Development. For the years ended December 31, 2009, 2010 and 2011, we paid Land Development and its affiliates approximately \$8.2 million, \$2.0 million and \$7.5 million, respectively, for compensation, distributions, and other fees. For the years ended December 31, 2009, 2010 and 2011, we incurred general and administrative expenses – related party (including amortization of certain fees paid in prior years) to Land Development and its affiliates of approximately \$2.7 million, \$2.8 million and \$2.7 million, respectively. Please see "Item 13, Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons" for a detailed description of these investments, payments and expenses.

On May 15, 2006, our Registration Statement on Form S-11, covering an initial public offering (the "Offering") of up to 12,500,000 units of limited partnership interest at a price of \$20 per unit (the "Primary Offering"), was declared effective under the Securities Act of 1933, as amended. The Registration Statement also covered up to 5,000,000 units of limited partnership interest to be issued pursuant to our distribution reinvestment plan ("DRIP") at a price of \$20 per unit. We had the right to reallocate the units of limited partnership interest we were offering between the Primary Offering and our DRIP, and pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission (the "SEC") on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the Primary Offering and 1,250,000 units were offered pursuant to the DRIP. Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the SEC on March 6, 2009, we further reallocated the units being offered such that 16,500,000 units were offered pursuant to the Primary Offering and 1,000,000 units were offered pursuant to the DRIP. The aggregate offering price for the units under the Offering was $350 million. The Primary Offering was terminated on April 23, 2009. We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

On June 9, 2009, we held a special meeting of our limited partners as of April 13, 2009, at which our limited partners approved three proposals to amend certain provisions of our Partnership Agreement for the purpose of making available additional units of limited partnership interest for sale pursuant to an Amended and Restated Distribution Reinvestment Plan ("Secondary DRIP"). On June 12, 2009, we registered 5,000,000 additional units to be offered pursuant to our Secondary DRIP at a price of $20 per unit in a Registration Statement on Form S-3 (File No. 333-159939). As such, we ceased offering units under the DRIP as of July 21, 2009 and concurrently commenced our current offering of units pursuant to the Secondary DRIP. The aggregate offering price for the units being offered pursuant to the Secondary DRIP is $100,000,000. The Secondary DRIP will be available until we sell all $100,000,000 worth of units being offered; provided, however, that our general partner may terminate the offering of units pursuant to the Secondary DRIP at any earlier time.

Our initial public subscribers were accepted as limited partners on July 3, 2006. As of December 31, 2011, we had issued an aggregate of 18,326,511 units of limited partnership interest in the Offering and the Secondary DRIP, consisting of 16,499,994 units that have been issued to our limited partners pursuant to our Primary Offering in exchange for gross proceeds of approximately $330.3 million, 716,260 units of limited partnership interest issued to limited partners in accordance with our DRIP in exchange for gross proceeds of approximately $14.3 million, and 1,428,494 units of limited partnership interest issued to limited partners in accordance with our Secondary DRIP in exchange for gross proceeds of approximately $28.6 million, minus 318,237 units of limited partnership interest that have been repurchased pursuant to our unit redemption program for approximately $6.4 million. Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop.

Our Partnership Agreement provides that we will continue in existence until December 31, 2028, unless sooner terminated as provided in the Partnership Agreement or unless such term is extended by the general partner and the majority vote of the limited partners.

Loan Portfolio

As of December 31, 2011, we had originated 60 loans (31 of which were repaid in full by the respective borrowers) with an aggregate principal amount of approximately $537.3 million. As of December 31, 2011, there are approximately $35.1 million of commitments to be funded, including approximately $21.8 million to related parties, under the terms of mortgage notes receivable and participation interests. During the years ended December 31, 2009, 2010 and 2011, we originated 6, 2 and 2 loans, respectively, purchased 0, 1 and 0 loans, respectively, sold 0, 5, and 3 loan participations, respectively, and did not acquire any additional participation interests.

Approximately 96% of the outstanding aggregate principal amount of mortgage notes originated by us as of December 31, 2011 are secured by properties located throughout Texas, approximately 3% are secured by properties located in Colorado and approximately 1% are secured by properties located in Arizona. Approximately 62% of the outstanding aggregate principal amount of mortgage notes originated by us as of December 31, 2011 are secured by properties located in the Dallas, Texas area; approximately 22% are secured by properties located in the Austin, Texas area; approximately 7% are secured by properties located in the Houston, Texas area; approximately 4% are secured by properties located in the

Lubbock, Texas area; approximately 1% are secured by properties located in the San Antonio, Texas area; approximately 3% are secured by properties located in the Denver, Colorado area; and approximately 1% are secured by properties located in the Kingman, Arizona area.

8 of the 29 loans outstanding as of December 31, 2011, representing approximately 10% of the aggregate principal amount of the outstanding loans, are secured by a first lien on the respective property; 9 of the 29 loans outstanding as of December 31, 2011, representing approximately 10% of the aggregate principal amount of the outstanding loans, are secured by a second lien on the respective property; 3 of the 29 loans outstanding as of December 31, 2011, representing approximately 49% of the aggregate principal amount of the outstanding loans, are secured by a co-investment (which are secured by multiple properties through second liens, pledges of ownership interests and guarantees, as described below); 7 of the 29 loans outstanding as of December 31, 2011, representing approximately 6% of the aggregate principal amount of the outstanding loans, are secured by a pledge of the ownership interest of the borrower or entity which holds title to the property; and 2 of the 29 loans outstanding as of December 31, 2011, representing approximately 25% of the aggregate principal amount of the outstanding loans, are secured by other types of security interests. Co-investments are mezzanine loans that are secured by multiple projects in which an affiliate has also invested. Co-investment loans are cross-collateralized and are secured by second liens in finished lots and entitled land, pledges of the ownership interests in the borrowing entities, and guarantees. We enter into collateral-sharing arrangements with our affiliates and our borrowers that allocate the proceeds of the co-investment collateral between us and our affiliates. Under these collateral-sharing arrangements, we are generally entitled to receive 50-75% of collateral proceeds. In the event of a borrower's bankruptcy, we are entitled to receive 100% of the collateral proceeds after payment of the senior lenders, ahead of payment to our affiliates.

14 of the 29 loans outstanding as of December 31, 2011, representing approximately 88% of the aggregate principal amount of the outstanding loans, are made with respect to projects that are presently selling finished home lots to national public or regional private homebuilders, or are made with respect to a project in which one of these homebuilders holds an option to purchase the finished home lots and has made a forfeitable earnest money deposit. 18 of the 29 loans outstanding as of December 31, 2011, representing approximately 74% of the aggregate principal amount of the outstanding loans, are made to developer entities which hold ownership interests in projects other than the project funded by us. 10 of the 29 loans outstanding as of December 31, 2011, representing approximately 87% of the aggregate principal amount of the outstanding loans, are secured by multiple single-family residential communities. 10 of the 29 loans outstanding as of December 31, 2011, representing approximately 65% of the aggregate principal amount of the outstanding loans, are secured by a personal guarantee of the developer in addition to a lien on the real property or a pledge of the equity interests in the entity that holds the real property.

As of December 31, 2011, three entities and their affiliates were included in our mortgage notes receivables (including related party transactions) and participation interest – related party that accounted for over 10% of the outstanding balance of our portfolio. These entities include (i) CTMGT LLC, an unaffiliated Texas limited liability company, which comprises approximately 29% of the outstanding balance of our portfolio, and certain of its affiliated entities, which comprise an additional 13% of the outstanding balance; (ii) Buffington Land, Ltd., an unaffiliated Texas limited partnership, which comprises approximately 20% of the outstanding balance of our portfolio with no additional loans to its affiliated entities; and (iii) UDF I, an affiliated Delaware limited partnership, which comprises approximately 19% of the outstanding balance of our portfolio, and its affiliated entities, which comprise an additional 8% of the outstanding balance. Our general partner is the asset manager for UDF I.

The average interest rate payable with respect to the 29 loans outstanding as of December 31, 2011 is 14%, and the average term of each loan is approximately 41 months.

Investment Objectives and Policies

Principal Investment Objectives

Our principal investment objectives are:

- to make, originate or acquire a participation interest in mortgage loans (secured by first priority or junior priority liens against real property or liens against equity interests of entities that hold real property) typically in the range of $500,000 to $10 million, and to provide credit enhancements to real estate developers and regional and national homebuilders who acquire real property, subdivide such real property into single-family residential lots and sell such lots to homebuilders or build homes on such lots;
- to produce net interest income from the interest on loans that we originate or purchase or in which we acquire a participation interest;
- to produce a profitable fee from our credit enhancement transactions;
- to produce income through origination, commitment and credit enhancement fees charged to borrowers;
- to maximize distributable cash to investors; and
- to preserve, protect and return capital contributions.

Investment Policy

We derive a substantial portion of our income by originating, purchasing, participating in and holding for investment mortgage and mezzanine loans made directly by us or indirectly through our affiliates to persons and entities for the acquisition and development of parcels of real property as single-family residential lots that will be marketed and sold to home builders. We also offer credit enhancements to developers in the form of loan guarantees to third-party lenders, letters of credit issued for the benefit of third-party lenders and similar credit enhancements. In the typical credit enhancement transaction, we charge the borrower a credit enhancement fee of generally 3% to 7% of the projected maximum amount of our outstanding credit enhancement obligation for each 12-month period such obligation is outstanding, in addition to any costs that we may incur in providing the credit enhancement. We cannot guarantee that we will obtain a 3% to 7% credit enhancement fee. The actual amount of such charges will be based on the risk perceived by our general partner to be associated with the transaction, the value of the collateral associated with the transaction, our security priority as to the collateral associated with the transaction, the form and term of the credit enhancement, and our overall costs associated with providing the credit enhancement.

We intend to reinvest the principal repayments we receive on loans to create or invest in new loans during the term of the Partnership. However, following the seventh anniversary of the effectiveness of the Offering on May 15, 2006, a limited partner may elect to receive his or her pro rata share of any loan principal repayments. Any capital not reinvested will be used first to return our limited partners' capital contributions and then to pay distributions to our limited partners. Within 20 years after termination of the Offering, we will either (1) make an orderly disposition of investments and distribute the cash to investors or (2) upon approval of limited partners holding more than 50% of the outstanding units, continue the operation of the Partnership for the term approved by the limited partners.

Cash available for distributions consists of the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses, debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with the Offering). Our general partner receives a monthly distribution for promotional and carried interest from the cash available for distributions. Monthly distributions are currently paid to the limited partners as a 9.75% annualized return, assuming a purchase price of $20.00 per unit, on a pro rata basis based on the number of days the limited partner has been invested in the Partnership. Retained earnings would contain a surplus if the cash available for distribution less the 9.5% reserve exceeded the monthly distributions to the general partner and limited partners. Retained earnings would contain a deficit if cash available for distributions less the 9.5% reserve is less than the monthly distributions to the general partner and limited partners. It is the intent of management to monitor and distribute such surplus on an annual basis.

The chart below summarizes the approximate aggregate amount of distributions to our general partner and limited partners and the retained earnings deficit as of December 31, 2011 and 2010:

	As of December 31,					
		2011			2010	
General Partner	$	15,342,000	(1)	$	10,919,000	(2)
Limited Partners		124,457,000	(3)		89,358,000	(4)
Retained Earnings Reserve		5,271,000			2,663,000	
Retained Earnings Deficit		(8,801,000)			(7,402,000)	

(1) approximately $13.7 million paid in cash and $1.6 million has been declared, but not paid.

(2) approximately $7.9 million paid in cash and $3.0 million has been declared, but not paid.

(3) approximately $81.6 million paid in cash and approximately $42.9 million reinvested in 2,144,754 units of limited partnership interest under our DRIP and Secondary DRIP.

(4) approximately $57.4 million paid in cash and approximately $32.0 million reinvested in 1,601,146 units of limited partnership interest under our DRIP and Secondary DRIP.

Security

Our mortgage notes receivable are generally secured by:

- the parcels of land to be developed (which secure 75% of our mortgage notes receivable as of December 31, 2011);
- a pledge of some or all of the equity interests in the developer entity (which secures 67% of our mortgage notes receivable as of December 31, 2011);
- additional assets of the developer, including parcels of undeveloped and developed real estate (which secure 68% of our mortgage notes receivable as of December 31, 2011); and
- personal guarantees of the principals of the developer entity (which secure 65% of our mortgage notes receivable as of December 31, 2011).

If there is no third-party financing for a development project, our lien on the subject parcels is a first priority lien. If there is third-party financing, our lien on the subject parcels is subordinate to such financing. We enter each loan prepared to assume or retire any senior debt if necessary to protect our capital. We seek to enter into agreements with third-party lenders that require the third-party lenders to notify us of a default by the developer under the senior debt and allow us to assume or retire the senior debt upon any default under the senior debt. 8 of the 29 loans outstanding as of December 31, 2011, representing approximately 10% of the aggregate principal amount of the outstanding loans, are secured by a first lien on the respective property; 9 of the 29 loans outstanding as of December 31, 2011, representing approximately 10% of the aggregate principal amount of the outstanding loans, are secured by a second lien on the respective property; 3 of the 29 loans outstanding as of December 31, 2011, representing approximately 49% of the aggregate principal amount of the outstanding loans, are secured by a co-investment (which are secured by multiple properties through second liens, pledges of ownership interests and guarantees, as described below); 7 of the 29 loans outstanding as of December 31, 2011, representing approximately 6% of the aggregate principal amount of the outstanding loans, are secured by a pledge of the ownership interest of the borrower or entity which holds title to the property; and 2 of the 29 loans outstanding as of December 31, 2011, representing approximately 25% of the aggregate principal amount of the outstanding loans, are secured by other types of security interests. Co-investments are mezzanine loans that are secured by multiple projects in which an affiliate has also invested. Co-investment loans are cross-collateralized and are secured by second liens in finished lots and entitled land, pledges of the ownership interests in the borrowing entities, and guarantees. We enter into collateral-sharing arrangements with our affiliates and our borrowers that allocate the proceeds of the co-investment collateral between us and our affiliates. Under these collateral-sharing arrangements, we are generally entitled to receive 50-75% of collateral proceeds. In the event of a borrower's bankruptcy, we are entitled to receive 100% of the collateral proceeds after payment of the senior lenders, ahead of payment to our affiliates.

Mortgage notes that are secured only by a pledge of ownership interests may not be as valuable as notes secured by a first lien in the event of a loan default, as there may be liens on the property and the borrower's only source of cash flow and only asset may be the property itself. To mitigate this risk, we sometimes make co-investment loans secured by multiple pledges of ownership interests and collateral-sharing agreements with our affiliates which permit us to share in the proceeds of second liens. Furthermore, most of our real estate loans, including loans made to entities affiliated with our general partner, have the benefit of unconditional guarantees of the developer and/or its parent company and pledges of additional assets of the developer. The use of pledges of ownership interests allows us to more quickly obtain ownership of a property when the borrower has defaulted on a loan, thus allowing us to more quickly determine future actions regarding the property. Where the borrower owns more than one property, the use of pledges may provide us with additional sources of repayment. In addition, loans made to the same borrower or related borrowers are cross-collateralized, unless cross-collateralization is prohibited by the borrower's senior lender or the investors in the related borrowers are materially different.

We obtain an appraisal in conjunction with the initial underwriting and origination of each loan in our portfolio. In some cases, we may use an appraisal that has been prepared for another third-party lender, such as a commercial bank. We are not required to reappraise any individual asset; however, we generally will obtain an updated appraisal within 36 months from the date we originate our loan. We actively manage our portfolio, reviewing development timelines and budgets, market absorption rates and trends, lot and land prices, homebuilder performance and third-party market studies to evaluate the value of our collateral on a real time and continuous basis.

Underwriting Criteria

When selecting mortgage loans and investments that we intend to originate or purchase, our general partner adheres to the following underwriting criteria:

- *Liens.* All loans and investments made by us must be evidenced by a note and must be secured (1) by a first or second lien that is insured by a title insurance company, (2) by a pledge of the partnership interests in the special purpose entity holding the property or by both a subordinate lien position and a pledge of the partnership interests in the special purpose entity, or (3) by a commitment as to the priority of the loan or the condition of title. In addition, our loans and investments may be secured by a pledge of additional ownership interests of the developer and its affiliates in other development projects.
- *Interest Rate.* We seek to originate loans bearing interest at rates ranging from 10% to 16% per annum.
- *Term and Amortization.* We currently do not have a policy that establishes a minimum or maximum term for the loans we may make, nor do we intend to establish one. Loans typically are structured as interest-only notes with balloon payments or reductions to

principal tied to net cash from the sale of developed lots and the release formula created by the senior lender, *i.e.*, the conditions under which principal is repaid to the senior lender, if any.

- *Geographical Boundaries.* We may buy or originate loans in any of the 48 contiguous United States. As of December 31, 2011, we have originated loans in Texas, Colorado, Arizona and New Mexico.

As part of our evaluation of a potential borrower, we will generally obtain and review personal and entity tax returns, personal and entity financial statements and entity organizational documents and certificates of good standing for each potential borrower or guarantor. In addition, we retain the right to receive updated financial statements and tax returns from any borrower or guarantor as long as our loan is outstanding.

Credit Facility

On September 21, 2009, during the credit crisis in which financial institutions severely reduced the number of loans made to entities involved in real estate, the Partnership entered into a Loan and Security Agreement (the "Loan Agreement") with Wesley J. Brockhoeft, an unaffiliated individual (the "Lender"), pursuant to which the Lender provided the Partnership with a revolving credit facility in the maximum principal amount of $15 million (the "Brockhoeft Credit Facility"). The interest rate on the Brockhoeft Credit Facility is equal to 10% per annum. Accrued interest on the outstanding principal amount of the Brockhoeft Credit Facility is payable monthly. The Brockhoeft Credit Facility is secured by a first priority lien on all of the Partnership's existing and future assets. In consideration of the Lender originating the Brockhoeft Credit Facility, the Partnership paid the Lender an origination fee in the amount of $300,000. On June 21, 2010, the Partnership entered into the First Amendment to Loan and Security Agreement (the "Amended Loan Agreement"), pursuant to which the maturity date on the Brockhoeft Credit Facility was extended from September 20, 2010 to June 21, 2012. In addition, in accordance with the Amended Loan Agreement, the Partnership's existing and future assets secure its guaranty of a $15 million loan (the "UDF I – Brockhoeft Loan") from the Lender in favor of UDF I, an affiliated Delaware limited partnership. In connection with making the guaranty, the Partnership receives from UDF I a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft loan. The Amended Loan Agreement also provides for cross-default of the Brockhoeft Credit Facility with the UDF I – Brockhoeft Loan. In consideration for amending the Brockhoeft Credit Facility and extending the maturity date, the Partnership paid the Lender an amendment fee in the amount of $150,000. We believe that financial institutions continue to severely reduce the number of loans made to entities involved in real estate, but also that the interest rate and terms of the Brockhoeft Credit Facility and the Amended Loan Agreement are consistent with those offered by financial institutions for similar credit facilities.

The intended purpose of the Brockhoeft Credit Facility is to utilize it as a transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the partial or full repayment of loans. This allows the Partnership to keep funds invested in loans, instead of holding such loan repayment proceeds idle until new investments are identified. The Partnership does not intend to use the Brockhoeft Credit Facility to provide long-term or permanent leverage on Partnership investments. Proceeds from the operations of the Partnership will be used to repay the Brockhoeft Credit Facility. As of December 31, 2011, $15 million in principal was outstanding under the Brockhoeft Credit Facility. Interest expense associated with the Brockhoeft Credit Facility was approximately $1.5 million for the year ended December 31, 2011.

Borrowing Policies

The Partnership Agreement authorizes us to borrow funds up to an amount equal to 70% of the aggregate fair market value of all of our mortgage notes receivable. We are permitted by our Partnership Agreement to borrow money to:

- acquire or make mortgage loans;
- prevent defaults under senior loans or discharge them entirely if that becomes necessary to protect our interests; or
- assist in the development or sale of any real property that we have taken over as a result of default.

If our general partner determines it is advantageous to us, we may borrow money only if such borrowings do not constitute "acquisition indebtedness" as such term is defined in Section 514 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and the Treasury Regulations and rulings there under. Our use of leverage increases our risk of loss, however, because defaults on indebtedness secured by our assets may result in lenders initiating foreclosure of our assets.

Investment Limitations

We have not invested as a general or limited partner in other limited partnerships, even though we are permitted to do so under limited circumstances, as provided by our Partnership Agreement and the North American Securities Administrators Association ("NASAA") Mortgage Program Guidelines.

We do not underwrite securities of other issuers or invest in securities of other issuers for the purpose of exercising control. Notwithstanding the foregoing, we may invest in joint ventures or partnerships and in corporations in which real estate is the principal asset, provided that such acquisition can best be effected by the acquisition of the securities of such corporation, subject to the limitations set forth below.

We will not engage in the following activities:

- acquire assets in exchange for units of limited partnership interest;
- issue units of limited partnership interest after the termination of the Offering; or
- make loans to our general partner or its affiliates except as permitted by our Partnership Agreement and the NASAA Mortgage Program Guidelines. Such loans are permitted under our Partnership Agreement and the NASAA Mortgage Program Guidelines if an independent advisor issues an opinion to the effect that the proposed loan is fair and at least as favorable to us as a loan to an unaffiliated borrower in similar circumstances.

Our general partner periodically reviews our investment activity to attempt to ensure that we do not come within the application of the Investment Company Act of 1940, as amended (the "Investment Company Act"). Among other things, our general partner monitors the proportion of our portfolio that is placed in various investments and changes in law with the intent to structure the portfolio so that we do not come within the definition of an "investment company" under the Investment Company Act. See "Item 1A, Risk Factors – Risks Related to Our Business in General – Limited partners' returns will be reduced if we are required to register as an investment company under the Investment Company Act."

Conflicts of Interest

We do not have any officers, employees or directors, and we depend entirely on our general partner and its affiliates to manage our operations. As a result, we are subject to various conflicts of interest arising out of our relationship with our general partner and its affiliates, including conflicts related to the arrangements pursuant to which our general partner and its affiliates will be compensated by us. All of our agreements and arrangements with our general partner and its affiliates, including those relating to compensation, are not the result of arm's length negotiations. However, we believe that all of our agreements and arrangements with our general partner and its affiliates, including those relating to compensation, are consistent with the NASAA Mortgage Program Guidelines regarding conflicts of interest. In addition, our legal counsel, Morris, Manning & Martin, LLP, and our independent registered public accounting firm, Whitley Penn LLP, are independent entities who were selected by our general partner to provide services to us, our general partner and other entities affiliated with our general partner.

If the interests of the various parties become adverse, they may face conflicts of interest and may be precluded from representing any one or all of such parties.

Our general partner, who makes all of our investment decisions, is responsible for managing our affairs on a day-to-day basis and for identifying and making loans on our behalf. UMT Holdings holds 99.9% of the limited partnership interests in our general partner. UMT Services owns the remaining 0.1% of the limited partnership interests in our general partner and serves as its general partner. Theodore "Todd" F. Etter, Jr. and Hollis M. Greenlaw, who are directors of UMT Services, own 100% of the equity interests in UMT Services. UMT Services is the general partner and owns 0.1% of the limited partnership interests in UMT Holdings. The remaining 99.9% of the limited partnership interests in UMT Holdings are held as follows as of December 31, 2011: Todd F. Etter (30.00%), Hollis M. Greenlaw (30.00%), Craig A. Pettit (5.00%), Christine A. Griffin (1.95%), Timothy J. Kopacka (4.84%), William E. Lowe (1.06%), Michael K. Wilson (7.41%), Ben L. Wissink (10.09%), Cara D. Obert (4.82%) and Melissa H. Youngblood (4.83%). For more information regarding the relationships of our key personnel to our general partner and its affiliates, see the diagram below and "Item 10, Directors, Executive Officers and Corporate Governance – Key Personnel."

Our general partner was organized in March 2003 and serves as the asset manager for UDF I and UDF II, each a Delaware limited partnership and a related party. An affiliate of our general partner serves as the advisor to United Mortgage Trust ("UMT") and UDF IV, each of which is a Maryland real estate investment trust. Our general partner serves as the asset manager for UDF IV. Our general partner manages and is also the general partner of UDF LOF, a Delaware limited partnership and a related party. UDF I, UDF II, UDF LOF and UDF IV are real estate finance companies that engage in the business in which we engage and in which we intend to engage. The chart below indicates the relationships between our general partner and its affiliates.



UMT Services, Inc. (1)
GP
GP
GP
UMT Holdings, L.P. (2)
LP
LP
UMTH General Services, L.P. (3)
UMTH Land Development, L.P. (3)
GP & LP
United Development Funding, Inc. (4)
United Development Funding II, Inc. (5)
UDF Land GenPar, L.P. (6)
GP
GP
GP
GP
Public Shareholders
Private Limited Partners
Private Limited Partners
Public Limited Partners
Private Limited Partners
Public Shareholders
United Mortgage Trust (7)
United Development Funding, L.P. (8)
United Development Funding II, L.P. (9)
United Development Funding III, L.P. (10)
United Development Funding Land Opportunity Fund, L.P. (11)
United Development Funding IV (12)
Advisor
Asset Manager
Ownership Interest

(1) Todd F. Etter and Hollis M. Greenlaw each own one-half of the equity interests in UMT Services. Messrs. Etter and Greenlaw and Michael K. Wilson serve as directors of UMT Services. UMT Services serves as general partner of UMTH General Services, L.P. ("General Services"), an affiliate of our general partner, Land Development.

(2) UMT Services serves as the general partner and owns 0.1% of the limited partnership interests in UMT Holdings. The remaining 99.9% of the limited partnership interests in UMT Holdings are held as follows as of December 31, 2011: Todd F. Etter (30.00%), Hollis M. Greenlaw (30.00%), Craig A. Pettit (5.00%), Christine A. Griffin (1.95%), Timothy J. Kopacka (4.84%), William E. Lowe (1.06%), Michael K. Wilson (7.41%), Ben L. Wissink (10.09%), Cara D. Obert (4.82%) and Melissa H. Youngblood (4.83%).

(3) UMT Services serves as the general partner and owns 0.1% of the limited partnership interests in each of General Services and Land Development. UMT Holdings owns the remaining 99.9% of the limited partnership interests in each of General Services and Land Development, our general partner. Land Development also serves as the asset manager for UDF I, UDF II, UDF IV and UDF LOF.

(4) United Development Funding, Inc. is owned 33.75% by each of Messrs. Greenlaw and Etter, 22.5% by Mr. Kopacka, and 10% by Ms. Griffin.

(5) United Development Funding II, Inc. is owned 50% by each of Messrs. Etter and Greenlaw.

(6) Land Development owns 100% of the general partnership and limited partnership interests in UDF Land GenPar, L.P.

(7) General Services serves as the advisor for UMT.

(8) United Development Funding, Inc. serves as general partner for UDF I and owns a 0.02% general partnership interest, Land Development owns a 49.99% subordinated profits interest, and unaffiliated limited partners own the remaining 49.99% of the interests in UDF I.

(9) United Development Funding II, Inc. serves as general partner for UDF II and owns a 0.1% general partnership interest, Land Development owns a 49.95% subordinated profits interest, and unaffiliated limited partners own the remaining 49.95% of the interests in UDF II.

(10) Land Development serves as our general partner and holds a 0.01% general partner interest. Approximately 8,900 limited partners, as of December 31, 2011, own 99.99% of our limited partnership units.

(11) UDF Land GenPar, L.P. serves as the general partner for UDF LOF and holds a 0.01% general partnership interest. UDF Land GenPar, L.P. also holds a subordinated profit participation interest in UDF LOF. The investors who purchase units in the private offering by UDF LOF will own 99.9% of the limited partnership interests. As of December 31, 2011, approximately 590 limited partners held interests in UDF LOF.

(12) General Services serves as the advisor to UDF IV. Land Development serves as the asset manager to UDF IV. UMT Holdings owns 10,000 of UDF IV's shares of beneficial interest as of December 31, 2011.

Because we were organized and are operated by our general partner, conflicts of interest will not be resolved through arm's length negotiations but through the exercise of our general partner's judgment consistent with its equal fiduciary responsibility to its limited partners and each of the other partnerships for which our general partner serves as general partner and our investment objectives and policies. Our general partner uses its best efforts to assure that we are treated at least as favorably as any other affiliated program. Furthermore, our Partnership Agreement provides that our general partner will have no liability, and that we will indemnify our general partner for any obligations, losses, damages, costs or other liabilities, arising out of any action or failure to act that the general partner in good faith determines was in our best interest, provided its action or failure to act did not constitute negligence or misconduct. See "Item 13, Certain Relationships and Related Transactions, and Director Independence – Policies and Procedures for Transactions with Related Persons," for a discussion of our policies and procedures for resolving potential conflicts of interest.

Housing Industry

The U.S. housing market suffered declines over the past five years, particularly in geographic areas that had previously experienced rapid growth, steep increases in property values and speculation. In 2009, the homebuilding industry was focused on further reducing supply and inventory overhang of new single-family homes. In 2010, national and regional homebuilders increased the number of homes constructed from the number constructed in 2009. In 2011, the number of new homes constructed fell slightly from 2010 as homebuilders adjusted to the expiration of the federal homebuyer tax credit, which we believe pulled demand forward at the expense of the following sales season. We believe that while demand for new homes has been affected across the country by the general decline of the housing industry, the housing markets in the geographic areas in which we have invested and intend to invest have not been impacted as greatly. Further, we believe that, as a result of the inventory reductions and corresponding lack of development over the past few years, the supply of new homes and finished lots have generally aligned with market demand in most real estate markets such that more homes will be started in 2012 than in 2011. We also believe that we will see continued demand for our products in 2012.

Competition

Real estate financing is a very competitive industry. Our principal competitors are mortgage banks and other lenders. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, other real estate limited partnerships and other entities engaged in real estate investment activities, many of which have greater resources than we do. Banks and larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the proliferation of the Internet as a tool for loan origination has made it very inexpensive for new competitors to participate in the real estate finance industry. We believe that the demand for development loans is increasing, which may cause more lenders and equity participants to enter this market. Our ability to make or purchase a sufficient number of loans and investments to meet our objectives will depend on the extent to which we can compete successfully against these other lenders, including lenders that may have greater financial or marketing resources, greater name recognition or larger customer bases than we have. Our competitors may be able to undertake more effective marketing campaigns or adopt more aggressive pricing policies than we can, which may make it more difficult for us to attract customers. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

Regulations

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Under limited circumstances, a secured lender, in addition to the owner of real estate, may be liable for clean-up costs or have the obligation to take remedial actions under environmental laws, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. Some of these laws and regulations may impose joint and several liability for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell such property or to use the property as collateral for future borrowing.

In addition, as a non-bank lender of commercial loans, we are subject to various state and federal regulations regarding usury laws. State and federal usury laws limit the interest that lenders are entitled to receive on a mortgage loan. In determining whether a given transaction is usurious, courts may include charges in the form of "points" and "fees" as "interest," but may exclude payments in the form of "reimbursement of foreclosure expenses" or other charges found to be distinct from "interest." While we contract for interest at a rate that is less than or equal to the applicable maximum amount of non-usurious interest and our loan documents and Texas law provide us with an opportunity to cure usurious charges, if the amount charged for the use of the money loaned is found to exceed a statutorily established maximum rate (under Texas law, the current maximum amount of non-usurious interest is 18% per annum) and we fail to cure, the form employed and the degree of overcharge are both immaterial to the determination that the loan is usurious. Statutes differ in their provision as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest above the applicable limit or imposes a specified penalty. Under this statutory scheme, the borrower may have the recorded mortgage or deed of trust cancelled upon paying its debt with lawful interest, or the lender may foreclose, but only for the debt plus lawful interest. Under a second, more severe type of statute, a violation of the usury law results in the invalidation of the transaction, thereby permitting the borrower to have the recorded mortgage or deed of trust cancelled without any payment (thus prohibiting the lender from foreclosing).

Employees

We have no employees; however, our general partner and an affiliate of our general partner have a staff of employees who perform a range of services for us, including originations, acquisitions, asset management, accounting, legal and investor relations.

Financial Information About Industry Segments

Our current business consists only of originating, acquiring, servicing and managing mortgage loans on real property, acquiring participation interests in third-party mortgage loans on real property and issuing or acquiring an interest in credit enhancements to borrowers. We internally evaluate our activities as one industry segment, and, accordingly, we do not report segment information.

Available Information

We electronically file an annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the SEC. Copies of our filings with the SEC may be obtained from the web site maintained by our sponsor at http://www.udfonline.com or at the SEC's website, at http://www.sec.gov. Access to these filings is free of charge. We are not incorporating our sponsor's website or any information from the website into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate.

Risks Related to an Investment in UDF III

There is no public trading market for our units; therefore, it will be difficult for limited partners to sell their units.

There is no public trading market for our units of limited partnership interest, and we do not expect one to ever develop. Our Partnership Agreement restricts our ability to participate in a public trading market or anything substantially equivalent to a public trading market by providing that any transfer that may cause us to be classified as a publicly traded partnership as defined in Section 7704 of the Internal Revenue Code shall be deemed void and shall not be recognized by us. Because our classification as a publicly traded partnership may significantly decrease the value of limited partners' units, our general partner intends to use its authority to the maximum extent possible to prohibit transfers of units that could cause us to be classified as a publicly traded partnership. As a result, it will be difficult for limited partners to sell their units.

Our units have limited transferability and lack liquidity.

Except for certain intra-family transfers, limited partners are limited in their ability to transfer their units. Our Partnership Agreement and certain state regulatory agencies have imposed restrictions relating to the number of units limited partners may transfer. In addition, the suitability standards imposed on prospective investors also apply to potential subsequent purchasers of our units. If limited partners are able to find a buyer for their units, they may not sell their units to such buyer unless the buyer meets the suitability standards applicable to him or her. Accordingly, it will be difficult for a limited partner to sell their units promptly or at all. Limited partners may not be able to sell their units in the event of an emergency, and if they are able to sell their units, they may have to sell them at a substantial discount. It is also likely that the units would not be accepted as the primary collateral for a loan.

Limited partners will not have the opportunity to evaluate our loans prior to their origination or purchase.

We invest substantially all of the Offering and Secondary DRIP proceeds available for investments, after the payment of fees and expenses, in the financing of raw or partially developed land for residential use, although we are not limited to such investments. Loans that we originate and/or purchase must meet our underwriting criteria. We rely entirely on our general partner with respect to the acquisition of our investments, and limited partners are not able to evaluate such investments. We cannot be sure that we will be successful in obtaining suitable investments. If we are unable to identify loans that satisfy our underwriting criteria or we are unable to invest in loans that satisfy our underwriting criteria in a timely fashion, our business strategy and operations may be adversely affected.

If we, through our general partner, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our general partner in the identification of real estate loans and the determination of any financing arrangements. Investors must rely entirely on the management ability of our general partners. We cannot be sure that our general partner will be successful in obtaining suitable investments on financially attractive terms or at all, or that, if it makes investments on our behalf, our objectives will be achieved. If we, through our general partner, are unable to find suitable investments, it will be solely at the discretion of our general partner what action, if any, will be taken. In such an event, our ability to achieve our investment objectives and pay distributions to our limited partners would be adversely affected.

Competition with third parties in financing properties may reduce our profitability and the return on our limited partners' investments.

Real estate financing is a very competitive industry. Our principal competitors are mortgage banks and other lenders. We also compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, other real estate limited partnerships and other entities engaged in real estate investment activities, many of which have greater resources than we do. Banks and larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the proliferation of the Internet as a tool for loan origination has made it very inexpensive for new competitors to participate in the real estate finance industry. Our ability to make or purchase a sufficient number of loans and investments to meet our objectives will depend on the extent to which we can compete successfully against these other lenders, including lenders that may have greater financial or marketing resources, greater name recognition or larger customer bases than we have. Our competitors may be able to undertake more effective marketing campaigns or adopt more aggressive pricing policies than we can, which may make it more difficult for us to attract customers. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

The homebuilding industry has undergone a significant downturn, and its duration and ultimate severity are uncertain. Further deterioration in industry or economic conditions or in the broader economic conditions of the markets where we operate could further decrease demand and pricing for new homes and residential home lots and have additional adverse effects on our operations and financial results.

Developers to whom we make loans and with whom we enter into subordinate debt positions use the proceeds of our loans and investments to develop raw real estate into residential home lots. The developers obtain the money to repay our development loans by reselling the residential home lots to homebuilders or individuals who build single-family residences on the lots. The developer's ability to repay our loans is based primarily on the amount of money generated by the developer's sale of its inventory of single-family residential lots.

The homebuilding industry is cyclical and is significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

- employment levels and job growth;
- demographic trends, including population increases and decreases and household formation;
- availability of financing for homebuyers;
- interest rates;
- affordability of homes;
- consumer confidence;
- levels of new and existing homes for sale, including foreclosed homes; and
- housing demand.

These may occur on a national scale or may affect some of the regions or markets in which we operate more than others. An oversupply of alternatives to new homes, such as existing homes, including homes held for sale by investors and speculators, foreclosed homes, and rental properties, can also reduce the homebuilder's ability to sell new homes, depress new home prices, and reduce homebuilder margins on the sales of new homes, which likely would reduce the amount and price of the residential home lots sold by the developers to which we have loaned money and/or increase the absorption period in which such home lots are purchased.

Also, historically, the homebuilding industry uses expectations for future volume growth as the basis for determining the optimum amount of land and lots to own. In light of the much weaker market conditions encountered in 2006, which further deteriorated in 2007 and 2008 before bottoming in 2009, we believe that expectations have changed and that the homebuilding industry significantly slowed its purchases of land and lots as part of its strategy to reduce inventory to reflect the reduced rate of production.

We believe that the difficult conditions within the homebuilding industry reached a bottom in early 2009 and demand continues to be challenged in many markets. According to a joint release from the U.S. Department of Housing and Urban Development and the Census Bureau, the sale of new single-family homes in December 2011 was estimated to be at a seasonally-adjusted rate of 324,000, approximately 1,000 units below the December 2010 estimate. The median sales price of new homes sold in December 2011 was $216,500; the average sales price was $264,900. The seasonally-adjusted estimate of new houses for sale at the end of December 2011 was 154,000, representing a supply of 5.7 months at the December 2011 sales rate.

In such a business climate, developers to which we have loaned money may be unable to generate sufficient income from the resale of single-family residential lots to repay our loans. Accordingly, continued or further deterioration of homebuilding conditions or in the broader economic conditions of the markets where we operate could cause the number of homebuyers to decrease, which would increase the likelihood of defaults on our development loans and, consequently, reduce our ability to pay distributions to our limited partners.

We believe that housing market conditions remain challenging, and we cannot predict the duration or ultimate severity of such conditions. However, it is our intention to invest in stable markets demonstrating strong housing fundamentals and correcting markets with strong housing fundamentals. Our operations could be negatively affected to the extent that the housing industry downturn is prolonged or becomes more severe.

The reduction in availability of mortgage financing and the volatility and reduction in liquidity in the financial markets have adversely affected our business, and the duration and ultimate severity of the effects are uncertain.

Since 2007, the mortgage lending industry has experienced significant instability due to, among other things, defaults on subprime loans and a resulting decline in the market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers in recent years. This has led to reduced investor demand for mortgage loans and mortgage-backed securities, tightened credit requirements, reduced liquidity and increased credit risk premiums. Deterioration in credit quality among subprime and other nonconforming loans has caused almost all lenders to eliminate subprime mortgages and most other loan products that are not conforming loans, FHA/VA-eligible loans or jumbo loans (which meet conforming underwriting guidelines other than loan size). Fewer loan products and tighter loan qualifications and any other limitations or restrictions on the availability of those types of financings in turn make it more difficult for some borrowers to finance the purchase of new homes and for some buyers of existing homes from move-up new home buyers to finance the purchase of the move-up new home buyer's existing home. These factors have served to reduce the affordability of homes and the pool of qualified homebuyers and made it more difficult to sell to first time and first time move-up buyers which have long made up a substantial part of the affordable housing market. These reductions in demand increase the likelihood of defaults on our development loans and, consequently, reduce our ability to pay distributions to our limited partners. The duration and severity of such effects remain uncertain.

We also believe that the liquidity provided by Fannie Mae (Federal National Mortgage Association) and Freddie Mac (Federal Home Loan Mortgage Corporation) ("Government Sponsored Enterprises" or "GSEs") to the mortgage industry is very important to the housing market. These entities have reported severe losses as a result of deteriorating housing and credit market conditions. These losses have reduced their equity and limited their ability to acquire mortgages. The director of the Federal Housing Finance Agency ("FHFA"), James B. Lockhart III, on September 7, 2008 announced his decision to place Fannie Mae and Freddie Mac into a conservatorship run by FHFA. That plan contained three measures: an increase in the line of credit available to the GSEs from the U.S. Treasury, so as to provide liquidity; the right of the U.S. Treasury to purchase equity in the GSEs, so as to provide capital; and a consultative role for the Federal Reserve in a reformed GSE regulatory system. The U.S. Treasury later announced a further increase in the line of credit available to the GSEs, providing guaranteed backing for all losses that they suffer. The U.S. Treasury's support of the two GSEs while under conservatorship of the FHFA was intended to promote stability in the secondary mortgage market and lower the cost of funding. The GSEs modestly increased their mortgage-backed securities portfolios through the end of 2009. Then, to address systemic risk, their portfolios began to be gradually reduced, largely through natural run off, and will eventually stabilize at a lower, less risky size. To further support the availability of mortgage financing for millions of Americans, the U.S. Treasury initiated a temporary program to purchase GSE mortgage-backed securities, which expired with the U.S. Treasury's temporary authorities in December 2009. Coinciding with the Treasury purchase program was the Federal Reserve, which purchased $1.25 trillion worth of mortgage-backed securities through the end of March 2010. This program ended on March 31, 2010, as scheduled by the Federal Reserve. On September 21, 2011, the Federal Reserve announced that it would begin reinvesting the principal payments from its mortgage-backed securities holdings into additional purchases of agency mortgage-backed securities to help further support conditions in mortgage markets. As of the date of this annual report, the 30-year fixed-rate single-family residential mortgage interest rate remains significantly below the rate that was available at the conclusion of the period of the Federal Reserve purchases in March 2010. Any limitations or restrictions on the availability of financing or on the liquidity provided by the GSEs could adversely affect interest rates and mortgage availability and could cause the number of homebuyers to decrease, which would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our limited partners.

The homebuilding industry's strategies in response to the adverse conditions in the industry have had limited success, and the continued implementation of these and other strategies may not be successful.

Since the downturn began, most homebuilders have been focused on generating positive operating cash flow, resizing and reshaping their product for a more price-conscious consumer and adjusting finished new home inventories to meet demand, and did so in many cases by significantly reducing the new home prices and increasing the level of sales incentives. Since reaching a peak of approximately 1,283,000 new home sales in 2005, new home sales have declined each year, year-over-year, to a low of approximately 304,000 new home sales in 2011. We believe that the continued decline in new home sales is largely due to a decrease in consumer confidence, due principally to the constant and negative national housing, financial industry, and economic news. A more restrictive mortgage lending environment, unemployment and the inability of some buyers to sell their existing homes have also impacted new home sales. Many of the factors that affect new home sales are beyond the control of the homebuilding industry.

A decrease in the number of new homes sold may increase the likelihood of defaults on our loans and, consequently, may reduce our ability to pay distributions to our limited partners. It is uncertain how long the reduction in sales and the increased level of cancellations will continue.

Increases in interest rates, reductions in mortgage availability or increases in other costs of owning a home could prevent potential customers from buying new homes and adversely affect our business or our financial results.

Demand for new homes is sensitive to changes in housing affordability. Most new home purchasers finance their home purchases through lenders providing mortgage financing. During 2009, 2010, and 2011, the mortgage lending industry experienced significant instability. As a result of increased default rates and governmental initiatives to improve capital ratios, many mortgage lenders have tightened credit requirements and have reduced the amount of their lending with regard to residential mortgage loans. Fewer loan products, stricter loan qualification standards, and higher down payment requirements have made it more difficult for many potential homebuyers to finance the purchase of homes. Increases in interest rates may make houses more difficult to afford. Lack of availability of mortgage financing at acceptable rates reduces demand for homes.

Even if potential customers do not need financing, changes in interest rates and the availability of mortgage financing products may make it harder for them to sell their current homes to potential buyers who need financing.

A reduction in the demand for new homes may reduce the amount and price of the residential home lots sold by the developers to which we have loaned money and/or increase the absorption period in which such home lots are purchased and, consequently, increase the likelihood of defaults on our development loans.

We may suffer from delays in locating suitable investments, particularly as a result of the current economic environment and capital constraints, which could adversely affect the return on limited partners' investments.

We could suffer from delays in locating suitable investments, particularly as a result of the current economic environment, capital constraints and our reliance on our general partner. Capital constraints at the heart of the current credit crisis have reduced the number of real estate lenders able or willing to finance development, construction and the purchase of homes, thus reducing the number of homebuilders and developers that are able to receive such financing. In the event that homebuilders and developers fail or reduce the number of their development and homebuilding projects, resulting in a reduction of new loan applicants, the availability of investments for us would also decrease. Such decreases in the demand for secured loans could leave us with excess cash. In such instances, we plan to make short-term, interim investments with proceeds available from sales of units and hold these interim investments, pending investment in suitable loans. Interest returns on these interim investments are usually lower than on secured loans, which may reduce our ability to pay distributions to our limited partners, depending on how long these interim investments are held.

When we invest in short-term, interim investments using proceeds from the sale of units, those limited partners will nevertheless participate pro rata in our distributions of income with holders of units whose sale proceeds have been invested in secured loans. This will favor, for a time, holders of units whose purchase monies were invested in interim investments, to the detriment of holders of units whose purchase monies are invested in normally higher-yielding secured loans.

Increases in interest rates could increase the risk of default under our development loans.

Developers to whom we make loans and with whom we enter into subordinate debt positions will use the proceeds of our loans and investments to develop raw real estate into residential home lots. The developers obtain the money to repay our development loans by reselling the residential home lots to home builders or individuals who build a single-family residence on the lot. The developer's ability to repay our loans is based primarily on the amount of money generated by the developer's sale of its inventory of single-family residential lots. If interest rates increase, the demand for single-family residences is likely to decrease. In a climate of higher interest rates, developers to which we have loaned money may be unable to generate sufficient income from the resale of single-family residential lots to repay our loans. Accordingly, increases in single-family mortgage interest rates could cause the number of homebuyers to decrease, which would increase the likelihood of defaults on our development loans and, consequently, reduce our ability to pay distributions to our limited partners.

Adverse market and economic conditions will negatively affect our returns and profitability.

Our results are sensitive to changes in market and economic conditions such as the level of employment, consumer confidence, consumer income, the availability of consumer and commercial financing, interest rate levels, supply of new and existing homes, supply of finished lots and the costs associated with constructing new homes and developing land. We may be affected by market and economic challenges, including the following, any of which may result from a continued or exacerbated general economic slowdown experienced by the nation as a whole or by the local economies where properties subject to our mortgage loans may be located:

- poor economic conditions may result in a slowing of new home sales and corresponding lot purchases by builders resulting in defaults by borrowers under our mortgage loans;
- job transfers and layoffs may cause new home sales to decrease;
- lack of liquidity in the secondary mortgage market;
- tighter credit standards for home buyers;
- general unavailability of commercial credit; and
- illiquidity of financial institutions.

The length and severity of any economic downturn cannot be predicted. Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

The loans we make will have a higher risk than conventional real estate loans on residential properties.

We originate and purchase loans in respect of affiliated and unaffiliated third parties which are used by the borrowers to develop vacant parcels. Improvements made by such borrowers may, but will not necessarily, increase the value of the subject parcels. The loans are represented by notes that are secured by either a subordinated lien on the parcel if the developer has a development loan senior to our loan, or a first lien if we are the senior lender. In some instances where the subject parcel is encumbered by a lien in favor of a third party, we may, at our option, become the senior lender in order to protect the priority of our lien on the parcels. Our loans may also be secured by other assets of the developer. While we seek to obtain an unconditional guarantee of the developer and/or its parent companies to further secure the developer's obligations to us, we cannot assure limited partners that we will obtain such an unconditional guarantee in all cases. If a default occurs under one or more of our loans, payments to us could be reduced or postponed. Further, in the event of a default, we may be left with a security or an ownership interest in an undeveloped or partially developed parcel of real estate, which may have less value than a developed parcel. The guarantee of the developer and/or its parent companies and other pledged assets, if any, may be insufficient to compensate us for any difference in the amounts due to us under a development loan and the value of our interest in the subject parcel.

Decreases in the value of the property underlying our loans may decrease the value of our assets.

All of the loans we have made and, we expect, all of the loans we will make, are or will be secured by (1) an underlying lien on the real property to be developed, (2) a pledge of some or all of the equity interests in the developer entity, (3) personal guarantees of the principals of the developer entity, and/or (4) by a pledge of other assets owned by the developer or of ownership interests in the developer entity. To the extent that the value of the property that serves as security for these loans or investments is lower than we expect, the value of our assets, and consequently our ability to pay distributions to our limited partners, will be adversely affected.

We are subject to the general market risks associated with real estate development.

Our financial performance depends on the successful development and sale of the real estate parcels that serve as security for the loans we make to developers. As a result, we are subject to the general market risks of real estate development, including weather conditions, the price and availability of materials used in the development of the lots, environmental liabilities and zoning laws, and numerous other factors that may materially and adversely affect the success of the development projects. In the event the market softens, the developer may require additional funding and such funding may not be available. In addition, if the market softens, the amount of capital required to be advanced and the required marketing time for such development may both increase, and the developer's incentive to complete a particular real estate development may decrease. Such circumstances may reduce our profitability and the return on the limited partners' investments.

The prior performance of real estate investment programs sponsored by affiliates of our general partner may not be an indication of our future results.

We were formed in June 2005 and our general partner was formed in March 2003. Although key personnel of our general partner are experienced in operating businesses similar to our business, investors should not rely on the past performance of any other businesses of our key personnel, general partner, or affiliates to predict our future results. To be successful in this market, we must, among other things:

- identify and acquire investments that further our investment strategy;
- increase awareness of the United Development Funding name within the investment products market;
- establish and maintain our network of licensed securities brokers and other agents;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;
- respond to competition both for investment opportunities and potential investors in us; and
- continue to build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause limited partners to lose all or a portion of their investment.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategy could be delayed or hindered.

Our success depends on the diligence, experience and skill of certain executive officers and other key personnel of our general partner, including Todd F. Etter, Hollis M. Greenlaw, Michael K. Wilson, Ben L. Wissink, Melissa H. Youngblood and Cara D. Obert. Although our general partner or its affiliates have employment contracts with key personnel, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with our general partner or its affiliates. Our general partner, or affiliates of our general partner, have obtained key person life insurance policies on Mr. Hollis M. Greenlaw, Mr. Todd F. Etter and Mr. Ben L. Wissink. We have not obtained life insurance policies on any other key personnel involved in our operations and, therefore, have no insulation against extraneous events that may adversely affect their ability to implement our investment strategies. We believe that our future success depends, in large part, upon our general partner's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled managerial, operational and marketing personnel is intense, and we cannot assure limited partners that we will be successful in attracting and retaining such personnel. The loss of any key person could harm our business, financial condition, cash flow and results of operations. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategy could be delayed or hindered.

Our rights and the rights of our limited partners to recover claims against our general partner are limited.

Our Partnership Agreement provides that our general partner will have no liability, and that we will indemnify our general partner for any obligations, losses, damages, costs or other liabilities, arising out of any action or failure to act that the general partner in good faith determines was in our best interest, provided its action or failure to act did not constitute negligence or misconduct. As a result, we and our limited partners may have more limited rights against our general partner than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our general partner in some cases.

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships with our general partner and its affiliates, including the material conflicts discussed below. When conflicts arise between us and our general partner and its affiliates, they may not be resolved in our favor, which could cause our operating results to suffer.

Our general partner has equity interests and/or profit participations in developments we finance and may have a greater incentive to make loans with respect to such development, which may or may not be subordinate to our mortgage loans, to preserve and/or enhance its economic interests in such development.

We have made loans and provided credit enhancement transactions and may continue to make loans and provide credit enhancement transactions to affiliates of our general partner. Any mortgage loan or any credit enhancement to any affiliate or our general partner must meet certain requirements, including receipt of a fairness opinion from an independent advisor as to the fairness of such mortgage loan or credit enhancement. Our general partner may choose to deploy and allocate funds for mortgage loans or credit enhancement transactions to affiliates of our general partner rather than to loans or credit enhancement transactions to unaffiliated third parties that may offer less risk of loss. If an affiliate of our general partner has an equity interest or participation interest in a development that requires a loan or credit enhancement, then our general partner may have a greater incentive to make a loan with respect to such development to preserve and/or enhance its economic interest in such development. Moreover, so long as it determines that it is advisable to do so in the exercise of its fiduciary duties to us, the general partner may cause us to make a loan or provide a credit enhancement to one of its affiliates in connection with a development in which such affiliates of our general partner hold an interest instead of another development in which affiliates of the general partner do not hold an interest.

Our general partner is the general partner for UDF LOF. An affiliate of our general partner is the advisor to UMT and UDF IV. Our general partner is an affiliate of the general partner of UDF I and UDF II and provides asset management services to UDF I, UDF II, UDF IV and UDF LOF. Our general partner may not always be able to allocate investment opportunities on a pro rata basis among us, UDF I, UDF II, UDF IV and UDF LOF.

Our general partner seeks to equitably apportion among us and the other United Development Funding programs all suitable investment opportunities of which it becomes aware. We entered into a participation agreement with UDF I, UDF II, UDF LOF and UDF IV pursuant to which we invest in the same loans and transactions as UDF I, UDF II, UDF LOF and UDF IV on a pro rata basis based on the amount of capital held by each entity that is available for investment. However, circumstances may arise, due to availability of capital or other reasons, when it is not possible for us to make an investment on such a pro rata basis. Our general partner may determine not to invest in otherwise suitable investments in which other United Development Funding programs will participate in order for us to avoid unrelated business taxable income, or "UBTI," which is generally defined as income derived from any unrelated trade or business carried on by a tax-exempt entity or by a partnership of which it is a member, and which is generally subject to taxation. We cannot assure limited partners that we will be able to invest in all investment opportunities of which our general partner becomes aware that may be suitable for us on a pro rata basis or otherwise.

Our founders may form other companies that will engage in the same business as us, and we may not always be able to participate in investment opportunities on a pro rata basis between us and such other companies.

Our general partner and its affiliates may engage in additional real estate-related activities in the future, including the activities in which we engage, and may form new entities to engage in these activities. If new companies are formed for the purpose of engaging in the businesses in which we engage, our founders intend to allocate investment opportunities among us, UDF I, UDF II, UDF IV, UDF LOF and the new entities equitably. However, we cannot assure limited partners that we will be able to participate in all or any investment opportunities in which such other companies participate, on an equitable basis or otherwise.

Certain of the principals of our general partner will face conflicts of interest relating to the extension and purchase of loans, and such conflicts may not be resolved in our favor.

Certain of the principals of our general partner, including Mr. Etter, Mr. Greenlaw, Michael K. Wilson, Ben L. Wissink, Melissa H. Youngblood and Cara D. Obert, are also principals, directors, employees, officers and equity holders of other entities, including UDF I, UDF II, UDF IV, UDF LOF, UMT Holdings and UMT Services, and they may also in the future hold positions with, and interests in, other entities engaged in real estate activities. These multiple responsibilities may create conflicts of interest for these individuals if they are presented with opportunities that may benefit us and their other affiliates. These individuals may be incentivized to allocate opportunities to other entities rather than to us if they are more highly compensated based on investments made by other entities. In determining which opportunities to allocate to us and to their other affiliates, these individuals will consider the investment strategy and guidelines of each entity. Because we cannot predict the precise circumstances under which future potential conflicts may arise, we intend to address potential conflicts on a case-by-case basis. There is a risk that our general partner will choose an investment for us that provides lower returns to us than a loan made by one of our affiliates. Our Partnership Agreement provides that it shall be deemed not to be a breach of any obligation our general partner has to us or our limited partners for the general partner or its affiliates to engage in other business activities in preference to or to the exclusion of us. The Partnership Agreement also expressly states that the general partner has no obligation to present business opportunities to us.

We will face risks relating to joint ventures with our affiliates and third parties that are not present with other methods of investing in mortgage loans.

We may enter into joint ventures with certain of our affiliates, as well as third parties, for the funding of loans. We may also purchase loans in joint ventures or in partnerships or other co-ownership arrangements with our affiliates, the sellers of the loans, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment in mortgages, including, for example:

- the possibility that our co-venturer or partner in an investment might become bankrupt, in which case our investment might become subject to the rights of the co-venturer or partner's creditors and we may be forced to liquidate our investment before we otherwise would choose to do so;
- that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals, which may cause us to disagree with our co-venturer or partner as to the best course of action with respect to the investment and which disagreements may not be resolved to our satisfaction;
- that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, which may cause us not to realize the return anticipated from our investment; or
- that it may be difficult for us to sell our interest in any such co-venture or partnership.

Moreover, in the event we determine to foreclose on the collateral underlying a non-performing loan, we may be required to obtain the cooperation of our co-venturer or partner to do so. We anticipate that we will co-invest with our affiliates in certain loans, in which case we expect to enter into an inter-creditor agreement that will define our rights and priority with respect to the underlying collateral. Our inability to foreclose on a property acting alone may cause significant delay in the foreclosure process, in which time the value of the property may decline.

As of December 31, 2011, we have not entered into any joint ventures. As of December 31, 2011, we have co-invested in one loan originated by an affiliate, UMT, with an outstanding balance of approximately $65.5 million. In addition, as of December 31, 2011, one affiliate, UDF IV, has participated in five loans we have originated for approximately $12.2 million, and another affiliate, UDF LOF, has participated in three loans we have originated for approximately $18.0 million. See "Item 13, Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons" for further discussion of these investments.

Our general partner will face additional conflicts of interest relating to loan participations with affiliated entities and may make decisions that disproportionately benefit one or more of our affiliated entities instead of us.

Affiliates of our general partner have sponsored private and public placement offerings on behalf of UDF I, UDF II, UDF IV and UDF LOF, all of which are unspecified, or "blind pool," programs. Because our general partner or its affiliates will have advisory and management arrangements with these other United Development Funding programs, it is likely that they will encounter opportunities to invest in or acquire interests in mortgage loans, mezzanine loans, participations and/or properties to the benefit of one of the United Development Funding programs, but not others. Our general partner or its affiliates may make decisions to finance certain properties, which decisions might disproportionately benefit a United Development Funding program other than us. In such event, our results of operations and ability to pay distributions to our unit holders could be adversely affected.

Because our general partner and its affiliates control us, UDF I, UDF II, UDF IV and UDF LOF, agreements and transactions among the parties with respect to any loan participation among two or more of such parties will not have the benefit of an arm's length negotiation of the type normally conducted between unrelated co-venturers. Under these loan participation arrangements, we may not have a first priority position with respect to the underlying collateral. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. In addition, to the extent that our co-venturer is an affiliate of our general partner, certain conflicts of interest will exist.

Employees of our general partner will face conflicts of interest relating to the allocation of their time and other resources among the various entities that they serve or have interests in, and such conflicts may not be resolved in our favor.

Certain of the employees of our general partner will face competing demands relating to their time and resources because they are also affiliated with entities with investment programs similar to ours, and they may have other business interests as well, including business interests that currently exist and business interests they develop in the future. Because these persons have competing interests for their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. As a result, they may devote less time and resources to our business than is necessary. If this occurs, our business, financial condition and results of operations may suffer.

There is no separate counsel for certain of our affiliates and us, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us, our general partner and certain of its affiliates. If the interests of the various parties become adverse, under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of the general partner or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected.

Risks Related to Our Business in General

The Delaware Revised Uniform Limited Partnership Act does not grant limited partners any voting rights, and limited partners' rights are limited under our Partnership Agreement.

A vote of a majority of the units of limited partnership interest is sufficient to take the following actions:

- to amend our Partnership Agreement;
- to dissolve and terminate UDF III;
- to remove our general partner; and
- to authorize a merger or a consolidation of UDF III.

These are the only significant voting rights granted to our limited partners under our Partnership Agreement. In addition, Delaware law does not grant limited partners any specific voting rights.

Our Partnership Agreement provides that limited partners may vote on only a few operational matters, including the removal of our general partner. However, limited partners will be bound by the majority vote on matters requiring approval of a majority of the units of limited partnership interest even if limited partners do not vote with the majority on any such matter. Therefore, limited partners will have little to no control over our day-to-day operations.

Our general partner will make all decisions with respect to our management and determine all of our major policies, including our financing, growth, investment strategies and distributions. Our general partner may revise these and other policies without a vote of our limited partners. Therefore, limited partners will be relying almost entirely on our general partner for our management and the operation of our business. Our general partner may only be removed under certain conditions, as set forth in our Partnership Agreement. If our general partner is removed, it will receive payment equal to the fair market value of its interests in UDF III as agreed upon by our general partner and us, or by arbitration if we are unable to agree.

Limited partners' returns will be reduced if we are required to register as an investment company under the Investment Company Act.

We are not registered as an investment company under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act. We intend to qualify for an exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, which generally means that at least 55% of our portfolio must be comprised of qualifying real estate assets and at least another 25% of our portfolio must be comprised of additional qualifying real estate assets and real estate-related assets. Although we monitor our portfolio periodically and prior to each acquisition, we may not be able to maintain this exclusion from registration. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the SEC in the past. We believe that we have conducted our operations to comply with these no-action positions. However, these no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

Limited partners are limited in their ability to sell their units pursuant to our redemption program.

Any investor requesting repurchase of their units pursuant to our unit redemption program will be required to certify to us that such investor acquired the units by either (1) a purchase directly from us or (2) a transfer from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber's immediate or extended family or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or his/her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or by operation of law. Limited partners should also be fully aware that our unit redemption program contains certain restrictions and limitations. Units will be redeemed on a quarterly basis, and in the near-term will be limited primarily to those redemptions requested as a result of death and exigent circumstances, to the extent there are sufficient funds to redeem units. We will not redeem in excess of 5% of the weighted average number of units outstanding during the 12-month period immediately prior to the date of redemption. In addition, the cash available for redemption generally will be limited to 1% of the operating cash flow from the previous fiscal year, plus any net proceeds from our distribution reinvestment plan. Further, our general partner reserves the right to terminate, suspend, or amend the unit redemption program at any time. Effective June 30, 2009, in order to conserve cash and in response to increasing requests for redemptions, we have limited our redemptions primarily to those requested as a result of death, disability and exigent circumstances, to the extent our general partner determines there are sufficient funds to redeem units. Therefore, limited partners should not assume that they will be able to sell any of their units back to us pursuant to our redemption program.

If limited partners are able to resell their units to us pursuant to our redemption program, they will likely receive substantially less than the fair market value for such units.

Effective October 15, 2010, except as described below for redemptions upon the death of a limited partner, the purchase price for the redeemed units, for the period beginning after a limited partner has held the units for a period of one year, is equal to (i) 92% of the Estimated Unit Value (as defined below) for any units held less than two years, (ii) 94% of the Estimated Unit Value for any units held for at least two years but less than three years, (iii) 96% of the Estimated Unit Value for any units held at least three years but less than four years, (iv) 98% of the Estimated Unit Value for any units held at least four years but less than five years; and (v) 100% of the Estimated Unit Value for any units held at least five years. The price the Partnership will pay for redeemed units will be offset by any net proceeds from capital transactions previously distributed to the redeeming limited partner in respect of such units as a return of his or her capital contributions. In addition, effective October 15, 2010, the purchase price for units redeemed upon the death of a limited partner is equal to 100% of the Estimated Unit Value, with the aggregate annual number of units redeemed for all deceased limited partners not to exceed 1% of units outstanding in the preceding twelve-month period. The price the Partnership will pay for units redeemed upon the death of a limited partner will be offset by any net proceeds from capital transactions previously distributed to the deceased limited partner, or his or her estate, in respect of such units as a return of capital contributions. For purposes of establishing the redemption price per unit, "Estimated Unit Value" shall mean the most recently disclosed reasonable estimated value of the Partnership's units of limited partnership interest as determined by our general partner. On March 6, 2012, our general partner determined the Estimated Unit Value to be $20.00 per unit, which will be used as the Estimated Unit Value until such time as our general partner provides a new estimated value of the Partnership's units of limited partnership interest.

Our limited partners' interest in us may be diluted if the price we pay in respect of units redeemed under our unit redemption program exceeds the net asset value of our units.

The prices we may pay for units redeemed under our unit redemption program may exceed the net asset value of such units at the time of redemption. If this were to be the case, investors who do not elect or are unable to have some or all of their units redeemed under our unit redemption program would suffer dilution in the value of their units as a result of redemptions. We have created a reserve from our net interest income and net proceeds from capital transactions to recover some of the organization and offering expenses, including selling commissions and marketing support fees, we incurred in connection with the Offering in order to cause the net asset value of the Partnership to be on parity with or greater than the amount we may pay for units under our unit redemption program. However, it is likely that non-redeeming unit holders will experience dilution as a result of redemptions which occur at a time when the net asset value has decreased, regardless of the reserve.

The general partner's profits interest may create an incentive for the general partner to make speculative investments.

Because our general partner's participation in cash available for distribution is largely subordinate to the payment of cumulative distributions to our limited partners, our general partner's interest is not wholly aligned with those of our limited partners. The subordinated nature of our general partner's interest means that our general partner is less likely to receive distributions if our investments result only in minimal returns. Our general partner's subordinated profits interest in us may create an incentive for the general partner to cause us to make investments that have a higher potential return but are riskier or more speculative than would be the case in the absence of this profits interest.

Payment of fees to our general partner and its affiliates will reduce cash available for investment and distribution.

Our general partner and its affiliates perform services for us in connection with the offer and sale of the units, the selection and acquisition of our investments, and the administration of our investments. Our general partner and its affiliates are paid fees for such services, which reduces the amount of cash available for investment in properties or distribution to limited partners.

We are under no obligation to pay cash distributions. Distributions may be paid from capital and there can be no assurance that we will be able to pay or maintain cash distributions, or that distributions will increase over time.

There are many factors, including factors beyond our control, that can affect the availability and timing of cash distributions to limited partners. Distributions will be based principally on cash available from our loans, real estate securities and other investments. The amount of cash available for distributions will be affected by our ability to invest in mortgage loans, mezzanine loans or participations in loans as funds are available, the yields on the mortgage loans in which we invest, amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income) and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We are under no obligation to pay cash distributions and we can provide no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. We also cannot give any assurance that income from the loans we make or acquire, or in which we participate, will increase or that future investments will increase our cash available for distributions to limited partners. Our actual results may differ significantly from the assumptions used by our general partner in establishing the distribution rate to limited partners.

There are no limitations on our general partner's ability to declare distributions in excess of available cash. We may fund our distributions from borrowings or the net proceeds of the Secondary DRIP. Accordingly, the amount of distributions paid at any time may not reflect current cash flow from our investments. To the extent distributions are paid from the proceeds of the Secondary DRIP or from borrowings, we will have less capital available to invest in mortgage loans, which may negatively impact our ability to make investments and substantially reduce current returns to our limited partners. In addition, our general partner, in its discretion, may reinvest or retain for working capital any portion of our cash on hand. We cannot assure limited partners that sufficient cash will be available to pay distributions to limited partners.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. We expect that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over any federally insured amount. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our limited partners' investments.

Risks Related to the Mortgage Lending Business

Defaults on our mortgage loans will reduce our income and limited partner distributions.

Because most of our assets are mortgage loans, failure of a borrower to pay interest or repay a loan will have adverse consequences on our income. For example,

- failure by a borrower to repay loans or interest on loans will reduce our income and consequentially, distributions to our limited partners;
- we are required to pay loan servicing fees to our general partner on delinquent loans;
- we may not be able to resolve the default prior to foreclosure of the property securing the loan;
- we may be required to expend substantial funds for an extended period to develop foreclosed properties;
- the subsequent income and sale proceeds we receive from the foreclosed properties may be less than competing investments; and
- the proceeds from sales of foreclosed properties may be less than our investments in the properties.

Investments in land development loans present additional risks compared to loans secured by operating properties.

We may invest up to 25% of the gross offering proceeds in loans to purchase unimproved land, and as of December 31, 2011, we have invested 1% of the gross offering proceeds in such loans. For purposes of this limitation, "unimproved real property" is defined as real property which has the following three characteristics: (a) an equity interest in real property which was not acquired for the purpose of producing rental or other income; (b) has no development or construction in process on such land; and (c) no development or construction on such land is planned in good faith to commence within one year. Land development mortgage loans may be riskier than loans secured by improved properties, because:

- the application of the loan proceeds to the development project must be assured;
- during development, the property does not generate income for the borrower to make loan payments;
- the completion of the planned development may require additional development financing by the borrower and may not be available;

- depending on the sale of lots to homebuilders, demand for lots may decrease, causing the price of the lots to decrease;
- there is no assurance that we will be able to sell unimproved land promptly if we are forced to foreclose upon it; and
- lot sale contracts are generally not "specific performance" contracts, and the developer may have no recourse if a homebuilder elects not to purchase lots.

Investments in second, mezzanine and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust.

We expect that we will be the junior lender with respect to many of our loans. We may invest in (a) second mortgage loans (some of which are also secured by pledges), which investments represent 10% of the gross offering proceeds as of December 31, 2011; (b) co-investment loans (which are secured by pledges and collateral-sharing arrangements permitting us to share in the proceeds of second liens held by affiliates), which investments represent 52% of the gross offering proceeds as of December 31, 2011; (c) mezzanine loans (which are secured by pledges), which investments represent 27% of the gross offering proceeds as of December 31, 2011; and (d) wraparound mortgage loans, which investments represent 0% of the gross offering proceeds as of December 31, 2011. A wraparound, or all-inclusive, mortgage loan is a loan in which the lender combines the remainder of an old loan with a new loan at an interest rate that blends the rate charged on the old loan with the current market rate. In a second mortgage loan and in a mezzanine loan, our rights as a lender, including our rights to receive payment on foreclosure, will be subject to the rights of the prior mortgage lender. In a wraparound mortgage loan, our rights will be similarly subject to the rights of any prior mortgage lender, but the aggregate indebtedness evidenced by our loan documentation will be the prior mortgage loans in addition to the new funds we invest. Under a wraparound mortgage loan, we would receive all payments from the borrower and forward to any senior lender its portion of the payments we receive. Because all of these types of loans are subject to the prior mortgage lender's right to payment on foreclosure, we incur a greater risk when we invest in each of these types of loans.

Many of our loans will require balloon payments or reductions to principal tied to net cash, which are riskier than loans with fully amortized payments.

We anticipate that substantially all of our loans will have balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender (*i.e.*, the conditions under which principal is repaid to the senior lender, if any), and as of December 31, 2011, 100% of our loans have balloon payments or reductions to principal tied to net cash. A balloon payment is a large principal balance that is payable after a period of time during which the borrower has repaid none or only a small portion of the principal balance. Loans with balloon payments are riskier than loans with even payments of principal over an extended time period, such as 15 or 30 years, because the borrower's repayment often depends on its ability to refinance the loan or sell the developed lots profitably when the loan comes due. There are no specific criteria used in evaluating the credit quality of borrowers for mortgage loans requiring balloon payments. Furthermore, a substantial period of time may elapse between the review of the financial statements of the borrower and the date when the balloon payment is due. As a result, there is no assurance that a borrower will have sufficient resources to make a balloon payment when due.

The interest-only loans we make or acquire may be subject to a greater risk of default and there may not be sufficient funds or assets remaining to satisfy our loans, which may result in losses to us.

We have made and will continue to make and acquire interest-only loans or loans requiring reductions to accrued interest tied to net cash, and as of December 31, 2011, 100% of the loans we have made and acquired are interest-only loans or loans requiring reductions to accrued interest tied to net cash. Interest-only loans typically cost the borrower less in monthly loan payments than fully-amortizing loans, which require a payment on principal as well as interest. This lower cost may enable a borrower to acquire a more expensive property than if the borrower was entering into a fully-amortizing mortgage loan. Borrowers utilizing interest-only loans are dependent on the appreciation of the value of the underlying property, and the sale or refinancing of such property, to pay down the interest-only loan since none of the principal balance is being paid down with the borrower's monthly payments. If the value of the underlying property declines due to market or other factors, it is likely that the borrower would hold a property that is worth less than the mortgage balance on the property. Thus, there may be greater risk of default by borrowers who enter into interest-only loans. In addition, interest-only loans include an interest reserve in the loan amount. If such reserve is required to be funded due to a borrower's non-payment, the loan-to-value ratio for that loan will increase, possibly above generally acceptable levels. In the event of a defaulted interest-only loan, we would acquire the underlying collateral which may have declined in value. In addition, there are significant costs and delays associated with the foreclosure process. Any of these factors may result in losses to us.

Larger loans result in less diversity and may increase risk.

We intend to invest in loans that individually constitute an average amount equal to the lesser of (a) 1% to 5% of the total amount raised in the Offering, or (b) $2.5 million to $12.5 million. However, we may invest in larger loans depending on such factors as our performance and the value of the collateral. These larger loans are riskier because they may reduce our ability to diversify our loan portfolio. Loans to or from any one borrower will not exceed an amount greater than 20% of the total capital contributions raised in the Offering, and as of December 31, 2011, our largest loan to or from any one borrower is equal to 20% of the total capital contributions raised in the Offering.

The concentration of loans with a common borrower may increase our risks.

We may invest in multiple mortgage loans that share a common borrower or loans to related borrowers. As of December 31, 2011, we have invested 45% of our offering proceeds in 11 loans to our largest group of related borrowers. The bankruptcy, insolvency or other inability of any borrower that is the subject of multiple loans to pay interest or repay principal on its loans would have adverse consequences on our income and reduce the amount of funds available for distribution to investors. In addition, we expect to be dependent on a limited number of borrowers for a large portion of our business. The more concentrated our portfolio is with one or a few borrowers, the greater credit risk we face. The loss of any one of these borrowers would have a material adverse effect on our financial condition and results of operations.

Incorrect or changed property values could result in losses and decreased distributions to limited partners.

We depend primarily upon our real estate security to protect us on the loans that we make. We depend partly upon the skill of independent appraisers to value the security underlying our loans and partly upon our general partner's internal underwriting and appraisal process. However, notwithstanding the experience of the appraisers selected by our general partner, they or the general partner may make mistakes, or regardless of decisions made at the time of funding, loan market conditions may deteriorate for various reasons, causing a decrease to the value of the security for our loans. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of our loan, thus reducing the amount of funds available to distribute to limited partners.

Changes in market interest rates may reduce our income and limited partner distributions.

A substantial portion of all of our loans will be fixed-interest rate loans. Market interest rates on investments comparable to the units could materially increase above the general level of our fixed-rate loans. Our distributions could then be less than the yield limited partners may obtain from these other investments. We may also make loans with variable interest rates, which would cause variations in the yield to us from these loans. All of our variable rate loans contain a floor rate not lower than the original interest rate. We may make loans with interest rate guarantee provisions in them, requiring a minimum period of months or years of earned interest even if the loan is paid off during the guarantee period. The duration of the guarantee is subject to negotiation and will likely vary from loan to loan. Other than these provisions, the majority of our loans will not include prepayment penalties for a borrower paying off a loan prior to maturity. The absence of a prepayment penalty in our loans may lead borrowers to refinance higher interest rate loans in a market of falling interest rates. This would then require us to reinvest the prepayment proceeds in loans or alternative short-term investments with lower interest rates and a corresponding lower yield to limited partners. All of these risks increase as the length of maturity of a loan increases and the amount of cash available for new higher interest loans decreases. A material increase in market interest rates could result in a decrease in the supply of suitable mortgage loans to us, as there will likely be fewer attractive transactions for borrowers and less activity in the marketplace.

Some losses that borrowers might incur may not be insured and may result in defaults that would increase our limited partners' risks.

Our loans require that borrowers carry adequate hazard insurance for our benefit. Some events are, however, either uninsurable or insurance coverage is economically not practicable. Losses from earthquakes, floods or mudslides, for example, may be uninsured and cause losses to us on entire loans. If a borrower allows insurance to lapse, an event of loss could occur before we become aware of the lapse and have time to obtain insurance ourselves. Insurance coverage may be inadequate to cover property losses, even though our general partner imposes insurance requirements on borrowers that it believes are adequate.

Foreclosures create additional ownership risks to us of unexpected increased costs or decreased income.

When we acquire property by foreclosure, we have economic and liability risks as the owner, including:

- less income and reduced cash flows on foreclosed properties than could be earned and received on mortgage loans;
- selling the lots to homebuilders;
- controlling development and holding expenses;
- coping with general and local market conditions;
- complying with changes in laws and regulations pertaining to taxes, use, zoning and environmental protections; and
- possible liability for injury to persons and property.

If any of these risks were to materialize, then the return on the particular investment could be reduced, and our business, financial condition and results of operations could be adversely affected.

If we were found to have violated applicable usury laws, we would be subject to penalties and other possible risks.

Usury laws generally regulate the amount of interest that may lawfully be charged on indebtedness. Each state has its own distinct usury laws. We believe that our loans will not violate applicable usury laws (as of December 31, 2011, the highest interest rate we have charged on an annualized basis is 18%). There is a risk, however, that a court could determine that our loans do violate applicable usury laws. If we were found to have violated applicable usury laws, we could be subject to penalties, including fines equal to three times the amount of usurious interest collected and restitution to the borrower. Additionally, usury laws often provide that a loan that violates usury laws is unenforceable. If we are subject to penalties or restitution or if our loan agreements are adjudged unenforceable by a court, it would have a material, adverse effect on our business, financial condition and results of operations and we would have difficulty making distributions to our limited partners.

We have borrowed money to provide transitory indebtedness, which may increase our limited partners' risks if a default occurs.

We have utilized, and may continue to utilize, credit facilities as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, such as utilizing borrowings under the credit facilities to fund identified investments pending receipt of proceeds from the partial or full repayment of loans.

We and our limited partners will face increased risk as a result of any future borrowings. If the interest rates we are able to charge on our mortgage loans decrease below the interest rates we must pay on our borrowings, payments of interest due on our borrowings will decrease our income otherwise available for distribution to limited partners. In addition, if one of our mortgage loans goes into default and we are unable to obtain repayment of the principal amount of the loan through foreclosure or otherwise, payments of principal required on our borrowings will decrease the amount of cash we have available and could reduce the amounts we otherwise would have available for repurchases of units from limited partners.

General Risks Related to Investments in Real Estate

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We may provide financing for borrowers that will develop and construct improvements to land at a fixed contract price. We will be subject to risks relating to uncertainties associated with re-zoning for development and environmental concerns of governmental entities and/or community groups and our developers' ability to control land development costs or to build infrastructure in conformity with plans, specifications and timetables deemed necessary by builders. A developer's failure to perform may necessitate legal action by us to compel performance. Performance may also be affected or delayed by conditions beyond such developer's control. Delays in completion of construction could also give builders the right to terminate preconstruction lot purchase contracts. These and other similar factors can result in increased costs to the borrower that may make it difficult for the borrower to make payments to us. Furthermore, we must rely upon projections of lot take downs, expenses and estimates of the fair market value of property when evaluating whether to make development loans. If our projections are inaccurate, and we are forced to foreclose on a property, our return on our investment could suffer.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Under limited circumstances, a secured lender, in addition to the owner of real estate, may be liable for clean-up costs or have the obligation to take remedial actions under environmental laws, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. Some of these laws and regulations may impose joint and several liability for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell such property or to use the property as collateral for future borrowing.

If we foreclose on a defaulted loan to recover our investment, we may become subject to environmental liabilities associated with that property if we participate in the management of that property or do not divest ourselves of the property at the earliest practicable time on commercially reasonable terms. Environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. It is possible that property on which we foreclose may contain hazardous substances, wastes, contaminants or pollutants that we may be required to remove or remediate in order to clean up the property. If we foreclose on a contaminated property, we may also incur liability to tenants or other users of neighboring properties. We cannot assure limited partners that we will not incur full recourse liability for the entire cost of removal and cleanup, that the cost of such removal and cleanup will not exceed the value of the property, or that we will recover any of these costs from any other party. It may be difficult or impossible to sell a property following discovery of hazardous substances or wastes on the property. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to limited partners.

Terrorist attacks or other acts of violence or war may affect the industry in which we operate, our operations, and our profitability.

Terrorist attacks may harm our results of operations and limited partners' investments. We cannot assure limited partners that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly or indirectly impact the value of the property underlying our loans. Losses resulting from these types of events are generally uninsurable. Moreover, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They could also result in economic uncertainty in the United States or abroad. Adverse economic conditions resulting from terrorist activities could negatively impact borrowers' ability to repay loans we make to them or harm the value of the property underlying our loans, both of which would impair the value of our investments and decrease our ability to make distributions to limited partners.

We will be subject to risks related to the geographic concentration of the properties securing the loans and equity investments we make.

While we intend to enter into loans and agreements with respect to properties throughout the United States, we have thus far funded loans relating to properties located in Texas, Colorado, Arizona and New Mexico. We may enter into transactions with respect to properties located in Florida and California when homes and land inventories are aligned and prices correct in these markets. If the residential real estate market or general economic conditions in these geographic areas decline, the developers' ability to sell completed project parcels located in these areas may be impaired, we may experience a greater rate of default on the loans we make with respect to properties in these areas and the value of the parcels that secure our loans in these areas could decline. Any of these events could materially adversely affect our business, financial condition or results of operations more so than if our investments were more geographically diversified.

We cannot at the present time predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The U.S. government, the Federal Reserve, the U.S. Treasury, the SEC and other governmental and regulatory bodies have taken or are taking various actions to address the financial crisis. The far-ranging government intervention in the economic and financial system may carry unintended consequences and cause market distortions. We are unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any. In addition, the United States Congress and/or various state and local legislatures may enact legislation or regulatory action designed to address the recent economic crisis or for other purposes that could have a material and adverse effect on our ability to execute our business strategies. We cannot predict whether or when such actions may occur, and such actions could have a dramatic impact on our business, results of operations and financial condition.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of limited partners' investments in our units.

An investment in units involves material income tax risks. Limited partners are urged to consult with their own tax advisor with respect to the federal, state and foreign tax considerations of an investment in our units. We will not seek any rulings from the Internal Revenue Service or any other taxing authority regarding any tax issues.

Investors may realize taxable income without cash distributions, and limited partners may have to use funds from other sources to pay their tax liabilities.

Limited partners will be required to report their allocable share of our taxable income on their individual income tax return regardless of whether they have received any cash distributions from us. It is possible that limited partners' units will be allocated taxable income in excess of their cash distributions. We have established reserves for working capital, our unit redemption program and to recover some of the organization and offering expenses incurred in connection with the Offering. The establishment and maintenance of these reserves reduces the amount of cash otherwise distributable to limited partners and could result in limited partners being distributed less cash than the taxable income allocated to them. Further, if limited partners participate in our Secondary DRIP, they will be allocated their share of our net income, including net income allocable to units acquired pursuant to our Secondary DRIP, even though they will receive no cash distributions from us. We cannot assure limited partners that cash flow will be available for distribution in any year. As a result, limited partners may have to use funds from other sources to pay their tax liability.

We could be characterized as a publicly traded partnership, which would have an adverse tax effect on limited partners.

If the Internal Revenue Service were to classify us as a publicly traded partnership, we could be taxable as a corporation, and distributions made to limited partners could be treated as portfolio income to limited partners rather than passive income. We cannot assure limited partners that the Internal Revenue Service will not challenge our conclusion that we are not a publicly traded partnership or that we will not be treated as a publicly traded partnership at some time in the future due to the following factors:

- the complex nature of the Internal Revenue Code safe harbors;
- the lack of interpretive guidance with respect to such provisions; and
- the speculative nature of the facts underlying any determination in this regard.

The deductibility of losses will be subject to passive loss limitations, and therefore their deductibility will be limited.

Limited partnership units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any of our tax losses allocated to investors will be characterized as passive losses, and accordingly, the deductibility of such losses will be subject to Section 469 limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income," which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, limited partners may receive no current benefit from their share of our tax losses unless they are currently being allocated passive income from other sources.

The Internal Revenue Service may challenge our allocations of profit and loss, and any reallocation of items of income, gain, deduction and credit could reduce anticipated tax benefits.

The Internal Revenue Service may successfully challenge the allocations in the Partnership Agreement and reallocate items of income, gain, loss, deduction and credit in a manner that reduces anticipated tax benefits. The tax rules applicable to allocation of items of taxable income and loss are complex. The ultimate determination of whether allocations adopted by us will be respected by the Internal Revenue Service will depend upon facts that will occur in the future and that cannot be predicted with certainty or completely controlled by us. If the allocations we use are not respected, limited partners could be required to report greater taxable income or less taxable loss with respect to an investment in us and, as a result, pay more tax and associated interest and penalties. Our limited partners might also be required to incur the costs of amending their individual income tax returns.

We may be audited, which could result in the imposition of additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service, which could result in an audit of limited partners' tax returns that may require adjustments of items unrelated to their investment in us, in addition to adjustments to various Partnership items. In the event of any such adjustments, limited partners might incur attorneys' fees, court costs and other expenses contesting deficiencies asserted by the Internal Revenue Service. Limited partners may also be liable for interest on any underpayment and penalties from the date their taxes were due originally. The tax treatment of all Partnership items generally will be determined at the partnership level in a single proceeding rather than in separate proceedings with each partner, and our general partner is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In this connection, our general partner may extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our general partner may cause us to elect to be treated as an electing large partnership. If it does, we could take advantage of simplified flow-through reporting of Partnership items. Adjustments to Partnership items would continue to be determined at the partnership level, however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our general partner will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the partnership level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from operations payable to limited partners would be reduced.

The state in which a limited partner resides may impose an income tax upon such limited partner's share of our taxable income. Further, states in which we own properties acquired through foreclosure may impose income taxes upon a limited partner's share of our taxable income allocable to any Partnership property located in that state. Many states have also implemented or are implementing programs to require partnerships to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to limited partners. Limited partners may also be required to file income tax returns in some states and report their share of income attributable to ownership and operation by the Partnership of properties in those states. In the event we are required to withhold state taxes from limited partners' cash distributions, the amount of the net cash from operations otherwise payable to limited partners would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to limited partners. Limited partners are urged to consult with their own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our units.

Legislative or regulatory action could adversely affect limited partners.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our units. Additional changes to the tax laws are likely to continue to occur, and we cannot assure limited partners that any such changes will not adversely affect their taxation, the investment in our units or the market value or the resale potential of our properties. Limited partners are urged to consult with their own tax advisor with respect to the impact of recent legislation on their investment in units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our units.

If limited partners fail to meet the fiduciary and other standards under the Employee Retirements Income Securities Act of 1974, as amended ("ERISA"), or the Internal Revenue Code as a result of an investment in our units, they could be subject to civil (and criminal, if their failure is willful) penalties.

There are special considerations that apply to tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans described in Section 3(3) of ERISA and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as IRAs or annuities described in Sections 408 or 408A of the Internal Revenue Code, annuities described in Sections 403(a) or (b) of the Internal Revenue Code, Archer Medical Savings Accounts described in Section 220(d) of the Internal Revenue Code, health savings accounts described in Section 223(d) of the Internal Revenue Code, and Coverdell education savings accounts described in Section 530 of the Internal Revenue Code) that are investing in our units. If investors are investing the assets of a plan or IRA in our units, they should satisfy themselves that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA and the Internal Revenue Code applicable to their plan or IRA, and other applicable provisions of ERISA and the Internal Revenue Code applicable to their plan or IRA;
- their investment is made in accordance with the documents and instruments governing their plan or IRA (including their plan's investment policy, if applicable);
- their investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and all other applicable provisions of ERISA and the Internal Revenue Code that may apply to their plan or IRA;
- their investment will not impair the liquidity needs of the plan or IRA, including liquidity needs to satisfy minimum and other distribution requirements and tax withholding requirements that may be applicable;
- their investment will not produce UBTI for the plan or IRA;
- they will be able to value the assets of the plan or IRA annually or more frequently in accordance with ERISA and Internal Revenue Code requirements and any applicable provisions of the plan or IRA;
- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code; and
- our assets will not be treated as "plan assets" of their plan or IRA.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil (and, if willful, criminal) penalties and could subject the responsible fiduciaries to liability and equitable remedies. In addition, if an investment in our units constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the "party-in-interest" or "disqualified person" who engaged in the prohibited transaction may be subject to the imposition of excise taxes with respect to the amount involved, and for IRAs, the tax-exempt status of the IRA may be lost.

We may terminate the Secondary DRIP or dissolve UDF III if our assets are deemed to be "plan assets" or if we engage in prohibited transactions.

If our assets were deemed to be the assets of qualified plans investing as limited partners ("plan assets"), our general partner would be considered to be a plan fiduciary and certain contemplated transactions between our general partner or its affiliates and us may be deemed to be prohibited transactions subject to excise taxation under Section 4975 of the Internal Revenue Code. Additionally, if our assets were deemed to be plan assets, ERISA's fiduciary standards would extend to the general partner as a plan fiduciary with respect to our investments. We have not requested an opinion of our counsel regarding whether or not our assets would constitute plan assets under ERISA, nor have we sought any rulings from the U.S. Department of Labor (the "Department of Labor") regarding classification of our assets.

Department of Labor regulations defining plan assets for purposes of ERISA contain exemptions that, if satisfied, would preclude assets of a limited partnership such as ours from being treated as plan assets. However, we cannot assure limited partners that our Partnership Agreement and the Offering and Secondary DRIP have been structured so that the exemptions in such regulations would apply to us, and although our general partner intends that an investment by a qualified plan in our units will not be deemed an investment in our assets, we can make no representations or warranties of any kind regarding the consequences of such an investment. Plan fiduciaries are urged to consult with and rely upon their own advisors with respect to this and other ERISA issues that, if decided adversely to us, could result in prohibited transactions, which would cause the imposition of excise taxation and the imposition of co-fiduciary liability under Section 405 of ERISA in the event actions undertaken by us are deemed to be non-prudent investments or prohibited transactions.

In the event our assets are deemed to constitute plan assets, or if certain transactions undertaken by us are deemed to constitute prohibited transactions under ERISA or the Internal Revenue Code and no exemption for such transactions applies or is obtainable by us, our general partner has the right, but not the obligation, upon notice to all limited partners, but without the consent of any limited partner to:

- terminate the Secondary DRIP;
- compel a termination and dissolution of UDF III; or
- restructure our activities to the extent necessary to comply with any exemption in the Department of Labor regulations or any prohibited transaction exemption granted by the Department of Labor or any condition that the Department of Labor might impose as a condition to granting a prohibited transaction exemption.

Adverse tax considerations may result because of minimum distribution requirements.

If limited partners intend to purchase units through their IRA, or if limited partners are a trustee of an IRA or other fiduciary of a retirement plan considering an investment in units, they must consider the limited liquidity of an investment in our units as it relates to applicable minimum distribution requirements under the Internal Revenue Code. If units are held and our investments have not generated sufficient income at such time as mandatory distributions are required to begin to an IRA beneficiary or qualified plan participant, Sections 408(a)(6) and 401(a)(9) of the Internal Revenue Code likely will require that a distribution-in-kind of the units be made to the IRA beneficiary or qualified plan participant. Any such distribution-in-kind of units must be included in the taxable income of the IRA beneficiary or qualified plan participant for the year in which the units are received at the fair market value of the units without any corresponding cash distributions with which to pay the income tax liability attributable to any such distribution. Also, fiduciaries of a retirement plan should consider that, for distributions subject to mandatory income tax withholding under Section 3405 of the Internal Revenue Code, the fiduciary may have an obligation, even in situations involving in-kind distributions of units, to liquidate a portion of the in-kind units distributed in order to satisfy such withholding obligations. There may also be similar state and/or local tax withholding or other obligations that should be considered.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We do not maintain any physical properties. Our operations are conducted at the offices of our general partner at 1301 Municipal Way, Grapevine, Texas.

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established trading market for our limited partnership units, and we do not expect that one will develop. This illiquidity creates a risk that a limited partner may not be able to sell units at a time or price acceptable to the limited partner. In February 2009, the Financial Industry Regulatory Authority ("FINRA") issued a notice to broker-dealers that sell units of non-traded real estate direct participation programs, such as the Partnership's. This notice informed broker-dealers that they may not report in a customer account statement an estimated unit value that is developed from data more than 18 months old, which in effect requires non-traded direct participation programs to provide broker-dealers with an estimated value per unit of limited partnership interest within 18 months of the completion of their offering stage. We completed our offering stage in April 2009. Accordingly, to meet FINRA guidelines, on October 22, 2010 and March 6, 2012, Land Development, our general partner, approved an estimated value of our units of limited partnership interest equal to $20.00 per unit. In making a determination of the estimated value of our units, Land Development assessed our assets, less liabilities, per unit and the execution of our business model set forth in the prospectus regarding our initial public offering of limited partnership interests. Land Development also engaged an independent firm specializing in the valuation of businesses, partnerships and intellectual property, which derived a range of estimated values per unit using various valuation analyses. The estimated value per unit determined by Land Development is within the range of values derived by the independent firm.

As with any valuation methodology, the general partner's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per unit. Accordingly, with respect to the estimated value per unit, the Partnership can give no assurance that:

- a limited partner would be able to resell his or her units at this estimated value;
- a limited partner would ultimately realize distributions per unit equal to the Partnership's estimated value per unit upon liquidation of the Partnership's assets and settlement of its liabilities or a sale of the Partnership;
- the Partnership's limited partnership units would trade at the estimated value per unit on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with the Partnership's estimated value per unit; or
- the methodology used to estimate the Partnership's value per unit would be acceptable to FINRA or for compliance with ERISA reporting requirements.

The value of the Partnership's units will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. The Partnership will update the estimated unit value from time to time, and our general partner may engage an independent valuation firm to assist in this valuation. The Partnership currently expects to update its estimated unit value within 12 to 18 months of March 6, 2012.

Unit Redemption Program

Limited partners who have held their units for at least one year may request that the Partnership repurchase their units, subject to the pricing and significant terms and conditions described in Note I to the Financial Statements included elsewhere in this Annual Report. A limited partner wishing to have units repurchased must mail or deliver in writing a request to the Partnership indicating such desire. However, effective June 30, 2009, in order to conserve cash and in response to increasing requests for redemptions, we limited our redemptions primarily to those requested as a result of death, disability and exigent circumstances, to the extent our general partner determines there are sufficient funds to redeem units. No units have been redeemed since May 2010.

At such time, if any, when sufficient funds become available, pending requests will be honored among all requesting limited partners as follows: first, pro rata as to redemptions upon the death or disability of a limited partner; next, pro rata as to limited partners who demonstrate, in the discretion of our general partner, another involuntary exigent circumstance, such as bankruptcy; and, finally, pro rata as to all other redemption requests, if any, until all other requests for redemption have been met.

The Partnership complies with the Distinguishing Liabilities from Equity topic of the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification, which requires, among other things, that financial instruments that represent a mandatory obligation of the Partnership to repurchase limited partner units be classified as liabilities and reported at settlement value. We believe that limited partner units tendered for redemption by the unit holder under the Partnership's unit redemption program do not represent a mandatory obligation until such redemptions are approved at the discretion of our general partner. At such time, we will reclassify such obligations from equity to an accrued liability based upon their respective settlement values. As of December 31, 2011, we did not have any approved redemption requests included in our liabilities.

Holders

As of March 1, 2012, we had 18,415,451 limited partnership units outstanding that were held by a total of approximately 8,940 limited partners.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which investors may elect to have a portion of the full amount of their distributions from us reinvested in additional units. As of December 31, 2011, we were offering 5,000,000 units for sale pursuant to our Secondary DRIP at $20 per unit, which will be available until we sell all $100,000,000 worth of units being offered pursuant to the Secondary DRIP; provided, however, that our general partner may terminate the offering of units pursuant to the Secondary DRIP at any earlier time.

Distributions

Cash available for distributions represents the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses, debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with the Offering). Our general partner receives a monthly distribution for promotional and carried interest from the cash available for distributions, in addition to the payments made to our general partner and related parties that are described in "Item 13, Certain Relationships and Related Transactions, and Director Independence."

A "carried interest" is an equity interest in us to participate in all distributions, other than distributions attributable to our general partner's promotional interest, of cash available for distribution and net proceeds from a capital transaction that are distributable under the distribution priority for net proceeds from a capital transaction described below. If our general partner enters into commitments to investments in mortgages in excess of 82% of the gross proceeds of the Offering, our general partner will be entitled to a carried interest equal to (a) 1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross proceeds of the Offering (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1% for the next 2% of additional commitments to investments in mortgages above 84.5% of the gross proceeds of the Offering (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1% for each additional 1% of additional commitments to investments in mortgages above 86.5% of the gross proceeds of the Offering (or a fractional percentage equal to the fractional amount of any 1% of additional commitments to investments in mortgages). By way of illustration, if 85.5% of the gross proceeds of the Offering are committed to investments in mortgages, then our general partner would be entitled to a carried interest of 1.5% (1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross proceeds of the Offering and 0.5% for the next 1% of additional commitments to investments in mortgages above 84.5% of the gross proceeds of the Offering) of any amount otherwise distributable to the limited partners after deduction of any promotional interest payable to our general partner.

In order for proceeds to be considered "committed" for purposes of calculation and payment of a carried interest, we must be obligated by contract or other binding agreement to invest such proceeds in mortgages, to the exclusion of any other use for such proceeds or no use at all.

"Investments in mortgages" are the aggregate amount of capital contributions from investors used by us to make or invest in mortgage loans or the amount actually paid or allocated to the purchase of mortgages, working capital reserves (but excluding working capital reserves in excess of 3% of the aggregate capital contributions) and other cash payments such as interest and taxes but excluding our organization and offering expenses, selling commissions, wholesaling fees, marketing support fees, due diligence fees, acquisition and origination fees, and any other front-end fees.

Our general partner's "promotional interest" is our general partner's right to receive:

- prior to the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 10% of all cash available for distribution;
- following the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 15% of all cash available for distribution; and
- following the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 15% of all net proceeds from a capital transaction.

Monthly distributions, which commenced in September 2006, are currently paid to our limited partners at a 9.75% annualized return, assuming a purchase price of $20.00 per unit, on a pro rata basis based on the number of days in the Partnership. Retained earnings would contain a surplus if the cash available for distributions less the 9.5% reserve exceeded the monthly distribution to the general and limited partners. Retained earnings would contain a deficit if cash available for distributions less the 9.5% reserve is less than the monthly distribution to general and limited partners. It is the intent of management to monitor and distribute such surplus, if any, on an annual basis.

The chart below summarizes the aggregate amount of distributions to our general partner and limited partners and the retained earnings deficit as of December 31, 2011 and 2010:

	As of December 31,					
		2011			2010	
General Partner	$	15,342,000	(1)	$	10,919,000	(2)
Limited Partners		124,457,000	(3)		89,358,000	(4)
Retained Earnings Reserve		5,271,000			2,663,000	
Retained Earnings Deficit		(8,801,000)			(7,402,000)	

(1) approximately $13.7 million paid in cash and $1.6 million has been declared, but not paid.

(2) approximately $7.9 million paid in cash and $3.0 million has been declared, but not paid.

(3) approximately $81.6 million paid in cash and approximately $42.9 million reinvested in 2,144,754 units of limited partnership interest under our DRIP and Secondary DRIP.

(4) approximately $57.4 million paid in cash and approximately $32.0 million reinvested in 1,601,146 units of limited partnership interest under our DRIP and Secondary DRIP.

The chart below summarizes the payment of related party fees and reimbursements associated with the Offering and origination and management of assets, including the distributions to our general partner described above, and the general and administrative – related party expenses for the years ended December 31, 2011 and 2010. We believe that these fees and reimbursements are reasonable and customary for comparable mortgage programs.

	For the Years Ended December 31,	
	2011	2010
Payments to General Partner and Related Parties	$ 7,486,000	$ 2,014,000
Total General and Administrative Expenses to General Partner and Related Parties	2,698,000	2,786,000

For the year ended December 31, 2011, we have made the following distributions to our limited partners:

Period Ended	Date Paid	Distribution Amount
December 31, 2010	January 24, 2011	$ 2,938,837
January 31, 2011	February 24, 2011	2,947,439
February 28, 2011	March 24, 2011	2,668,182
March 31, 2011	April 21, 2011	2,962,386
April 30, 2011	May 24, 2011	2,874,869
May 31, 2011	June 24, 2011	2,977,340
June 30, 2011	July 22, 2011	2,888,202
July 31, 2011	August 24, 2011	2,992,754
August 31, 2011	September 23, 2011	2,998,021
September 30, 2011	October 24, 2011	2,910,231
October 31, 2011	November 23, 2011	3,015,139
November 30, 2011	December 22, 2011	2,924,689
		$ 35,098,089

For the year ended December 31, 2011, we paid distributions of $35,098,089 ($24,225,933 in cash and $10,872,156 in limited partnership units pursuant to our Secondary DRIP), as compared to cash flows from operations of $45,401,226. For the year ended December 31, 2010, we paid distributions of $34,021,035 ($22,532,428 in cash and $11,488,607 in limited partnership units pursuant to our Secondary DRIP), as compared to cash flows from operations of $46,304,951. For the period from our inception through December 31, 2011, we paid distributions of approximately $124.5 million (approximately $81.6

million in cash and approximately $42.9 million in limited partnership units pursuant to our DRIP and Secondary DRIP), on cumulative net income of approximately $148.1 million.

The distributions paid during the years ended December 31, 2011 and 2010, along with the amount of distributions reinvested pursuant to our Secondary DRIP and the sources of our distributions were as follows:

	For the Years Ended December 31,					
	2011			2010		
Distributions paid in cash	$	24,225,933		$	22,532,428	
Distributions reinvested		10,872,156			11,488,607	
Total distributions	$	35,098,089		$	34,021,035	
Source of distributions:						
Cash from operations	$	35,098,089	(100%)	$	34,021,035	(100%)
Total sources	$	35,098,089	(100%)	$	34,021,035	(100%)

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

On May 15, 2006, our Registration Statement on Form S-11 (Registration No. 333-127891), covering a public offering of 17,500,000 of our units of limited partnership interest, was declared effective under the Securities Act of 1933, as amended. The aggregate offering price for the units under the Offering was $350 million. At the time of effectiveness, the Registration Statement covered up to 12,500,000 units of limited partnership interest at a price of $20 per unit pursuant to the Primary Offering and up to 5,000,000 units of limited partnership interest to be issued pursuant to our DRIP at a price of $20 per unit. We had the right to reallocate the units of limited partnership interest we were offering between the Primary Offering and our DRIP and, pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the SEC on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the Primary Offering and 1,250,000 units were offered pursuant to the DRIP. Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the SEC on March 6, 2009, we further reallocated the units being offered such that 16,500,000 units were offered pursuant to the Primary Offering and 1,000,000 units were offered pursuant to the DRIP. The Primary Offering was terminated on April 23, 2009. We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

On June 9, 2009, we held a special meeting of our limited partners as of April 13, 2009, at which our limited partners approved three proposals to amend certain provisions of our Partnership Agreement for the purpose of making available additional units of limited partnership interest for sale pursuant to the Secondary DRIP. On June 12, 2009, we registered 5,000,000 additional units to be offered pursuant to our Secondary DRIP for $20 per unit in a Registration Statement on Form S-3 (File No. 333-159939), which became effective immediately upon filing with the SEC. As such, we ceased offering units under the DRIP as of July 21, 2009 and concurrently commenced our current offering of units pursuant to the Secondary DRIP. The aggregate offering price for the units being offered pursuant to the Secondary

DRIP is $100,000,000. The Secondary DRIP will be available until we sell all $100,000,000 worth of units being offered; provided, however, that our general partner may terminate the offering of units pursuant to the Secondary DRIP at any earlier time.

Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop.

On July 3, 2006, we accepted our initial public subscribers as limited partners. Since such time, we admitted new investors at least monthly until the Primary Offering was terminated on April 23, 2009. As of December 31, 2011, we had issued an aggregate of 18,326,511 units of limited partnership interest in the Primary Offering, the DRIP and the Secondary DRIP, consisting of 16,499,994 units that have been issued to our limited partners pursuant to the Primary Offering in exchange for gross proceeds of approximately $330.3 million (approximately $290.7 million, net of costs associated with the Primary Offering), 716,260 units of limited partnership interest issued to limited partners in accordance with our DRIP in exchange for gross proceeds of approximately $14.3 million, and 1,428,494 units of limited partnership interest issued to limited partners in accordance with our Secondary DRIP in exchange for gross proceeds of approximately $28.6 million, minus 318,237 units of limited partnership interest that have been repurchased pursuant to our unit redemption program for approximately $6.4 million. Of the offering costs paid as of December 31, 2011, approximately $11.2 million was paid to our general partner or its affiliates for organizational and offering expenses, and approximately $28.4 million was paid to non-affiliates for commissions and dealer fees.

As of December 31, 2011, we had used the proceeds from the Primary Offering, the DRIP and the Secondary DRIP to originate 60 loans, including 31 loans that have been repaid in full by the respective borrower, totaling approximately $537.3 million. We have approximately $35.1 million of commitments to be funded, including approximately $12.3 million of commitments for mortgage notes receivable – related party and $9.5 million for participation interest – related party. As of December 31, 2011, we have paid our general partner approximately $10.0 million for acquisition and origination fee expenses associated with the mortgage notes receivable.

Item 6. Selected Financial Data.

We present below selected financial information. We encourage investors to read the financial statements and the notes accompanying the financial statements included in this Annual Report. This information is not intended to be a replacement for the financial statements.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
OPERATING DATA					
Revenues	$ 51,426,947	$ 49,023,295	$ 43,995,547	$ 25,806,038	$ 9,071,315
Expenses	9,252,394	8,930,822	7,274,965	4,217,748	1,846,020
Net Income	$ 42,174,553	$ 40,092,473	$ 36,720,582	$ 21,588,290	$ 7,225,295
Earnings per limited partnership unit, basic and diluted	$ 2.09	$ 2.05	$ 1.96	$ 1.94	$ 2.25

	As of December 31,				
	2011	2010	2009	2008	2007
BALANCE SHEET DATA					
Mortgage notes receivable, net	$ 224,471,362	$ 220,804,130	$ 202,437,145	$ 169,825,653	$ 76,858,885
Mortgage notes receivable – related party, net	52,027,407	54,622,666	51,973,747	43,311,599	23,190,872
Participation interest – related party, net	66,150,523	57,851,492	54,726,000	39,259,006	-
Deferred offering costs	-	-	-	612,292	2,605,788
Other assets	13,332,871	10,722,984	18,140,258	19,712,862	2,436,888
Total assets	$ 355,982,163	$ 344,001,272	$ 327,277,150	$ 272,721,412	$ 105,092,433
Line-of-credit	$ 15,000,000	$ 15,000,000	$ 15,000,000	$ -	$ 2,325,028
Accrued liabilities – related party	3,507,212	3,678,858	3,003,890	3,346,306	2,892,774
Distributions payable	1,552,450	2,983,217	-	-	-
Other liabilities	398,759	340,720	230,552	934,151	789,095
Total liabilities	20,458,421	22,002,795	18,234,442	4,280,457	6,006,897
Partners' capital	335,523,742	321,998,477	309,042,708	268,440,955	99,085,536
Total liabilities and partners' capital	$ 355,982,163	$ 344,001,272	$ 327,277,150	$ 272,721,412	$105,092,433

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our accompanying financial statements and the notes thereto:

Overview

On May 15, 2006, our Registration Statement on Form S-11, covering a public offering of our units of limited partnership interest, was declared effective under the Securities Act of 1933, as amended. The aggregate offering price for the units under the Offering was $350 million. At the time of effectiveness, the Registration Statement covered up to 12,500,000 units of limited partnership interest at a price of $20 per unit pursuant to the Primary Offering and up to 5,000,000 units of limited partnership interest to be issued pursuant to our DRIP for $20 per unit. On July 3, 2006, we accepted our initial public subscribers as limited partners. We had the right to reallocate the units of limited partnership interest we were offering between the Primary Offering and our DRIP, and pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the SEC on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the Primary Offering and 1,250,000 units were offered pursuant to the DRIP. Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the SEC on March 6, 2009, we further reallocated the units being offered to be 16,500,000 units offered pursuant to the Primary Offering and 1,000,000 units offered pursuant to the DRIP. The aggregate offering price for the units was $350 million. The Primary Offering was terminated on April 23, 2009. We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

On June 9, 2009, we held a special meeting of our limited partners as of April 13, 2009, at which our limited partners approved three proposals to amend certain provisions of our Partnership Agreement for the purpose of making available additional units of limited partnership interest for sale pursuant to the Secondary DRIP. On June 12, 2009, we registered 5,000,000 additional units to be offered pursuant to our Secondary DRIP for $20 per unit in a Registration Statement on Form S-3 (File No. 333-159939). As such, we ceased offering units under the DRIP as of July 21, 2009 and concurrently commenced our current offering of units pursuant to the Secondary DRIP. The aggregate offering price for the units being offered pursuant to the Secondary DRIP is $100,000,000. The Secondary DRIP will be available until we sell all $100,000,000 worth of units being offered; provided, however, that our general partner may terminate the offering of units pursuant to the Secondary DRIP at any earlier time.

Our loan portfolio, consisting of mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party grew from approximately $309 million as of December 31, 2009, to approximately $333 million as of December 31, 2010, to approximately $343 million as of December 31, 2011. With the increase in our loan portfolio, our revenues, the majority of which is from recognizing interest income associated with our loan portfolio, also increased. Our expenses related to the portfolio also increased, including the loan loss expense, which was approximately $3.4 million, $3.5 million and $4.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in loan loss reserve expense primarily related to increased reserves associated with growth in our loan portfolio as well as additional reserves recorded due to general market conditions.

In September 2009, we entered into the Brockhoeft Credit Facility, of which $15 million was included in notes payable as of each of December 31, 2009, 2010 and 2011. Our intent is to utilize the Brockhoeft Credit Facility as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves. As a result of the Brockhoeft Credit Facility and our desire to avoid the need for large idle cash reserves, our cash balances were approximately $5.6 million, $815,000 and $2.7 million as of December 31, 2009, 2010 and 2011, respectively. Our interest expense associated with the Brockhoeft Credit Facility was approximately $411,000 for the year ended December 31, 2009 and $1.5 million for each of the years ended December 31, 2010 and 2011.

Net income was approximately $36.7 million, $40.1 million and $42.2 million for the years ended December 31, 2009, 2010 and 2011 respectively, and earnings per limited partnership unit, basic and diluted, were $1.96, $2.05 and $2.09, respectively, for the same periods. Our earnings per limited partnership unit, basic and diluted, are calculated based on earnings allocated to the limited partners divided by the weighted average limited partnership units outstanding. Such earnings per limited partnership unit, basic and diluted, have fluctuated since the Offering began with the raise of gross proceeds and the deployment of funds available.

As of December 31, 2011, we had originated 60 loans, including 31 loans that have been repaid in full by the respective borrower, totaling approximately $537.3 million. Of the 29 loans outstanding as of December 31, 2011, seven of the loans totaling approximately $51.5 million and one loan totaling approximately $65.5 million are included in mortgage notes receivable – related party and participation interest – related party, respectively, on our balance sheet. See "Item 13, Certain Relationships and Related Transactions, and Director Independence - Transactions with Related Persons" for further discussion.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles of the United States of America ("GAAP"). GAAP consists of a set of standards issued by the FASB and other authoritative bodies in the form of FASB Statements, Interpretations, FASB Staff Positions, Emerging Issues Task Force consensuses and American Institute of Certified Public Accountants Statements of Position, among others. The FASB recognized the complexity of its standard-setting process and embarked on a revised process in 2004 that culminated in the release on July 1, 2009 of the FASB Accounting Standards Codification ("FASB ASC"). The FASB ASC does not change how the Partnership accounts for its transactions or the nature of related disclosures made. Rather, the FASB ASC results in changes to how the Partnership references accounting standards within its reports. This change was made effective by the FASB for periods ending on or after September 15, 2009. The Partnership has updated references to GAAP in this Annual Report on Form 10-K to reflect the guidance in the FASB ASC. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates, including investment impairment. These estimates are based on management's historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. We have identified our most critical accounting policies to be the following:

Revenue Recognition

Interest income on mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party is recognized over the life of the loan and recorded on the accrual basis. Income recognition is suspended for loans at the date at which, in the opinion of management, a full recovery of income and principal becomes more likely than not, but is no longer probable, based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Any payments received on loans classified as non-accrual status are typically applied first to outstanding loan amounts and then to the recovery of lost interest. As of December 31, 2011, we were suspending income recognition on two mortgage notes receivable with an aggregate unpaid principal balance of approximately $2.2 million. As of December 31, 2010, we were suspending income recognition on one mortgage note receivable with an unpaid principal balance of approximately $800,000.

We generate mortgage and transaction service revenues and mortgage and transaction service revenues – related party by originating and acquiring mortgage notes receivable and other loans. In accordance with FASB ASC 310-20, we defer recognition of income from nonrefundable commitment fees paid by the borrowers and recognize such amount on a straight-line basis over the expected life of such notes. In addition, credit enhancement fee income is generated by fees charged to parties for credit enhancements provided to lenders by the Partnership on behalf of the parties. Income related to credit enhancements is earned as fees are paid, based on the terms of the credit enhancement agreement. As of December 31, 2011, the Partnership was providing 10 credit enhancements to related parties. See "Off-Balance Sheet Arrangements" below for further discussion.

The Partnership also expenses acquisition and origination fees ("Placement Fees") paid to the general partner to provide for processing and origination costs (including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, and title insurance funded by us) associated with mortgage notes receivable or participation interest held by the Partnership on a straight-line basis. As of December 31, 2011 and 2010, approximately $3.3

million and $3.5 million, respectively, of such net deferred fees are included in mortgage notes receivable. Approximately $779,000 and $695,000 of net deferred fees are included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, approximately $647,000 and $801,000, respectively, of deferred fees are included in participation interest – related party.

Determination of the Allowance for Loan Losses

The allowance for loan losses is our estimate of incurred losses in our portfolio of mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. We periodically perform a detailed review of our portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses. Our review consists of evaluating economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral, and other relevant factors. This review is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In reviewing our portfolio, we use cash flow estimates from the disposition of finished lots, paper lots (residential lots shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development) and undeveloped land as well as cash flow received from the issuance of bonds from municipal reimbursement districts. These estimates are based on current market metrics, including, without limitation, the supply of finished lots, paper lots and undeveloped land, the supply of homes and the rate and price at which land and homes are sold, historic levels and trends, executed contracts, appraisals and discussions with third party market analysts and participants, including homebuilders. We base our valuations on current and historic market trends on our analysis of market events and conditions, including activity within our portfolio, as well as the analysis of third-party services such as Metrostudy and Residential Strategies, Inc. Cash flow forecasts also are based on executed purchase contracts which provide base prices, escalation rates, and absorption rates on an individual project basis. For projects deemed to have an extended time horizon for disposition, we consider third-party appraisals to provide a valuation in accordance with guidelines set forth in the Uniform Standards of Professional Appraisal Practice. In addition to cash flows from the disposition of property, cost analysis is performed based on estimates of development and senior financing expenditures provided by developers and independent professionals on a project-by-project basis. These amounts are reconciled with our best estimates to establish the net realizable value of the portfolio.

We charge additions to the allowance for loan losses to current period earnings through a provision for loan losses. Amounts determined to be uncollectible are charged off, while amounts recovered on previously charged off accounts increase the allowance. In January 2011, we charged off approximately $277,000 against the loan loss reserve on a loan with an unrelated party. As of December 31, 2011 and 2010, approximately $11.1 million and $7.3 million, respectively, of allowance for loan losses had been offset against mortgage notes receivable.

Mortgage Notes Receivable and Mortgage Notes Receivable – Related Party

Mortgage notes receivable and mortgage notes receivable – related party are recorded at the lower of cost or estimated net realizable value. The mortgage investments are collateralized by land and related improvements to residential property owned by the borrowers and/or the ownership interests of the borrower. Currently, the mortgage investments have a term ranging from five to 51 months. None of such mortgages are insured or guaranteed by a federally owned or guaranteed mortgage agency. We originate and/or acquire all mortgage notes receivable and intend to hold the mortgage notes receivable for the life of the notes.

Participation Interest – Related Party

Participation interest – related party represents an Economic Interest Participation Agreement with

UMT, pursuant to which we purchased (i) an economic interest in a $75 million revolving credit facility from UMT to UDF I and (ii) a purchase option to acquire a full ownership participation interest in the credit facility. See "Item 13. Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons" below for further discussion.

Cash Flow Distributions

Cash available for distributions represents the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses, debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with the Offering). Our general partner receives a monthly distribution for promotional and carried interest from the cash available for distributions, in addition to the payments made to our general partner and related parties that are described in "Item 13, Certain Relationships and Related Transactions, and Director Independence." For more information regarding the distributions paid, see "Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Distributions."

Results of Operations

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Interest income (including related party interest income) for the years ended December 31, 2011 and 2010 was approximately $49.3 million and $46.8 million, respectively. The increase in interest income for the year ended December 31, 2011 is primarily the result of our increased mortgage notes receivable (including related party transactions) and participation interest – related party portfolios of approximately $343 million as of December 31, 2011, compared to $333 million as of December 31, 2010.

Mortgage and transaction service revenues (including related party mortgage and transaction service revenues) for the years ended December 31, 2011 and 2010 were approximately $2.1 million and $2.2 million, respectively. The Partnership generates mortgage and transaction service revenues by originating and acquiring mortgage notes receivable and other loans. In accordance with FASB ASC 310-20, we defer recognition of income from nonrefundable commitment fees and recognize such income on a straight-line basis over the expected life of such notes. The decrease was primarily the result of decreased commitment fee income on mortgage notes receivable.

We expect revenues to increase commensurate with the additional proceeds raised from the offering of units pursuant to the Secondary DRIP, our continued deployment of funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market, and our reinvestment of proceeds from loans that are repaid.

Expenses

Interest expense for each of the years ended December 31, 2011 and 2010 was approximately $1.5 million. Interest expense represents interest associated with the Brockhoeft Credit Facility. The Brockhoeft Credit Facility, which was entered into in September 2009 during the credit crisis in which financial institutions severely reduced the number of loans made to entities involved in residential real estate, has been used as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the partial or full repayment of loans. This allows us to keep funds invested in loans, instead of holding such loan repayment proceeds idle until new investments are identified. The Brockhoeft Credit Facility has been used as a portfolio administration tool and not to provide long-term or permanent leverage on our investments. The Brockhoeft Credit Facility is secured by a first priority lien on our existing and future assets, and carries an interest rate equal to 10% per annum.

Loan loss reserve expense increased slightly to approximately $4.0 million for the year ended December 31, 2011 from approximately $3.5 million for the year ended December 31, 2010. The increase in loan loss reserve expense primarily related to increased reserves associated with growth in our loan portfolio.

General and administrative expense was approximately $1.0 million and $1.2 million for the years ended December 31, 2011 and 2010, respectively. The decrease in general and administrative expense was primarily the result of a reduction in investor service expenses and a reduction in debt financing costs.

General and administrative – related party expense was approximately $2.7 million and $2.8 million for the years ended December 31, 2011 and 2010, respectively. The decrease in general and administrative – related party expense was primarily the result of a reduction in investor service expenses.

We expect interest expense, general and administrative expense and general and administrative expense – related party to increase commensurate with the growth of our portfolio as we continue to deploy funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market, and our reinvestment of proceeds from loans that are repaid.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

Interest income (including related party interest income) for the years ended December 31, 2010 and 2009 was approximately $46.8 million and $41.6 million, respectively. The increase in interest income for the year ended December 31, 2010 is primarily the result of an increase in our mortgage notes receivable portfolio (including related party transactions) and participation interest – related party portfolios of approximately $333 million as of December 31, 2010, compared to $309 million as of December 31, 2009.

Mortgage and transaction service revenues (including related party mortgage and transaction service revenues) for the years ended December 31, 2010 and 2009 were approximately $2.2 million and $2.4 million, respectively. The Partnership generates mortgage and transaction service revenues by originating and acquiring mortgage notes receivable and other loans. In accordance with ASC 310-20, we defer recognition of income from nonrefundable commitment fees and recognize such income on a straight-line basis over the expected life of such notes. The decrease in mortgage and transaction service revenues for the year ended December 31, 2010 was primarily the result of deferred fees recognized in the second quarter of 2009 associated with a loan that was paid in full prior to maturity.

We expect revenues to increase commensurate with the additional proceeds raised from the offering of units pursuant to the Secondary DRIP, our continued deployment of funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market, and our reinvestment of proceeds from loans that are repaid.

Expenses

Interest expense for the years ended December 31, 2010 and 2009 was approximately $1.5 million and $411,000, respectively. Interest expense represents interest associated with the Brockhoeft Credit Facility.

Loan loss reserve expense increased slightly to approximately $3.5 million for the year ended December 31, 2010 from approximately $3.4 million for the year ended December 31, 2009. The increase in loan loss reserve expense primarily related to increased reserves associated with growth in our loan portfolio.

General and administrative expense for the years ended December 31, 2010 and 2009 was approximately $1.2 million and $737,000, respectively. The increase in general and administrative expense for the year ended December 31, 2010 primarily relates to investor relations fees, including costs associated with changing transfer agents, and amortization of debt financing costs associated with the Brockhoeft Credit Facility.

General and administrative expense – related party for the years ended December 31, 2010 and 2009 was approximately $2.8 million and $2.7 million, respectively. The increase in general and administrative expense – related party for the year ended December 31, 2010 primarily relates to mortgage servicing fees, which are 0.25% of the aggregate of our outstanding loan balances, and the amortization of acquisition and origination expense and fees.

We expect interest expense, general and administrative expense and general and administrative expense – related party to increase commensurate with the growth of our portfolio as we continue to deploy funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market and our reinvestment of proceeds from loans that are repaid.

Comparison charts

The chart below summarizes the payment of related party fees and reimbursements associated with the Offering and origination and management of assets for the years ended December 31, 2011, 2010 and 2009. We believe that these fees and reimbursements are reasonable and customary for comparable mortgage programs.

		For the Years Ended December 31,					
Payee	Purpose	2011		2010		2009	
Land Development							
	Organization & Offering Expenses	$ -	-	$ -	-	$ 533,000	6%
	Bona Fide Due Diligence Fees	-	-	-	-	178,000	2%
	Wholesaler Reimbursement	-	-	-	-	127,000	2%
	Acquisition & Origination Expenses and Fees	472,000	6%	131,000	7%	1,250,000	15%
	Promotional Interest	5,099,000	68%	1,004,000	50%	3,509,000	43%
	Carried Interest	755,000	10%	143,000	7%	516,000	6%
	Mortgage Servicing Fee	1,045,000	14%	328,000	16%	700,000	9%
UMTH Funding							
	Marketing Support Fees	-	-	-	-	360,000	4%
	Operating Reimbursement Expense	-	-	-	-	901,000	11%
	Debt Placement Fee	-	-	-	-	150,000	2%
UMTH General Services							
	Operating Reimbursement Expense	115,000	2%	408,000	20%	-	-
Total Payments		$ 7,486,000	100%	$ 2,014,000	100%	$ 8,224,000	100%

The chart below summarizes general and administrative – related party expense for the years ended December 31, 2011, 2010 and 2009. We believe that these expenses are reasonable and customary for comparable mortgage programs

General and administrative – related party	For the Years Ended December 31, 2011		2010		2009	
Amortization of Acquisition & Origination Expense and Fees	$ 1,221,000	45%	$ 1,217,000	44%	$ 1,097,000	41%
Mortgage Servicing Fee	892,000	33%	815,000	29%	715,000	26%
Amortization of Debt Placement Fees	22,000	1%	71,000	2%	46,000	2%
Operating Reimbursement Expense	563,000	21%	683,000	25%	849,000	31%
Total General and administrative – related party	$ 2,698,000	100%	$ 2,786,000	100%	$ 2,707,000	100%

Cash Flow Analysis

Cash flows provided by operating activities for the years ended December 31, 2011, 2010 and 2009 were approximately $45.4 million, $46.3 million and $32.3 million, respectively, and were comprised primarily of net income adjusted for the provision for loan losses, offset by accrued interest receivable and accrued interest receivable – related party.

Cash flows used in investing activities for the years ended December 31, 2011, 2010 and 2009 were approximately $13.4 million, $26.9 million and $61.2 million, respectively, resulting from the origination of mortgage notes receivable and participation interest – related party.

Cash flows used in financing activities for the years ended December 31, 2011 and 2010 were approximately $30.1 million and $24.2 million, respectively, and were primarily the result of distributions to partners. Cash flows provided by financing activities for the year ended December 31, 2009 were approximately $19.0 million and were primarily the result of funds received from the issuance of limited partnership units and proceeds from the Brockhoeft Credit Facility, offset by distributions to partners and payments of offering costs.

Our cash and cash equivalents were approximately $2.7 million, $815,000 and $5.6 million as of December 31, 2011, 2010 and 2009, respectively.

Liquidity and Capital Resources

Our liquidity requirements will be affected by (1) outstanding loan funding obligations, (2) our administrative expenses, (3) debt service on senior indebtedness required to preserve our collateral position, and (4) utilization of the Brockhoeft Credit Facility. We expect that our liquidity will be provided by (1) loan interest, transaction fees and credit enhancement fee payments, (2) loan principal payments, (3) sale of loan pools through securitization and direct sale of loans, (4) proceeds from our Secondary DRIP, and (5) credit lines available to us.

In most cases, loan interest payments will be funded by an interest reserve. Interest reserve accounts are funded as loan proceeds and are intended to provide cash for monthly interest payments until such time that revenue from the sale of land or developed lots is sufficient to meet the debt service obligations. In the event that interest reserves are exhausted prior to realization of sufficient cash from land or lot sales, a loan default may occur. If the loan agreement does not include interest reserve provisions, interest payments are due and payable monthly. Payment defaults and decreasing land and lot sales may result in less liquidity and affect our ability to meet our obligations and make distributions. Limited credit facilities may impact our ability to meet our obligations or expand our loan portfolio when other sources of cash are not sufficient.

Increased liquidity needs could result in the liquidation of loans to raise cash, thereby reducing the number and amount of loans outstanding and the resultant earnings realized. We have secured the Brockhoeft Credit Facility that is utilized as transitory indebtedness to provide liquidity and to reduce the need for large idle cash reserves.

We expect our liquidity and capital resources to increase commensurate with the additional proceeds raised from the offering of units pursuant to the Secondary DRIP. We will continue to deploy funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market.

We will experience a relative decrease in liquidity as available funds are expended in connection with the funding and acquisition of mortgage loans and as amounts that may be drawn under the Brockhoeft Credit Facility are repaid.

Material Trends Affecting Our Business

We believe that the housing market reached a bottom in its four-year decline and has begun to recover. This recovery likely will continue to be regional in its early stages, led by those housing markets with balanced supply, affordable and stable home prices, lower levels of foreclosures, strong economies, and strong demand fundamentals. Nationally, we expect the recovery will continue to experience headwinds from weak demand fundamentals, specifically consumer confidence and employment, as well as from the limited availability of bank financing, and a persisting oversupply of home inventory and higher levels of foreclosures in the regions most affected by the housing bubble. The national consumer confidence index, which fell to record lows during the economic downturn, has recovered somewhat, but remains closer to levels historically associated with recession than to normalized conditions. Unemployment remains elevated and access to conventional real estate and commercial financing remains challenging across most of the country. These factors pose obstacles to a robust recovery on a national scale, which, we believe, is contingent upon the reengagement of the consumer and the return of final demand. However, we expect the recovery will be stronger in markets such as Texas, where consumer confidence averaged nearly 17 points higher than the national index from December 2010 to December 2011; where the job growth rate over the past 12 months was approximately 60 basis points higher than the national rate; and where approximately 15% of all homebuilding permits in the country were issued in 2010. Further, according to the Bureau of Labor Statistics, 30.3% of the total net new jobs created in the United States since the official end of the national recession were created in Texas (from June 2009 to December 2011). Currently, 96% of our portfolio relates to property located in the state of Texas, and we intend to invest in markets that demonstrate similarly sound economic and demand fundamentals – fundamentals that we believe will be the drivers of the recovery – and balanced supplies of homes and finished lots. We believe the fact that new single-family home permits, starts, and sales have all risen from their respective lows reflects a continued return of real demand for new homes. However, we anticipate the former bubble market states – principally California, Arizona, Nevada and Florida – will be slower to recover, as those markets have seen overbuilding and extensive price correction and are experiencing weakened economies and continued foreclosures.

From a national perspective, ongoing credit constriction, a less robust economic recovery, continued high unemployment, and housing price instability have made potential new home purchasers and real estate lenders cautious. As a result of these factors, the national housing market has experienced a protracted decline, and the time necessary to correct the market likely means a corresponding slower recovery for the housing industry.

Nationally, capital constraints at the heart of the credit crisis have reduced the number of real estate lenders able or willing to finance development, construction or the purchase of homes and have increased the number of undercapitalized or failed builders and developers. In correlation, the number of new homes and finished lots developed has decreased, which may result in a shortage of new homes and developed lots in select real estate markets in 2012. We believe this shortage will be most prominent in markets that did not participate in the housing bubble, avoiding overbuilding and maintaining balanced supplies and affordable and stable home prices. With lenders imposing stricter underwriting standards, mortgages to purchase homes have become more difficult to obtain in some markets. To support the secondary residential mortgage market and prevent further deterioration of mortgage lending, the Federal Reserve began an unprecedented program to purchase approximately $1.25 trillion of residential mortgage backed securities between January 5, 2009 and March 31, 2010. This program ended on March 31, 2010, as scheduled by the Federal Reserve. On September 21, 2011, the Federal Reserve announced that it would begin reinvesting the principal payments from its mortgage-backed securities holdings into additional purchases of agency mortgage-backed securities to help further support conditions in mortgage markets. Any limitations or restrictions on the availability of financing or on the liquidity provided in the secondary residential mortgage market by Government Sponsored Enterprises such as Fannie Mae and Freddie Mac could adversely affect interest rates and mortgage availability, which could cause the number of homebuyers to decrease, which could increase the likelihood of borrowers defaulting on our loans and, consequently, reduce our ability to pay distributions to our limited partners.

Nationally, new home sales rose slightly during the fourth quarter from the pace of sales in the third quarter of 2011, though levels remain near historical lows. However, national fundamentals that drive home sales continue to improve in most markets and home affordability remains near record-highs, so we expect the pace of home sales will continue to increase over 2012. The U.S. Census Bureau reports that the sales of new single-family residential homes in December 2011 were at a seasonally adjusted annual rate of 324,000 units. This number is up approximately 7.3% from the September 2011 figure of 302,000, but down approximately 2.1% year-over-year from the December 2010 estimate of 331,000.

Nationally, new single-family home inventory continued to improve in the fourth quarter of 2011 as it has done consistently since the second quarter of 2007. Through much of the downturn, homebuilders reduced their starts and focused on selling their existing new home inventory. The number of new homes for sale fell by approximately 36,000 units from December 2010 to December 2011 and by 7,000 units in the fourth quarter 2011. We believe that, with such reductions, the new home market has been restored to equilibrium in most markets, even at low levels of demand. The seasonally adjusted estimate of new homes for sale at the end of December 2011 was 154,000 – a slightly short supply of 5.7 months at the December sales rate and the lowest number of homes available for sale since the U.S. Census Bureau began keeping records of this statistic in 1963. We believe that what is necessary now to regain prosperity in housing markets is the return of healthy levels of demand.

According to the U.S. Census Bureau, new single-family residential home permits and starts fell nationally from 2006 through early 2009, as a result and in anticipation of an elevated supply of and decreased demand for new single-family residential homes in that period. Since bottoming in early 2009, however, single-family permits and starts have improved significantly. Single-family homes authorized by building permits in December 2011 were at a seasonally adjusted annual rate of 441,000 units. This was essentially unchanged year-over-year from the rate of 445,000 in December 2010, and is approximately 30.9% higher than the low of 337,000 set in January 2009. Single-family home starts for December 2011 stood at a seasonally adjusted annual rate of 505,000 units. This pace is up approximately 19.9% from the December 2010 estimate of 421,000 units. Further, the December 2011 pace of home starts is 43.1% higher than the low of 353,000 set in March 2009. Such increases suggest to us that new home inventories are generally in balance and the homebuilding industry now anticipates greater demand for new homes in coming months relative to the demand evident at the bottom of the new homebuilding cycle.

The primary factors affecting new home sales are home price stability, home affordability, and housing demand. Housing supply may affect both new home prices and the demand for new homes. When the supply of new homes exceeds new home demand, new home prices may generally be expected to decline. Also, home foreclosures cause the inventory of existing homes to increase, which may add additional downward price pressure on home prices. Declining new home prices may result in diminished new home demand as people postpone a new home purchase until such time as they are comfortable that stable price levels have been reached. The converse point is also true and equally important. When new home demand exceeds new home supply, new home prices may generally be expected to increase; and rising new home prices, particularly at or near the bottom of the housing cycle, may result in increased new home demand as people become confident in home prices and accelerate their timing of a new home purchase. Hence, we intend to concentrate our investments in housing markets with affordable and stable home prices, balanced supply, lower incidences of foreclosures, and strong demand fundamentals. These demand fundamentals are generally job growth, the relative strength of the economy and consumer confidence, household formations, and population growth – both immigration and in-migration.

The U.S. Census Bureau forecasts that California, Florida and Texas will account for nearly one-half of the total U.S. population growth between 2000 and 2030 and that the total population of Arizona and Nevada will double during that period. The U.S. Census Bureau projects that between 2000 and 2030 the total populations of Arizona and Nevada will grow from approximately 5 million to more than 10.7 million and from approximately 2 million to nearly 4.3 million, respectively; Florida's population will grow nearly 80% between 2000 and 2030, from nearly 16 million to nearly 28.7 million; Texas' population will increase 60% between 2000 and 2030, from nearly 21 million to approximately 33.3 million; and California's population will grow 37% between 2000 and 2030, from approximately 34 million to nearly 46.5 million.

In 2009, the Harvard Joint Center for Housing Studies forecasted that an average of between approximately 1.25 million and 1.48 million new households will be formed per year over the next ten years. Likewise, The Homeownership Alliance, a joint project undertaken by the chief economists of Fannie Mae, Freddie Mac, the Independent Community Bankers of America, the National Association of Home Builders, and the National Association of Realtors, has projected that 1.3 million new households will be formed per year over the next decade and approximately 1.8 million housing units per year should be started to meet such new demand, including approximately 1.3 million new single-family homes per year based on the estimation of the Homeownership Alliance that 72% of all housing units built will be single-family residences. The U.S. Census Bureau estimates that approximately 1.14 million new households were formed in 2011.

While housing woes have beleaguered the national economy, Texas housing markets have held up as some of the healthiest in the country. Furthermore, Texas is the largest homebuilding market in the country based on the U.S. Census Bureau's measurements of housing permits and starts. We have concentrated our investment portfolio in Texas as we believe Texas markets, though weakened from their highs in 2007, have remained fairly healthy due to strong demographics, economies and job growth, balanced housing inventories, stable home prices and high housing affordability ratios. Texas did not experience the dramatic price appreciation (and subsequent depreciation) that states such as California, Florida, Arizona, and Nevada experienced. The following graph, created with data from the fourth quarter 2011 Federal Housing Finance Agency's ("FHFA") Purchase Price Only Index, illustrates the rise and the declines in home prices nationally, as well as in California, Florida, Arizona, and Nevada over the past few years. Price declines have begun to moderate in those states in recent quarters, though. Further, the graph illustrates how Texas has maintained relative home price stability throughout the downturn. The Standard (Purchase-Only) Home Price Index indicates that Texas had a home price appreciation of 1.49% between the fourth quarter of 2010 and the fourth quarter of 2011. Texas' home prices continue to demonstrate more stability than the national average of -2.43%. Further, the index also reports that over the past five years, Texas home prices have appreciated 3.46% compared to a national depreciation of -19.16% over the same time period.


10 Year Home Price Appreciation
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
Nevada
Florida
California
Arizona
USA
Texas
Arizona
California
Florida
Nevada
Texas
United States

Source: 4Q11 FHFA Purchase-Price Only Index, Seasonally Adjusted

FHFA's Purchase Price Only Index tracks average house price changes in repeat sales on the same single-family properties. The Purchase Price Only Index is based on more than 6 million repeat sales transactions and is based on data obtained from Fannie Mae and Freddie Mac for mortgages originated over the past 37 years. FHFA analyzes the combined mortgage records of Fannie Mae and Freddie Mac, which form the nation's largest database of conventional, conforming mortgage transactions. The conforming loan limit for mortgages purchased since the beginning of 2006 has been $417,000. Loan limits for mortgages originated in the latter half of 2007 through December 31, 2008 were raised to as much as $729,750 in high-cost areas in the contiguous United States. Legislation generally extended those limits for 2009-originated mortgages. An appropriations act (PL111-88) further extended those limits for 2010 originations in places where the limits were higher than those that would have been calculated under pre-existing rules.

Median new home prices in the four major Texas markets have begun to rise. According to numbers publicly released by Metrostudy, a leading provider of primary and secondary market information, the median new home prices for the fourth quarter of 2011 in the metropolitan areas of Austin, Houston, Dallas-Fort Worth, and San Antonio are $220,488, $218,045, $227,560 and $193,752, respectively.

Using the Department of Housing and Urban Development's estimated 2011 median family income for the respective metropolitan areas of Austin, Houston, Dallas and San Antonio, the median income earner in those areas has 1.54 times, 1.37 times, 1.37 times, and 1.40 times the income required to qualify for a mortgage to purchase the median priced new home in the respective metropolitan area. These numbers illustrate the affordability of Texas homes, as each of these markets has higher affordability than the national average. Our measurement of housing affordability, as referenced above, is determined as the ratio of median family income to the income required to qualify for a 90 percent, 30-year fixed-rate mortgage to purchase the median-priced new home, based on the average interest rate over the fourth quarter of 2011 and assuming an annual mortgage insurance premium of 70 basis points for private mortgage insurance, plus a cost that includes estimated property taxes and insurance for the home. Using the Department of Housing and Urban Development's 2012 income data to project an estimated median income for the United States of $65,000 and the December 2011 national median sales prices of new homes sold of $216,500, we conclude that the national median income earner has 1.34 times the income required to qualify for a mortgage loan to purchase the median-priced new home in the United States. This estimation reflects the increase in home affordability in housing markets outside of Texas over the past 60 months, as new home prices in housing markets outside of Texas generally have fallen. Recently, however, such price declines have begun to stabilize. We believe that such price stabilization indicates that new home affordability has been restored to the national housing market.

Since the national recession's official end, Texas employment markets have experienced strong job growth. According to the United States Department of Labor, Texas added approximately 204,500 jobs in the 12 months ended December 2011, which was the second largest year-over-year increase of any state in the country. In December 2011, Texas' employment levels exceeded pre-recession levels. Furthermore, Texas added an even greater amount of jobs in the private sector (261,200) over the past 12 months, which was the largest private sector job increase of any state over the past 12 months and is a growth rate of 3.0%. Since the national recession's end in June 2009, Texas has added 357,400 net new jobs, which is approximately 30.3% of all net jobs added nationwide over that 30 month period. Further, Texas has added approximately 1.2 million new jobs over the past 10 years, approximately 1,018,700 in the private sector, comparing well to national employment growth that added approximately 1.4 million total jobs over that ten-year period and just 831,000 private sector jobs in those ten years. From December 2010 to December 2011, Austin added 16,300 jobs year-over-year. Dallas-Fort Worth added 45,200 jobs over that same time period, which was the fourth greatest job gain of any city in the country over the past 12 months, just behind Houston, which enjoyed the greatest job gain of any city in the country in that time. Houston added 75,000 jobs over that period and San Antonio added 2,800 jobs in that time.

Texas' unemployment rate fell year-over-year to 7.4% in December 2011 from 8.2% in December 2010. The decrease in the state unemployment rate occurred in spite of significant growth in Texas' labor force. Texas has added approximately 149,916 workers to its labor force over the past 12 months, which stands at an all-time high. The growth in Texas' labor force stands in contrast with the national labor force, which has fallen by approximately 988,000 workers, as of December 2011, from its peak in October 2008. The national unemployment rate fell year-over-year from December 2010 (9.4%) to December 2011 (8.5%). In addition, all four major Texas labor markets have unemployment rates below the national unemployment rate.

We believe that Texas cities will continue to be among the first in the country to recover based on employment figures, consumer confidence, gross metropolitan product, and new home demand. According to the Texas Workforce Commission, Texas tends to enter into recessions after the national economy has entered a recession and usually leads among states in the economic recovery. The National Bureau of Economic Research has concluded that the U.S. economy entered into a recession in December 2007, ending an economic expansion that began in November 2001. We believe, based on transitions in the Texas Leading Index as prepared by the Federal Reserve Bank of Dallas, that Texas entered into recession in late Fall 2008, trailing the national recession by nearly a year, and emerged from the recession in the late spring of 2009. We believe the Texas economy is now leading the national economic recovery. The Texas Leading Index, which is produced monthly by the Federal Reserve Bank of Dallas and combines eight measures that tend to anticipate changes in the Texas business cycle by approximately three to nine months, has risen significantly since reaching a low of 100.5 in March 2009 and, as of December 2011, was 120.3, which is higher than at any period during 2009 or 2010.

Further, we believe Texas consumers are beginning to return to their normal consumption habits. The aggregate value of state sales tax receipts in Texas increased 9.4% year-over-year in December 2011 from December 2010 – the 21st consecutive month in which Texas has experienced year-over-year improvement in sales tax receipts.

The U.S. Census Bureau reported in its 2011 Estimate of Population Change for the period from April 1, 2010 to July 1, 2011 that Texas led the country in population growth during that period. The estimate concluded that Texas' population grew by 421,215 people, or 2%, a number that was 1.19 times greater than the next closest state in terms of raw population growth, California, and nearly twice as great as the second closest state in terms of raw population growth, North Carolina. Over the last decade, July 1, 2000 to July 1, 2010, Texas grew by nearly 4.3 million residents, averaging nearly 427,000 new residents per year. This population growth was 1.17 times greater in terms of raw population growth than the next closest state, California, and 2.63 times greater than the second closest state, Florida. The U.S. Census Bureau also reported that among the 15 counties that added the largest number of residents between July 1, 2008 and July 1, 2009, six were in Texas: Harris (Houston), Tarrant (Fort Worth), Bexar (San Antonio), Collin (North Dallas), Dallas (Dallas) and Travis (Austin). In March 2010, the U.S. Census Bureau reported that Texas' four major metro areas – Austin, Houston, San Antonio, and Dallas-Fort Worth – were among the top 20 in the nation for population growth from 2008 to 2009. Dallas-Fort Worth-Arlington led the nation in numerical population growth with a combined estimated population increase of 146,530. Houston-Sugarland-Baytown was second in the nation with a population increase of 140,784 from July 1, 2008 to July 1, 2009. Austin-Round Rock had an estimated population growth of 50,975 and San Antonio had an estimated population growth of 41,437 over the same period. The percentage increase in population for each of these major Texas cities ranged from 2% to 3.1%.

The national foreclosure tracking service, RealtyTrac, estimates that the Texas foreclosure rate continues to be significantly healthier than the national average. We do not expect the four major Texas housing markets to be materially adversely affected by foreclosures and anticipate that home foreclosures will continue to be mostly concentrated in the bubble market states of California, Florida, Arizona and Nevada. The mortgage analytic company, CoreLogic, reports that, through the fourth quarter of 2011, approximately 44.3% of all homes with negative equity were located in one of those four states compared to approximately just 3.1% of all the negative equity homes in the country that were located in the state of Texas. Homebuilding and residential construction employment will likely remain generally weak in 2012, but we believe that Texas will continue to outperform the national standards. We believe that Texas' housing sector is healthier, the cost of living and doing business is lower, and its economy is more dynamic and diverse than the national average.

In contrast to the conditions of many homebuilding markets in the country, new home sales are greater than new home starts in Texas markets, indicating that homebuilders in Texas continue to focus on preserving a balance between new home demand and new home supply. We believe that homebuilders and developers in Texas have remained disciplined on new home construction and project development. New home starts are outpaced by new home sales in all four major Texas markets where such data is available: Austin, Dallas-Fort Worth, Houston and San Antonio. Inventories of finished new homes and total new housing (finished vacant, under construction, and model homes) remain at generally healthy and balanced levels in all of these major Texas markets. Each major Texas market experienced a rise in the number of months of finished lot inventories as homebuilders began reducing the number of new home starts in 2008, causing each major Texas market to reach elevated levels. However, the number of finished lots available in each market has fallen significantly even though the months' supply remains elevated. Furthermore, finished lot shortages are beginning to emerge in many desirable submarkets in the major Texas markets. This is a trend that we expect to continue as the lack of commercial financing for development has constrained finished lot development over the past four years even as new home demand and sales continue. We believe that such demand and sales will increase and these finished lot shortages will become more pronounced in coming quarters. As of December 2011, Houston has an estimated inventory of finished lots of approximately 33.0 months, Austin has an estimated inventory of finished lots of approximately 36.0 months, San Antonio has an estimated inventory of finished lots of approximately 33.4 months and Dallas-Fort Worth has an estimated inventory of finished lots of approximately 50.3 months. A 24-28 month supply is considered equilibrium for finished lot supplies.

As stated previously, the elevation in months' supply of finished lot inventory in Texas markets owes itself principally to the decrease in the pace of annual starts rather than an increase in the raw number of developed lots, and as the homebuilders increase their pace of home starts, we expect to see the months' supply of lot inventory continue to improve. Indeed, the raw number of finished lots available in each Texas market has been significantly reduced from their peaks. Since peaking in the first quarter of 2008, Houston's finished lot supply is down 30.6% from 73,047 to 50,674 in the fourth quarter of 2011. San Antonio's finished lot inventory has fallen 31.4% to 19,152 since peaking at 27,937 in the second quarter of 2008. Austin's finished lot inventory peaked in the first quarter of 2009 at 27,176, and is down 28.2% to 19,517. The finished lot inventory for Dallas-Fort Worth peaked in the first quarter of 2008 at 91,787 lots and has fallen 35.3% to 59,408 lots. Such inventory reduction continued in the fourth quarter of 2011 in all four of these markets as the number of finished lots dropped by more than 500 in Austin, more than 1,500 in Dallas-Fort Worth, more than 2,000 in Houston, and nearly 150 in San Antonio. Annual starts in each of the Austin, San Antonio, Houston and Dallas-Fort Worth markets are outpacing lot deliveries, and we expect to see increased finished lot sales through 2011 as homebuilders replenish their inventory.

Although Texas markets continue to be some of the strongest homebuilding markets in the country, the pace of homebuilding in Texas has slowed over the past four years as a result of the national economic downturn and reduced availability of construction financing. According to the Federal Deposit Insurance Corporation, banks in the Dallas region[1] reduced their construction and development loans by 5.6% from the second quarter of 2011 to the third quarter of 2011 – the 14th straight quarterly decline in the region's construction and development outstanding loan portfolio. While the decline in housing starts has caused the month supply of vacant lot inventory to become elevated from its previously balanced position, it has also preserved a balance in housing inventory. Annual new home sales in Austin outpace starts 6,643 versus 6,500, with annual new home sales declining year-over-year by approximately 7.0%. Finished housing inventory stands at an elevated level of 3.6 months, while total new housing inventory (finished vacant, under construction and model homes) fell to a slightly elevated supply of 7.3 months. The generally accepted equilibrium levels for finished housing inventory and total new housing inventory are a 2.0-to-2.5 month supply and a 6.0-to-6.5 month supply, respectively. San Antonio is a healthy homebuilding market. Annual new home sales in San Antonio run ahead of starts 7,025 versus 6,880, with annual new home sales declining year-over-year by approximately 11.0%. Finished housing inventory rose to a healthy 2.3 month supply. Total new housing inventory fell to a healthy 6.1 month supply. Houston, too, is a healthy homebuilding market. Annual new home sales there outpace starts 18,607 versus 18,416, with annual new home sales declining year-over-year by approximately 9.5%. Finished housing inventory remained generally healthy at a 2.8 month supply while total new housing inventory fell to a healthy 6.4 month supply, respectively. Dallas-Fort Worth is a relatively healthy homebuilding market as well. Annual new home sales in Dallas-Fort Worth outpace starts 14,623 versus 14,183, with annual new home sales declining year-over-year by approximately 13.0%. Finished housing inventory stands at a generally healthy 2.7 month supply, while total new housing inventory fell to a slightly elevated 6.8 month supply. All numbers are as released by Metrostudy, leading provider of primary and secondary market information.

The Real Estate Center at Texas A&M University has reported that existing housing inventory levels are healthy and, in most instances, supply is constrained. Through December 2011, the number of months of home inventory for sale in Austin, Houston, Dallas, Fort Worth, Lubbock, and San Antonio

[1] FDIC Dallas Region is composed of Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Tennessee, and Texas.

was 4.2 months, 5.9 months, 4.7 months, 5.2 months 6.6 months, and 6.6 months, respectively. Like new home inventory, a 6-month supply of inventory is considered a balanced market with more than 6 months of inventory generally being considered a buyer's market and less than 6 months of inventory generally being considered a seller's market. Through December 2011, the number of existing homes sold to date in (a) Austin was 21,167, up 6.5% year-over-year; (b) San Antonio was 18,403, down 0.25% year-over-year; (c) Houston was 58,812, up 3.5% year-over-year, (d) Dallas was 42,507, up 0.3% year-over-year, (e) Fort Worth was 8,086, down 1.8% year-over-year, and (f) Lubbock was 2,773, down 2.5% year-over-year. These figures and year-over-year comparisons are likely distorted by the presence and expiration of the federal homebuyer tax credit in June 2010 that likely pulled demand forward in the first six months of 2010 at the expense of demand in subsequent quarters.

In managing and understanding the markets and submarkets in which we make loans, we monitor the fundamentals of supply and demand. We track the economic fundamentals in each of the respective markets in which we make loans by analyzing demographics, household formation, population growth, employment, migration, immigration and housing affordability. We also watch movements in home prices and the presence of market disruption activity, such as investor or speculator activity that can create a false impression of demand and result in an oversupply of homes in a market. Further, we study new home starts, new home closings, finished home inventories, finished lot inventories, existing home sales, existing home prices, foreclosures, absorption, prices with respect to new and existing home sales, finished lots and land and the presence of sales incentives, discounts, or both, in a market.

Generally, the residential homebuilding industry is cyclical and highly sensitive to changes in broader economic conditions, such as levels of employment, consumer confidence, income, availability of financing for acquisition, construction and permanent mortgages, interest rate levels and demand for housing. The condition of the resale market for used homes, including foreclosed homes, also has an impact on new home sales. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing or in consumer confidence, which can occur for numerous reasons, including increases in energy costs, interest rates, housing costs and unemployment.

We face a risk of loss resulting from deterioration in the value of the land purchased by the developer with the proceeds of loans from us, a diminution of the site improvement and similar reimbursements used to repay loans made by us, and a decrease in the sales price of the single-family residential lots developed with the proceeds of loans from us. Deterioration in the value of the land, a diminution of the site improvement and similar reimbursements and a decrease in the sales price of the residential lots can occur in cases where the developer pays too much for the land to be developed, the developer is unable or unwilling to develop the land in accordance with the assumptions required to generate sufficient income to repay the loans made by us, or is unable to sell the residential lots to home builders at a price that allows the developer to generate sufficient income to repay the loans made by us.

Our general partner actively monitors the markets and submarkets in which we make loans, including mortgage markets, homebuilding economies, the supply and demand for homes, finished lots and land and housing affordability to mitigate such risks. Our general partner also actively manages our loan portfolio in the context of events occurring with respect to the loan and in the market and submarket in which we made the loan. We anticipate that there may be defaults on development loans made by us and that we will take action with respect to such defaults at any such time that we determine it prudent to do so, including such time as we determine it prudent to maintain and protect the value of the collateral securing a loan by originating another development loan to another developer with respect to the same project to maintain and protect the value of the collateral securing our initial loan.

We face a risk of loss resulting from adverse changes in interest rates. Changes in interest rates may affect both demand for our real estate finance products and the rate of interest on the loans we make. In most instances, the loans we make will be junior in the right of repayment to senior lenders, who will provide loans representing 70% to 80% of total project costs. As senior lender interest rates available to our borrowers increase, demand for our mortgage loans may decrease, and vice versa.

Developers to whom we make mortgage loans use the proceeds of such loans to develop raw real estate into residential home lots. The developers obtain the money to repay these development loans by selling the residential home lots to home builders or individuals who will build single-family residences on the lots, receiving qualifying site improvement reimbursements, and by obtaining replacement financing from other lenders. If interest rates increase, the demand for single-family residences may decrease. Also, if mortgage financing underwriting criteria become stricter, demand for single-family residences may decrease. In such an interest rate and/or mortgage financing climate, developers may be unable to generate sufficient income from the resale of single-family residential lots to repay loans from us, and developers' costs of funds obtained from lenders in addition to us may increase as well. If credit markets deteriorate, developers may not be able to obtain replacement financing from other lenders. Accordingly, increases in single-family mortgage interest rates, decreases in the availability of mortgage financing, or decreases in the availability of replacement financing could increase the number of defaults on development loans made by us.

Our general partner is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate and interest rates generally, that it reasonably anticipates to have a material impact on either the income to be derived from our investments in mortgage loans or entities that make mortgage loans, other than those referred to in this Annual Report on Form 10-K. The disruption of mortgage markets, in combination with a significant amount of negative national press discussing constriction in mortgage markets and the poor condition of the national housing industry, including declining home prices, have made potential new home purchasers and real estate lenders very cautious. The economic downturn, the failure of highly respected financial institutions, significant volatility in equity markets around the world, unprecedented administrative and legislative actions in the United States, and actions taken by central banks around the globe to stabilize the economy have further caused many prospective home purchasers to postpone their purchases. In summary, we believe there is a general lack of urgency to purchase homes in these times of economic uncertainty. We believe that this has further slowed the sales of new homes and expect that this will result in a slowing of the sales of finished lots developed in certain markets; however, we do not anticipate the prices of those lots changing materially. We also expect that the decrease in the availability of replacement financing may increase the number of defaults on development loans made by us or extend the time period anticipated for the repayment of our loans. Our future results could be negatively impacted by prolonged weakness in the economy, high levels of unemployment, a significant increase in mortgage interest rates or further tightening of mortgage lending standards.

Off-Balance Sheet Arrangements

We, from time to time, enter into guarantees of debtor's borrowings and provide credit enhancements for the benefit of senior lenders in connection with our debtors and investments in partnerships (collectively referred to as "guarantees"), and account for such guarantees in accordance with FASB ASC 460-10 *Guarantees*. Guarantees generally have fixed expiration dates or other termination clauses and may require payment of a fee by the debtor. A guarantee involves, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. Our exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the guarantee.

In August 2009, we entered into a guarantee (the "TCB Guarantee") with Texas Capital Bank, National Association ("Texas Capital"), by which we guaranteed the repayment of up to $5 million owed to Texas Capital with respect to that certain promissory note between UMT Home Finance, L.P., a Delaware limited partnership ("UMT Home Finance"), and Texas Capital. UMT Home Finance is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the TCB Guarantee, we entered into a letter agreement with UMT Home Finance, which provides for UMT Home Finance to pay us annually, in advance, an amount equal to 1% of our maximum exposure under the TCB Guarantee (i.e., $50,000 per annum). In conjunction with this agreement, $50,000 is included in mortgage and transaction service revenues – related party income for each of the years ended December 31, 2011 and 2010.

In March 2010, we entered into a guaranty (the "Resort Island Guaranty") for the benefit of the Bank of Las Colinas ("BOLC"), pursuant to which we guaranteed the repayment of up to $925,000 owed to BOLC with respect to a loan between UDFLOF Resort Island, L.P., a Delaware limited partnership ("UDFLOF Resort Island"), and BOLC. UDFLOF Resort Island is a wholly owned subsidiary of UDF LOF. The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the Resort Island Guaranty, we entered into a letter agreement with UDFLOF Resort Island pursuant to which UDFLOF Resort Island paid us a guaranty fee equal to 1% of our maximum exposure (i.e., $9,250) under the guaranty. UDFLOF Resort Island paid off the loan to BOLC in December 2010, thus extinguishing the guarantee. In conjunction with this agreement, no amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. Approximately $9,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In April 2010, we entered into a guaranty (the "UDF IV HF Guaranty") for the benefit of Community Trust Bank of Texas ("CTB"), pursuant to which we guaranteed the repayment of up to $6 million owed to CTB with respect to a revolving line of credit loan between UDF IV Home Finance, L.P., a Delaware limited partnership ("UDF IV Home Finance"), and CTB. UDF IV Home Finance is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UDF IV HF Guaranty, we entered into a letter agreement with UDF IV Home Finance, which provides for UDF IV Home Finance to pay us an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum), to be paid in 12 equal monthly installments. In conjunction with this agreement, $60,000 and $45,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In April 2010, we entered into a guaranty (the "UMT 15th Street Guaranty") for the benefit of CTB pursuant to which we guaranteed the repayment of up to $1.6 million owed to CTB with respect to a loan between UMT 15th Street, L.P., a Delaware limited partnership ("UMT 15th Street"), and CTB. UMT 15th Street is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT 15th Street Guaranty, we entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of each month. This fee of approximately $11,000 and $10,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders. As security for the UDF I – Brockhoeft Loan, we provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of our existing and future assets. Our general partner serves as the asset manager of UDF I. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In consideration of our secured guaranty, commencing July 31, 2010, UDF I agreed to pay us a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. This fee of approximately $450,000 and $225,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In August 2010, we entered into a guaranty (the "UDF IV Acquisitions Guaranty") for the benefit of CTB pursuant to which we guaranteed the repayment of up to $8 million owed to CTB with respect to a revolving line of credit loan between UDF IV Acquisitions, L.P., a Delaware limited partnership ("UDF IV Acquisitions"), and CTB. UDF IV Acquisitions is a wholly owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of the Partnership's general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UDF IV Acquisitions Guaranty, we entered into a letter agreement with UDF IV Acquisitions which provides for UDF IV Acquisitions to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of each month. This fee of approximately $43,000 and $20,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In December 2010, we entered into a guaranty (the "UDF IV Finance II Guaranty") for the benefit of The F&M Bank and Trust Company ("F&M"), pursuant to which we guaranteed the repayment of up to $7.5 million owed to F&M with respect to a loan between UDF IV Finance II, L.P., a Delaware limited partnership ("UDF IV Finance II"), and F&M. UDF IV Finance II is a wholly owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of the Partnership's general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UDF IV Finance II Guaranty, we entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of each month. This fee of approximately $52,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In May 2011, we entered into a guaranty (the "UMT HF III Guaranty") for the benefit of Veritex Community Bank, National Association ("Veritex") pursuant to which we guaranteed the repayment of up to $4.3 million owed to Veritex with respect to a loan between UMT Home Finance III, L.P., a Delaware limited partnership ("UMT HF III"), and Veritex. UMT HF III is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from

Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT HF III Guaranty, we entered into a letter agreement with UMT HF III which provides for UMT HF III to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. This fee of approximately $8,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In August 2011, we entered into a guaranty (the "UMT HF II Guaranty") for the benefit of First Financial Bank, N.A. ("FFB"), pursuant to which we guaranteed the repayment of up to $250,000 owed to FFB with respect to a loan between UMT Home Finance II, L.P., a Delaware limited partnership ("UMT HF II"), and FFB. UMT HF II is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT HF II Guaranty, we entered into a letter agreement with UMT HF II which provides for UMT HF II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. This fee of approximately $400 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In October 2011, we entered into a guaranty (the "UMT HF II Green Bank Guaranty") for the benefit of Green Bank, N.A. ("Green Bank"), pursuant to which we guaranteed the repayment of up to $5 million owed to Green Bank with respect to a loan between UMT HF II and Green Bank. UMT HF II is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT HF II Green Bank Guaranty, we entered into a letter agreement with UMT HF II which provides for UMT HF II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. This fee of approximately $300 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

As of December 31, 2011, we had 14 outstanding guarantees, including: (1) 13 limited repayment guarantees with total credit risk to us of approximately $65.4 million, of which approximately $47.8 million has been borrowed against by the debtor and (2) one letter of credit issued on behalf of a borrower with total credit risk to us of approximately $400,000, of which no amount has been borrowed against by the debtor.

As of December 31, 2010, we had 11 outstanding guarantees, including: (1) 10 limited repayment guarantees with total credit risk to us of approximately $50.0 million, of which approximately $37.5 million has been borrowed against by the debtor and (2) one letter of credit issued on behalf of a borrower with total credit risk to us of approximately $400,000, of which no amount has been borrowed against by the debtor.

To date, we have not incurred losses from guarantees entered into, and the debt that is guaranteed is also collateralized by real estate. The value of such real estate may or may not be sufficient to settle such obligations if liquidated.

Contractual Obligations

As of December 31, 2011, we had originated 60 loans, including 31 loans that have been repaid in full by the respective borrower, totaling approximately $537.3 million. We have approximately $35.1 million of commitments to be funded, including approximately $12.3 million of commitments for mortgage notes receivable – related party and $9.5 million for participation interest – related party. For the year ended December 31, 2011, we originated 2 loans, sold 3 loan participations, and did not purchase any loans or acquire any additional participation interests.

As of December 31, 2010, we had originated 58 loans, including 24 loans that have been repaid in full by the respective borrower, totaling approximately $456.9 million. We had approximately $65.9 million of commitments to be funded, including approximately $36.5 million of commitments for mortgage notes receivable – related party and $17.9 million for participation interest – related party. For the year ended December 31, 2010, we originated 2 loans, purchased 1 loan, sold 5 loan participations, and did not acquire any additional participation interests.

In addition, we have entered into a credit facility as discussed in Notes E, J and L to the accompanying financial statements, which is set to mature in June 2012.

The Partnership has no other outstanding debt or contingent payment obligations, other than approximately $65.8 million of certain loan guarantees or letters of credit discussed above in "– Off-Balance Sheet Arrangements." that we may be obligated to make to or for the benefit of third-party lenders.

Subsequent Events

To meet FINRA guidelines, on March 6, 2012, Land Development approved an estimated value of our units of limited partnership interest of $20.00 per unit. In making a determination of the estimated value of our units, Land Development assessed our assets, less liabilities, per unit and the execution of our business model set forth in the prospectus regarding the Offering. Land Development also engaged an independent firm specializing in the valuation of businesses, partnerships and intellectual property that derived a range of estimated values per unit using five valuation analyses. The estimated value per unit determined by Land Development is within the range of values derived by the independent firm.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the exposure to loss resulting from adverse changes in market prices, interest rates, foreign currency exchange rates, commodity prices and equity prices. A significant market risk to which we are exposed is interest rate risk, which is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make. Another significant market risk is the market price of finished lots. The market price of finished lots is driven by the demand for new single-family homes and the supply of unsold homes and finished lots in a market. The change in one or both of these factors can have a material impact on the cash realized by our borrowers and resulting collectability of our loans and interest.

Demand for our mortgage loans and the amount of interest we collect with respect to such loans depends on the ability of borrowers of real estate development loans to sell single-family lots acquired with the proceeds of the loans to homebuilders.

The single-family lot and residential homebuilding market is highly sensitive to changes in interest rate levels. As interest rates available to borrowers increase, demand for mortgage loans decreases, and vice versa. Housing demand is also adversely affected by increases in housing prices and unemployment and by decreases in the availability of mortgage financing. In addition, from time to time, there are various proposals for changes in the federal income tax laws, some of which would remove or limit the deduction for home mortgage interest. If effective mortgage interest rates increase and/or the ability or willingness of prospective buyers to purchase new homes is adversely affected, the demand for new homes may also be negatively affected. As a consequence, demand for and the performance of our real estate finance products may also be adversely impacted.

As of December 31, 2011 and 2010, our mortgage notes receivable of approximately $224.5 million and $220.8 million, respectively, mortgage notes receivable – related party of approximately $52.0 million and $54.6 million, respectively, and participation interest – related party of approximately $66.2 million and $57.9 million, respectively, were all at fixed interest rates, and thus, such assets are not subject to change in future earnings, fair values or cash flows.

We seek to mitigate our single-family lot and residential homebuilding market risk by closely monitoring economic, project market, and homebuilding fundamentals. We review a variety of data and forecast sources, including public reports of homebuilders, mortgage originators and real estate finance companies; financial statements of developers; project appraisals; proprietary reports on primary and secondary housing market data, including land, finished lot, and new home inventory and prices and concessions, if any; and information provided by government agencies, the Federal Reserve Bank, the National Association of Home Builders, the National Association of Realtors, public and private universities, corporate debt rating agencies, and institutional investment banks regarding the homebuilding industry and the prices of and supply and demand for single-family residential homes.

In addition, we further seek to mitigate our single-family lot and residential homebuilding market risk by assigning an asset manager to each mortgage note. This asset manager is responsible for monitoring the progress and performance of the developer and the project as well as assessing the status of the marketplace and value of our collateral securing repayment of our mortgage loan.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is hereby incorporated by reference to our Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedure

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer of Land Development, our general partner, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, the management of our general partner, including its principal executive officer and principal financial officer, evaluated, as of December 31, 2011, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, the principal executive officer and the principal financial officer of our general partner concluded that our disclosure controls and procedures, as of December 31, 2011, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the principal executive officer and the principal financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Land Development is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The management of Land Development, including its principal executive officer and principal financial officer, evaluated as of December 31, 2011 the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the principal executive officer and principal financial officer of Land Development concluded that our internal controls, as of December 31, 2011, were effective in providing reasonable assurance regarding reliability of financial reporting.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Our General Partner

We operate under the direction of our general partner, Land Development, a Delaware limited partnership formed in March 2003 that is responsible for the management and control of our affairs. The executive offices of our general partner are located at 1301 Municipal Way, Suite 100, Grapevine, Texas 76051. UMT Holdings holds 99.9% of the limited partnership interests in our general partner. UMT Services serves as the general partner of our general partner. Todd F. Etter and Hollis M. Greenlaw together own 100% of UMT Services. Our general partner is assisted by the employees of UMTH General Services, L.P. ("General Services"), an affiliate of our general partner. We do not employ our own management personnel. Instead, we pay fees to our general partner for its services to us. See the chart in "Item 1, Business – Conflicts of Interest" for a further discussion of the relationships between our key personnel, our general partner and its affiliates.

Our general partner is responsible for our direction and management, including identifying prospective loans, evaluating, underwriting and negotiating the acquisition and disposal of loans and overseeing the performance of our loans.

A change in our management may be accomplished by removal of our general partner or the designation of a successor or additional general partner, in each case in accordance with the provisions of our Partnership Agreement. Our Partnership Agreement provides that a general partner may be removed and a new general partner elected upon the written consent or affirmative vote of limited partners owning more than 50% of the limited partnership interests. Our Partnership Agreement further provides that a general partner may designate a successor or additional general partner with the consent of the general partner and limited partners holding more than 50% of the limited partnership interests. Generally, except in connection with such a designation, the general partner shall not have the right to retire or withdraw voluntarily from us or to sell, transfer or assign its interest without the consent of the limited partners holding more than 50% of the limited partnership interests.

Key Personnel

We are managed by the key personnel of our general partner, Land Development. The following key personnel hold the positions noted below with our general partner and its affiliates:

Name	Age	Position with Our General Partner
Todd F. Etter	61	Executive Vice President of our general partner and Director and Chairman of UMT Services, its general partner
Hollis M. Greenlaw	47	Chief Executive Officer of our general partner and President, Chief Executive Officer and Director of UMT Services, its general partner
Michael K. Wilson	49	Director of UMT Services, its general partner
Ben Wissink	30	President
Cara D. Obert	42	Chief Financial Officer
Melissa H. Youngblood	49	Chief Operating Officer

Mr. Etter and Mr. Greenlaw are directors, officers and shareholders of UMT Services and UMT Holdings. Mr. Etter, Mr. Greenlaw, Mr. Wilson, Mr. Wissink and Ms. Obert are partners of UMT Holdings. Mr. Wilson is a director of UMT Services. Mr. Etter and Mr. Greenlaw are shareholders of the general partner of UDF I and are also shareholders and officers of the general partner of UDF II.

Mr. Wissink and Ms. Obert are officers of the general partner of UDF I, officers of the general partner of UDF II and officers of UMT Services. Mr. Etter, Mr. Greenlaw, Mr. Wilson, Mr. Wissink and Ms. Obert are limited partners of UDF I. Mr. Greenlaw is Chief Executive Officer and Chairman of the Board of Trustees for UDF IV. Ms. Obert is Chief Financial Officer and Treasurer of UDF IV. Land Development owns a 100% interest in the general partner of the general partner for UDF LOF. Land Development also owns all of the limited partnership interests in the general partner of UDF LOF. See the chart in "Item 1, Business – Conflicts of Interest" for a further discussion of the relationships between our key personnel, our general partner and its affiliates.

Theodore "Todd" F. Etter, Jr. Mr. Etter has served as the Executive Vice President of Land Development and has served as a director, partner and Chairman of UMT Services, the general partner of UMT Holdings and Land Development, since March 2003. UMT Holdings originates, purchases, sells and services interim loans for the purchase and renovation of single-family homes and land development loans through its subsidiaries UMTH Lending Company, L.P. ("UMTH Lending") and Land Development, and it provides real estate-related corporate finance services through its subsidiaries. General Services, a subsidiary of UMT Holdings, has served as the advisor to UMT since August 1, 2006. Mr. Etter serves as Chairman of the general partner of UDF I and UDF II, each of which are limited partnerships formed to originate, purchase, sell and service land development loans and/or equity participations. Since 2000, Mr. Etter has been the Chairman of UMT Advisors, Inc., which served as the advisor to UMT from 2000 through July 31, 2006, and since 1996, he has been Chairman of Mortgage Trust Advisors, Inc., which served as the advisor to UMT from 1996 to 2000. Subsequent to the completion of the terms of their advisory agreements with UMT, neither UMT Advisors, Inc. nor Mortgage Trust Advisors, Inc. has been engaged in providing advisory services. Mr. Etter has overseen the growth of UMT from its inception in 1997 to over $150 million in capital. Since 1998, Mr. Etter has been a 50% owner of and has served as a director of Capital Reserve Corp. Since 2002, he has served as an owner and director of Ready America Funding Corp. Both Capital Reserve Corp. and Ready America Funding Corp. are Texas corporations that originate, sell and service mortgage loans for the purchase, renovation and construction of single-family homes. In 1992, Mr. Etter formed, and since that date has served as President of, South Central Mortgage, Inc. ("SCMI"), a Dallas, Texas-based mortgage banking firm. In July 2003, Mr. Etter consolidated his business interests in Capital Reserve Corp., Ready America Funding Corp. and SCMI into UMT Holdings. From 1980 through 1987, Mr. Etter served as a Principal of South Central Securities, an NASD member firm. In 1985, he formed South Central Financial Group, Inc., a Dallas, Texas-based investment banking firm, and he continues to serve as its President; however, since 1992, South Central Financial Group, Inc. has not actively engaged in investment banking activities. From 1974 through 1981, he was Vice President of Crawford, Etter and Associates, a residential development, marketing, finance and construction company. Mr. Etter serves as a member of the Advisory Board of Community Trust Bank, Plano, Texas. Mr. Etter received a Bachelor of Arts degree from Michigan State University in 1972.

Hollis M. Greenlaw. Mr. Greenlaw has served as Chief Executive Officer of our general partner since March 2003. Mr. Greenlaw previously served as President of our general partner from March 2003 until June 2011. He also has served as a partner, Vice-Chairman and Chief Executive Officer of UMT Holdings, and as President, Chief Executive Officer and a director of UMT Services since March 2003. Mr. Greenlaw also serves as Chief Executive Officer and Chairman of the Board of Trustees for UDF IV. From March 2003 through December 2009, Mr. Greenlaw directed the funding of over approximately $385 million in loans and land banking transactions and over $60 million of equity investments for UDF I, UDF II and UDF LOF. During that same period, UDF I, UDF II and UDF LOF received over approximately $253 million in loan repayments and over $22 million in equity investment distributions. Since May 1997, Mr. Greenlaw has been a partner of The Hartnett Group, Ltd., a closely-held private investment company managing over $40 million in assets. The Hartnett Group, Ltd. and its affiliated companies engage in securities and futures trading; acquire, develop, and sell real estate, including single-family housing developments, commercial office buildings, retail buildings and apartment homes; own several restaurant concepts throughout the United States; and make venture capital investments. From March 1997 until June 2003, Mr. Greenlaw served as Chairman, President and CEO of a multi-family real estate development and management company owned primarily by The Hartnett Group, Ltd. and developed seven multi-family communities in Arizona, Texas and Louisiana with a portfolio value exceeding $80 million. Prior to joining The Hartnett Group, Ltd., from 1992 until 1997, Mr. Greenlaw was an attorney with the Washington, D.C. law firm of Williams & Connolly, where he practiced business and tax law. Mr. Greenlaw received a Bachelor of Arts degree from Bowdoin College in 1986, where he was a James Bowdoin Scholar and elected to Phi Beta Kappa, and received a Juris Doctorate from the Columbia University School of Law in 1990. Mr. Greenlaw is a member of the Maine, District of Columbia and Texas bars.

Michael K. Wilson. Mr. Wilson has served as President of UMT Holdings since June 2009, as Executive Vice President and Director of UMT Services since August 2005 and has been a partner of UMT Holdings since January 2007. He previously served as President for UMTH Funding Services, L.P. ("UMTH Funding"). Mr. Wilson is currently responsible for Sales, Marketing and Investor Relations for UMT Holdings and from August 2005 through April 2009 directed the capital raise of approximately $330 million in securities through independent FINRA-member broker-dealers. From January 2004 through July 2005, Mr. Wilson served as Senior Vice President of Marketing for UMT Holdings. From January 2003 through January 2004, Mr. Wilson served as Senior Vice President of Operations of Interelate, Inc., a marketing services business process outsourcing firm. From September 2001 to December 2002, Mr. Wilson was the sole principal of Applied Focus, LLC, an independent management consulting company that provided management consulting services to executives of private technology companies. Mr. Wilson continues to serve as a consultant for Applied Focus, LLC. From April 1998 to September 2001, Mr. Wilson served as Senior Director and Vice President of Matchlogic, the online database marketing division of Excite@Home, where he directed outsourced ad management and database marketing services for Global 500 clients including General Motors and Procter & Gamble. From July 1985 to April 1998, Mr. Wilson was employed with Electronic Data Systems in Detroit, Michigan where he led several multi-million dollar IT services engagements in the automotive industry, including GM OnStar. Mr. Wilson graduated from Oakland University in 1985 with a Bachelor of Science degree in Management Information Systems and earned a Master of Business Administration degree from Wayne State University in 1992.

Ben L. Wissink. Mr. Wissink, a partner of UMT Holdings, has served as President of our general partner since June 2011 and previously served as Chief Operating Officer of our general partner from March 2007 until June 2011. Mr. Wissink originally joined our general partner as an Asset Manager in September 2005. Mr. Wissink is also the Chief Operating Officer of UMT Services. Mr. Wissink directs the management of over approximately $1.21 billion in loans and investments for UDF I, UDF II and UDF LOF. From June 2003 through August 2005, Mr. Wissink served as the Controller for the Dallas/Fort Worth land division for the national homebuilding company Lennar Corporation. During that time, Mr. Wissink also served as an analyst for the Texas region. While at Lennar, Mr. Wissink assisted in the underwriting, execution and management of off-balance sheet transactions, including two acquisition and development funds between Lennar Corporation and UDF I. Mr. Wissink graduated from the University of Iowa in 2003 with a Bachelor of Business Administration degree in Finance.

Cara D. Obert. Ms. Obert is a partner of UMT Holdings. Ms. Obert, a Certified Public Accountant, served as the Chief Financial Officer for UMT Holdings from March 2004 until August 2006 and served as Controller for UMT Holdings from October 2003 through March 2004. She has served as the Chief Financial Officer of our general partner since August 2006 and serves as Chief Financial Officer and Treasurer of UDF IV. From 1996 to 2003, she was a self-employed consultant, assisting clients, including Fortune 500 companies, in creating and maintaining financial accounting systems. She served as Controller for Value-Added Communications, Inc., a Nasdaq-listed telecommunications company that provided communications systems for the hotel and prison industries. From 1990 to 1993, she was employed with Arthur Andersen LLP, an international accounting and consulting firm. She graduated from Texas Tech University in 1990 with a Bachelor of Business Administration degree in accounting.

Melissa H. Youngblood. Mrs. Youngblood, a partner of UMT Holdings, joined our general partner as Chief Operating Officer in July 2011. Mrs. Youngblood has 18 years' experience as a practicing attorney. Prior to joining our general partner, Mrs. Youngblood was a partner at Hallett & Perrin, P.C. in the firm's corporate and securities section, with a concentration in real estate and lending transactions. Mrs. Youngblood has represented both publicly and privately owned business entities, including public and private finance, mergers and acquisitions, general contracting and commercial real estate transactions. Mrs. Youngblood's legal career has focused on representation of borrowers and lenders in private and commercial lending transactions, and real estate syndicators and financiers in connection with real estate-based lending, documentation of loans, and real estate financing. She has also represented businesses in various aspects of securities laws, with an emphasis on federal securities reporting and compliance. Her experience includes corporate reorganizations, mergers, asset acquisitions and sales, shareholder, partnership and joint venture agreements, sales of equity and debt interests, and representation of issuers in connection with private placements of equity and secondary public offerings of debt and equity. Mrs. Youngblood received her Juris Doctorate from the University of Texas at Austin law school in 1992, and became a member of the State Bar of Texas upon taking the bar exam in 1993. She graduated with honors from the University of Texas at Arlington in 1990 with a Bachelors of Business Administration degree.

No Audit Committee; No "Audit Committee Financial Expert"

We do not have a board of directors and, as such, have no board committees such as an audit committee. Because we do not have an audit committee, we do not have an "audit committee financial expert." Our general partner is responsible for managing the relationship with our Independent Registered Public Accounting Firm.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires each director, officer, and individual beneficially owning more than 10% of a registered security of the Partnership to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of limited partnership units of the Partnership. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. To the best of our knowledge, Mr. Etter did not timely file a Form 4 related to the purchase of limited partnership units during the year ended December 31, 2011. We are not aware of any other required Section 16(a) filings that were not timely and correctly made.

Code of Conduct

Land Development, our general partner, has adopted a Code of Business Conduct that is applicable to all of its officers, key personnel and employees. We have posted the text of our Code of Business Conduct on our website at http://www.udfonline.com. Investors may obtain a copy of this document, free of charge, by mailing a written request to: United Development Funding III, L.P., Investor Relations, 1301 Municipal Way, Suite 100, Grapevine, Texas 76051.

Item 11. Executive Compensation.

We operate under the direction of our general partner, which is responsible for the management and control of our affairs. The employees of General Services, an affiliated entity, assist our general partner. The employees of General Services do not devote all of their time to managing us, and they do not receive any direct compensation from us for their services. Accordingly, we do not have, and our general partner has not considered, a compensation policy or program for itself, its affiliates, any employees of our general partner or any employees of affiliates of our general partner, and we have not included a Compensation Discussion and Analysis in this Annual Report on Form 10-K. We pay fees to our general partner and its other affiliates. See "Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Use of Proceeds from Registered Securities" and "Item 13, Certain Relationships and Related Transactions, and Director Independence" for a description of the fees payable and expenses reimbursed to our affiliates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

There are no limited partners known by us who beneficially owned more than 5% of our limited partnership units as of March 6, 2012.

We do not have any officers or directors. Our general partner owns all of the general partnership interest in the Partnership. We do not maintain any equity compensation plans, and no arrangements exist that would, upon operation, result in a change in control for us.

The following table sets forth information as of December 31, 2011 regarding the beneficial ownership of our limited partnership interest and general partnership interest by each person known by us to own 5% or more of the outstanding class of partnership interest, each director of our general partner, each executive officer of our general partner, and the directors and executive officers of our general partner and our general partner, as a group. The percentage of beneficial ownership is calculated based on 18,326,511 limited partnership units and contributions from our general partner.

Title of Class	Beneficial Owner	Limited Partnership Units Beneficially Owned	Percent of Class
Limited partner interest	Todd F. Etter (1) (2) (4)	4,751.46	*
Limited partner interest	Hollis M. Greenlaw (1) (2) (5)	6,722.08	*
Limited partner interest	Michael K. Wilson (1) (3)	1,815.14	*
Limited partner interest	Ben L. Wissink (1) (2) (3)	-	*
Limited partner interest	Cara D. Obert (1) (2)	-	*
General partner interest	UMTH Land Development, L.P. (6)	-	100%
All directors, executive officers and the general partner as a group (6 persons)		13,288.68	*

* Denotes less than 1%

(1) The address of Messrs. Etter, Greenlaw, Wilson and Wissink and Ms. Obert is 1301 Municipal Way, Suite 100, Grapevine, Texas 76051.

(2) Executive officers of UMTH Land Development, L.P., our general partner.

(3) Executive officers and/or directors of UMT Services, Inc., general partner of UMTH Land Development, L.P.

(4) Includes 307.527 units held by KLA, Ltd. and 1171.878 units held by Etter Amalgamated, Inc. Mr. Etter shares voting and investment power over the units held by KLA, Ltd. and has sole voting and investment power over the units held by Etter Amalgamated, Inc. The address for KLA, Ltd. and Etter Amalgamated Inc. is 5740 Prospect Ave, Suite 2000, Dallas, Texas 75206.

(5) Includes 2,779.96 units held by Mojo Investments, L.P. Mr. Greenlaw has sole voting and investment power over the units held by Mojo Investments, L.P. The address for Mojo Investments, L.P. is 204 Glade Rd., Colleyville, TX 76034.

(6) The address of UMTH Land Development, L.P. is 1301 Municipal Way, Suite 100, Grapevine, Texas 76051. UMTH Land Development, L.P. had an initial $100 capital contribution, but has not purchased limited partnership units.

None of the above units has been pledged as security.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

As of December 31, 2011, we have approximately $52.0 million of mortgage notes receivables – related party, consisting of 7 related party loans and one participation interest – related party totaling approximately $66.2 million. Mortgage notes receivables – related party and participation interest – related party represent approximately 33% of our total assets. As of December 31, 2011, we have approximately $2.8 million of accrued interest receivable – related party, and we have paid our general partner approximately $10.0 million for acquisition and origination fee expenses associated with the mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. For the year ended December 31, 2011, we recognized approximately $15.2 million and $1.0 million for interest income – related party and mortgage and transaction service revenues – related party, respectively. We also recognized approximately $2.7 million of general and administrative expenses – related party for the year ended December 31, 2011. As of December 31, 2011, we had nine outstanding limited repayment guarantees benefitting related parties with total credit risk to us of approximately $52.7 million, of which approximately $37.1 million has been borrowed against by the debtor.

As of December 31, 2010, we have approximately $54.6 million of mortgage notes receivables – related party, consisting of 9 related party loans, and one participation interest – related party totaling approximately $57.9 million. Mortgage notes receivables – related party and participation interest – related party represent approximately 33% of our total assets. As of December 31, 2010, we have approximately $2.3 million of accrued interest receivable – related party, and we have paid our general partner approximately $9.6 million for acquisition and origination fee expenses associated with the mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. For the year ended December 31, 2010, we recognized approximately $14.7 million and $829,000 for interest income – related party and mortgage and transaction service revenues – related party, respectively. We also recognized approximately $2.8 million of general and administrative expenses – related party for the year ended December 31, 2010. As of December 31, 2010, we had six outstanding limited repayment guarantees benefitting related parties with total credit risk to us of approximately $40.6 million, of which approximately $30.3 million has been borrowed against by the debtor.

Our general partner and certain of its affiliates are paid compensation and fees for services relating to the Offering and the investment and management of our assets.

In connection with the Offering, our general partner was entitled to receive 1.5% of the gross offering proceeds (excluding proceeds from our DRIP and Secondary DRIP) for reimbursement of organization and offering expenses. The Primary Offering was terminated on April 23, 2009. As such, we paid no reimbursements to our general partner for organization and offering expenses for the years ended December 31, 2011 and 2010.

In addition, in connection with the Offering, our general partner was entitled to a reimbursement of up to 0.5% of the gross offering proceeds for bona fide due diligence expenses incurred by unaffiliated selling group members and paid by us through our general partner (except that no such due diligence expenses were to be paid with respect to sales under our DRIP and Secondary DRIP). Our general partner or its affiliates determine the amount of expenses owed for organization and offering expenses and bona fide due diligence expenses. Since the Primary Offering was terminated on April 23, 2009, we paid no reimbursements to our general partner for bona fide due diligence expenses for the years ended December 31, 2011 and 2010.

In connection with the Offering, we paid wholesaling fees of up to 1.2% of our gross offering proceeds (excluding proceeds from sales under our DRIP and Secondary DRIP) to IMS Securities, Inc., an unaffiliated third party. From such amount, IMS Securities, Inc. re-allowed up to 1% of our gross offering proceeds to wholesalers that were employed by an affiliate of our general partner. We reimbursed our general partner for such wholesaling fees paid by our general partner on our behalf. Since the Primary Offering was terminated on April 23, 2009, we paid no reimbursements to our general partner for wholesaling fees for the years ended December 31, 2011 and 2010.

In connection with the Offering, UMTH Funding was entitled to receive 0.8% of the gross offering proceeds (excluding proceeds from sales under our DRIP and Secondary DRIP) as a marketing support fee for marketing and promotional services provided to selling group members. UMTH Funding and our general partner are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both UMTH Funding and our general partner. Since the Primary Offering was terminated on April 23, 2009, we paid no reimbursements to our general partner for marketing support fees for the years ended December 31, 2011 and 2010.

During 2009, UMTH Funding was reimbursed for operating expenses incurred in assisting Land Development in our management. Effective January 1, 2010, we began reimbursing General Services, instead of UMTH Funding, for operating expenses incurred by General Services in assisting Land Development in our management. General Services and our general partner are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both General Services and our general partner. For the years ended December 31, 2011 and 2010, General Services was reimbursed approximately $115,000 and $408,000, respectively, for such expenses.

Our general partner also is paid 3% of the net amount available for investment in mortgages for fees and expenses associated with the selection and origination of mortgages, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, and title insurance funded by us. For the years ended December 31, 2011 and 2010, Land Development was paid approximately $472,000 and $131,000, respectively, for acquisition and origination expenses.

Our general partner currently receives a promotional interest equal to 10% of cash available for distribution prior to the return to the limited partners of all of their capital contributions plus an 8% annual cumulative (non-compounded) return on their net capital contributions. For the years ended December 31, 2011 and 2010, our general partner was paid approximately $5.1 million and $1.0 million, respectively, for its unsubordinated promotional interest. After the limited partners receive a return of their net capital contributions and an 8% annual cumulative (non-compounded) return on their net capital contributions, the general partner will receive a subordinated promotional interest of 15% of remaining cash available for distribution (including net proceeds from a capital transaction or pro rata portion thereof).

Our general partner receives a carried interest, which is an equity interest in us to participate in all distributions, other than distributions attributable to our general partner's promotional interest of cash available for distribution and net proceeds from a capital transaction. If our general partner enters into commitments to investments in mortgages in excess of 82% of the gross offering proceeds, our general partner will be entitled to a carried interest equal to (a) 1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross offering proceeds (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1% for the next 2% of additional commitments to investments in mortgages above 84.5% of the gross offering proceeds (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1% for each additional 1% of additional commitments to investments in mortgages above 86.5% of the gross offering proceeds (or a fractional percentage equal to the fractional amount of any 1% of additional commitments to investments in mortgages). For the years ended December 31, 2011 and 2010, our general partner was paid approximately $755,000 and $143,000, respectively, for its carried interest.

For services rendered in connection with the servicing of our loans, we pay a monthly mortgage servicing fee to our general partner equal to one-twelfth of 0.25% of our aggregate outstanding development mortgage notes receivable balance as of the last day of the month. For the years ended December 31, 2011 and 2010, Land Development recognized approximately $892,000 and $816,000, respectively, in mortgage servicing fees, which is included in general and administrative – related party expense.

We are dependent on our general partner and certain of its affiliates for certain services that are essential to us, including identifying prospective loans, evaluating, underwriting and negotiating the acquisition and disposal of loans and overseeing the performance of our loans. In the event that these companies were unable to provide the respective services to us, we would be required to obtain such services from other sources.

On September 21, 2009, the Partnership entered into the $15 million Brockhoeft Credit Facility. In conjunction with the Brockhoeft Credit Facility, the Partnership paid UMTH Funding a debt placement fee equal to 1% ($150,000) of the Brockhoeft Credit Facility, which is being amortized over the term of the Brockhoeft Credit Facility. The unamortized portion of this debt placement fee was approximately $11,000 and $33,000 as of December 31, 2011 and 2010, respectively.

An affiliate of Land Development serves as the advisor to UMT and UDF IV. Land Development serves as the asset manager of UDF I and UDF IV.

Mortgage Notes Receivable – Related Party

In September 2007, we originated a secured promissory note to UDF PM, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6.4 million, and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. Such secured promissory note, which bears an interest rate of 15% per annum, is initially collateralized by a second lien deed of trust on approximately 335 finished lots and 15 acres of land located in Texas and, pursuant to the First Amendment to Secured Promissory Note entered into on September 4, 2010, matures on September 4, 2012. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. In connection with this note, UDF PM agreed to pay us commitment fees equal to 3% of each advance on the note, or $187,500. For the year ended December 31, 2010 approximately $44,000 in commitment fee income is included in mortgage and transaction service revenues – related party. For the year ended December 31, 2011, we did not recognize any commitment fee income on this note. For the years ended December 31, 2011 and 2010, we recognized approximately $1.0 million and $1.2 million, respectively, of interest income – related party related to this note, of which approximately $17,000 and $186,000 is included in accrued interest receivable – related party as of December 31, 2011 and 2010, respectively. Approximately $4.2 million and $8.7 million is included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively.

In November 2007, we originated a secured promissory note to UDF X, a Delaware limited partnership and wholly-owned subsidiary of our general partner, in the principal amount of approximately $70 million, and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager of UDF I. In August 2008, we amended this secured promissory note to reduce the commitment amount to $25 million. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a pledge of 100% of the ownership interests in UDF X and is payable on November 11, 2012. In connection with this note, UDF X agreed to pay us commitment fees equal to 3% of each advance on the note, or approximately $751,000. For each of the years ended December 31, 2011 and 2010, approximately $165,000 in commitment fee income is included in mortgage and transaction service revenues – related party. For the years ended December 31, 2011 and 2010, we recognized approximately $3.2 million and $3.5 million, respectively, of interest income – related party related to this note, of which approximately $288,000 and $9,000, respectively, is included in accrued interest receivable – related party as of December 31, 2011 and 2010. Approximately $22.7 million and $21.2 million is included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively.

In December 2007, we originated a secured promissory note to UDF Northpointe, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6 million (the "UDF NP Loan"), and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. In December 2008, UDF Northpointe, LLC was purchased by an unrelated third party, who assumed the UDF NP Loan. In May 2009, UDF Northpointe, LLC assigned its obligations associated with the UDF NP Loan and its interests in the collateral by special warranty deed to UDF Northpointe II, LP ("Northpointe II"), a subsidiary of UDF I. Concurrent with this assignment, UDF Northpointe, LLC entered into a contract for deed with Northpointe II whereby UDF Northpointe, LLC agreed to make payments to Northpointe II for all debt service payments in consideration for Northpointe II transferring ownership and possession of the collateral back to UDF Northpointe, LLC. The secured promissory note, which bears an interest rate of 12% per annum, is initially collateralized by a second lien deed of trust on 251 finished lots and 110 acres of land in Texas and was payable on December 28, 2010, but the maturity date was extended to December 28, 2013 pursuant to a modification agreement effective as of June 30, 2011, which also increased the UDF NP Loan to a maximum of $15 million, pursuant to a second secured promissory note in the principal amount of $9 million. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The second secured promissory note bears the same interest rate and is secured by the same collateral as the original promissory note. For the years ended December 31, 2011 and 2010, we recognized approximately $1.3 million and $1.1 million, respectively of interest income – related party related to the UDF NP Loan. There was no balance in accrued interest receivable – related party associated with the UDF NP Loan as of December 31, 2011 or 2010. Approximately $11.6 million and $10.1 million is included in mortgage notes receivable – related party associated with the UDF NP Loan as of December 31, 2011 and 2010, respectively.

In August 2008, we originated a secured revolving line of credit to UDF LOF in the principal amount of up to $25 million, pursuant to a Secured Line of Credit Promissory Note (the "UDF LOF Note"). The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF. The UDF LOF Note, which bears interest at a base rate equal to 15% per annum, is secured by a lien on all of UDF LOF's existing and future acquired assets. In connection with the UDF LOF Note, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the UDF LOF Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. In August 2011, we amended the UDF LOF Note to reduce the commitment amount to $10 million and extend the maturity date from August 20, 2011 to August 20, 2013. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. In January 2010, the balance of the UDF LOF Note was paid in full, although UDF LOF still has the ability to draw on the UDF LOF Note until it matures. In connection with this note, UDF LOF agreed to pay us commitment fees equal to 3% of each advance on the note, or approximately $587,000. For the years ended December 31, 2011 and 2010, approximately $138,000 and $216,000, respectively, in commitment fee income is included in mortgage and transaction service revenues – related party. We did not recognize any interest income – related party related to the UDF LOF Note for the years ended December 31, 2011 and 2010. There was no balance in accrued interest receivable – related party associated with the UDF LOF Note as of December 31, 2011 or 2010.

In August 2008, we originated a secured promissory note with Buffington Capital Homes, Ltd., a Texas limited partnership ("Buffington Capital"), in the principal amount of $2.5 million (the "BCH Note"). Our general partner has a minority partner interest in Buffington Capital. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BCH Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Capital. Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Signature Homes, LLC ("Buffington Signature"), which is ultimately owned and controlled by Buffington Homebuilding Group, LTD ("BHG"), a Texas limited partnership. Land Development owns a minority limited partnership interest in BHG. As a result of the merger, and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, Buffington Signature possesses and succeeded to all the rights, responsibilities and obligations of Buffington Capital under the BCH Note. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. Buffington Signature's payment and performance of the BCH Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Second Amendment to Loan Agreement dated August 12, 2010, matured on August 12, 2011 with no balance outstanding on the note. We did not recognize any interest income – related party related to the BCH Note for the year ended December 31, 2011. For the year ended December 31, 2010 we recognized approximately $16,000 of interest income – related party related to the BCH Note. There was no balance in mortgage notes receivable – related party or accrued interest receivable – related party associated with the BCH Note as of December 31, 2011 or 2010.

In August 2008, we originated a secured promissory note with Buffington Texas Classic Homes, Ltd., a Texas limited partnership ("Buffington Classic"), in the principal amount of $2 million (the "BTC Note"). Our general partner has a minority partner interest in Buffington Classic. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BTC Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Classic. Pursuant to an Agreement and Plan of Merger dated

November 30, 2009, Buffington Capital merged into Buffington Texas Classic Homes, LLC ("BTC LLC"), which is ultimately owned and controlled by BHG. Land Development owns a minority limited partnership interest in BHG. As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, BTC LLC possesses and succeeded to all the rights, responsibilities and obligations of Buffington Classic under the BTC Note. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. BTC LLC's payment and performance of the BTC Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Third Amendment to Loan Agreement dated August 21, 2011, is payable on August 21, 2012. We did not recognize any interest income – related party related to the BTC Note for year ended December 31, 2011. For the year ended December 31, 2010 we recognized approximately $10,000 of interest income – related party related to the BTC Note. There was no balance in mortgage notes receivable – related party or accrued interest receivable – related party associated with the BTC Note as of December 31, 2011 or 2010.

Effective December 2008, the Partnership modified a secured promissory note evidencing a loan (the "HTC Loan") in the principal amount of approximately $8.1 million that it had originated to UDF I in December 2006 in the principal amount of approximately $6.9 million. Our general partner serves as the asset manager for UDF I. In connection with the origination of such promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that such loan is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. UDF I's obligations under the HTC Loan are initially secured by a first lien deed of trust filed on 190 undeveloped, entitled single-family home lots located in Thornton, Colorado. The note bears interest at a base rate equal to 12% per annum and interest payments are due monthly. Effective June 30, 2011, the HTC Loan was increased to a maximum of $12.8 million, pursuant to a second secured promissory note in the principal amount of $4.7 million. The second secured promissory note bears the same interest rate and is secured by the same collateral as the original promissory note. The second secured promissory note had an initial maturity date of December 31, 2011, which was extended to June 30, 2012 pursuant to a fourth amendment to secured promissory note effective as of June 30, 2011. For the years ended December 31, 2011 and 2010, we recognized $1.4 million and $1.2 million, respectively, of interest income – related party related to the HTC Loan. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2011 or 2010. Approximately $12.6 million and $11.1 million is included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively, related to the HTC Loan.

In July 2009, we originated a secured promissory note to OU Land, a Texas limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of approximately $2.0 million, and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. The secured promissory note, which bore an interest rate of 15% per annum, was collateralized by a first lien on 56 acres of land located in Houston, Texas and was payable on June 14, 2010, but remained outstanding as of December 31, 2010. In January 2011, this note was paid off upon a sale of the underlying collateral. Approximately $2.8 million is included in mortgage notes receivable – related party as of December 31, 2010. For the years ended December 31, 2011 and 2010, we recognized approximately $22,000 and $375,000, respectively, of interest income – related party related to this note. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2011 or 2010.

In November 2010, we assumed a secured promissory note to UDF TX One, LP ("UDF TX One"), a Texas limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of $8.0 million. Our general partner serves as the asset manager for UDF I. In connection with the origination of the promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. The secured promissory note, which bore an interest rate of 9.55% per annum, was collateralized by finished lots in Douglas County, Colorado and was payable on January 31, 2011. This note was paid in full in January 2011. Approximately $125,000 is included in mortgage notes receivable – related party as of December 31, 2010. For the years ended December 31, 2011 and 2010, we recognized approximately $200 and $3,000, respectively, of interest income – related party related to this note. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2011. Approximately $1,000 was included in accrued interest receivable – related party associated with this note as of December 31, 2010.

In April 2011, we originated a promissory note to UDF Ash Creek, LP (the "Ash Creek Note"), a Delaware limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of $50,000, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the Ash Creek Note is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. The Ash Creek Note, which bears interest at a base rate equal to 15% per annum, was originally payable on December 5, 2011. Effective December 5, 2011, we entered into an extension agreement with the borrower pursuant to which the maturity date of the Ash Creek Note was extended to December 21, 2012. The Ash Creek Note is secured by a second lien deed of trust. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. For the year ended December 31, 2011, we recognized approximately $5,600 of interest income – related party related to the Ash Creek Note, all of which was included in accrued interest receivable – related party as of December 31, 2011. Approximately $50,000 is included in mortgage notes receivable – related party associated with the Ash Creek Note as of December 31, 2011.

Participation Interest – Related Party

In September 2008, we entered into an Economic Interest Participation Agreement with UMT, pursuant to which we purchased (i) an economic interest in a $45 million revolving credit facility (the "UMT Loan") from UMT to UDF I and (ii) a purchase option to acquire a full ownership participation interest in the UMT Loan (the "Option"). Our general partner serves as the asset manager for UMT and UDF I. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the Economic Interest Participation Agreement is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. As of December 31, 2010, the UMT Loan was a $60 million revolving line of credit facility evidenced by a Third Amended and Restated Secured Line of Credit Promissory Note dated as of August 17, 2009, as extended to December 31, 2010 by an amendment effective December 31, 2009. Effective December 31, 2010, the UMT Loan was subsequently increased to $75 million and the maturity date was extended to December 31, 2011 as evidenced by a Second Amendment to Third Amended and Restated Secured Line of Credit Promissory Note dated as of December 31, 2010. Effective December 31, 2011, the UMT Loan was amended and the maturity date was extended to December 31, 2012 as evidenced by a Third Amendment to Third Amended and Restated Secured Line of Credit Promissory Note dated as of December 31, 2011 (as amended, the "UMT Note"). In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The UMT Loan is secured by a security interest in the assets of UDF I including UDF I's land development loans and equity investments pursuant to the First Amended and Restated Security Agreement dated as of September 30, 2004, executed by UDF I in favor of UMT (the "Security Agreement").

Pursuant to the Economic Interest Participation Agreement, each time UDF I requests an advance of principal under the UMT Note, we will fund the required amount to UMT for application to its funding obligation to UDF I under the UMT Loan, and our economic interest in the UMT Loan will increase proportionately. Our economic interest in the UMT Loan gives us the right to receive payment from UMT of principal and accrued interest relating to amounts funded by us to UMT which are applied towards UMT's funding obligations to UDF I under the UMT Loan. We may abate our funding obligations under the Economic Interest Participation Agreement at any time for a period of up to twelve months by giving UMT notice of the abatement.

The Option gives us the right to convert our economic interest into a full ownership participation interest in the UMT Loan at any time by giving written notice to UMT and paying an exercise price of $100. The participation interest includes all rights incidental to ownership of the UMT Note and the Security Agreement, including participation in the management and control of the UMT Loan. UMT will continue to manage and control the UMT Loan while we own an economic interest in the UMT Loan. If we exercise our Option and acquire a participation interest in the UMT Loan, UMT will serve as the loan administrator but both UMT and we will participate in the control and management of the UMT Loan. The purpose of the UMT Loan is to finance UDF I's investments in real estate development projects. The UMT Loan interest rate is the lower of 14% per annum or the highest rate allowed by law. UDF I may use the UMT Loan proceeds to finance indebtedness associated with the acquisition of any assets and to seek income that qualifies under the Real Estate Investment Trust provisions of the Internal Revenue Code to the extent such indebtedness, including indebtedness financed by funds advanced under the UMT Loan and indebtedness financed by funds advanced from any other source, including senior debt, is no less than 68% of the appraised value of all subordinate loans and equity interests for land development and/or land acquisition owned by UDF I and 75% for first lien secured loans for land development and/or acquisitions owned by UDF I. For the years ended December 31, 2011 and 2010, we recognized approximately $8.3 million and $7.3 million, respectively, of interest income – related party related to this Economic Interest Participation Agreement, of which approximately $2.3 million and $2.0 million is included in accrued interest receivable – related party for the years ended December 31, 2011 and 2010, respectively.

The UMT Loan is subordinate to the UDF I – Brockhoeft loan. As of December 31, 2011 and 2010, approximately $65.5 million and $57.1 million, respectively, in assets related to the Economic Interest Participation Agreement is included in participation interest – related party.

Loan Participations Sold to Related Parties

From inception through December 31, 2011, we have entered into 8 loan participation agreements with related parties whereby a related party has purchased a participation interest in a mortgage investment that we have originated. As of December 31, 2011, 6 of these agreements remain outstanding.

Our related parties participate in these mortgage investments by funding our lending obligations up to a maximum amount for each participation. Such participations entitle our related parties to receive payments of principal up to the amounts they have funded and interest from our borrower on the amounts they have funded, and to share in the proceeds of the collateral for the loan, including the land and related improvements to residential property owned by the borrowers and/or the ownership interests of the borrower that secure the original mortgage investment. The income earned by our related parties and the amounts our borrowers owe to our related parties for principal and interest earned with respect to these participation agreements are not reflected in our financial statements.

Buffington Bear Creek Note

In September 2008, we originated an $8.8 million secured promissory note (the "Buffington Bear Creek Note") with Buffington Land, Ltd., an unaffiliated Texas limited partnership, and Len-Buf Land Acquisitions of Texas, L.P., an unaffiliated Texas limited partnership, as co-borrowers (collectively, "Buffington"). The Buffington Bear Creek Note was initially evidenced and secured by a first lien deed of trust recorded against approximately 67 finished residential lots in the Bridges at Bear Creek residential subdivision in Austin, Texas. The interest rate under the Buffington Bear Creek Note was the lower of 14% or the highest rate allowed by law. Buffington was required to pay interest monthly and to repay a portion of principal upon the sale of residential lots covered by the deed of trust. Pursuant to the Third Note and Loan Modification Agreement, the Buffington Bear Creek Note was scheduled to mature on June 30, 2011, although it was fully repaid in October 2010.

Effective December 2008, we entered into a loan participation agreement with UMT pursuant to which UMT purchased a participation in the Buffington Bear Creek Note (the "UMT Bear Creek Participation"). An affiliate of our general partner serves as the advisor to UMT. Effective January 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV also purchased a participation interest in the Buffington Bear Creek Note (the "UDF IV Bear Creek Participation"). Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. The UMT Bear Creek Participation and the UDF IV Bear Creek Participation gave UMT and UDF IV the right to receive payment from us of principal and accrued interest relating to amounts they funded under their participation agreements.

On April 9, 2010, we entered into an Agent – Participant Agreement with UDF IV (the "Agent Agreement"). In accordance with the Agent Agreement, we continued to manage and control the Buffington Bear Creek Note and UDF IV has appointed us as its agent to act on its behalf with respect to all aspects of the Buffington Bear Creek Note, provided that, pursuant to the Agent Agreement, UDF IV retained approval rights in connection with any material decisions pertaining to the administration and services of the loan and, with respect to any material modification to the loan and in the event that the loan became non-performing, UDF IV had effective control over the remedies relating to the enforcement of the loan, including ultimate control of the foreclosure process.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the Buffington Bear Creek Note. As the Buffington Bear Creek Note was fully repaid in October 2010, neither UMT nor UDF IV had any outstanding participation interest as of December 31, 2011 or 2010. For the year ended December 31, 2010, we recognized approximately $15,000 of interest income on the Buffington Bear Creek Note.

BCH Note and BTC Note

In August 2008, we originated the $2.5 million BCH Note and the $2.0 million BTC Note with Buffington Capital and Buffington Classic, respectively (collectively, "Buff Homes").

Effective March 2010, we entered into two Participation Agreements (collectively, the "BCH and BTC Participation Agreements") with UDF IV, pursuant to which UDF IV purchased a participation interest in the BCH Note and the BTC Note (collectively, the "Lot Inventory Loans"). Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the BCH and BTC Participation Agreements, UDF IV will participate in the Lot Inventory Loans by funding our lending obligations under the Lot Inventory Loans. The BCH and BTC Participation Agreements give UDF IV the right to receive repayment of all principal and accrued interest relating to amounts funded by them under the BCH and BTC Participation Agreements. UDF IV's participation interest is repaid as Buff Homes repays the Lot Inventory Loans. For each loan originated, Buff Homes is required to pay interest monthly and to repay the principal advanced no later than 12 months following the origination of the loan. The BCH Note matured in August 2011, was paid in full and was not renewed, and the BTC Note matures in August 2012, as amended. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors.

We are required to purchase back from UDF IV the participation interest in the Lot Inventory Loans (i) upon a foreclosure of our assets by our lenders, (ii) upon the maturity of the Lot Inventory Loans, or (iii) at any time upon 30 days prior written notice from UDF IV. In such event, the purchase price paid to UDF IV will be equal to the outstanding principal amount of the Lot Inventory Loans on the date of termination, together with all accrued interest due thereon, plus any other amounts due to UDF IV under the BCH and BTC Participation Agreements.

On April 9, 2010, we entered into the Agent Agreement with UDF IV. In accordance with the Agent Agreement, we will continue to manage and control the Lot Inventory Loans and UDF IV has appointed us as its agent to act on its behalf with respect to all aspects of the Lot Inventory Loans, provided that, pursuant to the Agent Agreement, UDF IV retains approval rights in connection with any material decisions pertaining to the administration and services of the Lot Inventory Loans and, with respect to any material modification to such loans and in the event that such loans become non-performing, UDF IV shall have effective control over the remedies relating to their enforcement, including ultimate control of the foreclosure process.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable – related party or accrued interest receivable – related party associated with the BCH Note or the BTC Note. As of December 31, 2011 and 2010, UDF IV had a participation interest associated with the BCH and BTC Participation Agreements of approximately $246,000 and $216,000, respectively. The UDF IV participation interest is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $26,000 of interest income associated with the BCH and BTC Note.

TR II Finished Lot Note

In August 2009, we originated a $3.4 million secured promissory note (the "TR II Finished Lot Note") with CTMGT Travis Ranch II, LLC, an unaffiliated Texas limited liability company. The TR II Finished Lot Note is secured by a subordinate, second lien deed of trust recorded against finished residential lots in the Travis Ranch residential subdivision located in Kaufman County, Texas. The TR II Finished Lot Note is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower. The interest rate under the TR II Finished Lot Note is 15%. The borrower has obtained a senior loan secured by a first lien deed of trust on the finished lots. For so long as the senior loan is outstanding, proceeds from the sale of the residential lots securing the TR II Finished Lot Note will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan. After the senior lien is paid in full, the proceeds from the sale of the residential lots securing the TR II Finished Lot Note are required to be used to repay the TR II Finished Lot Note. The TR II Finished Lot Note is due and payable in full on August 28, 2012.

Effective June 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV purchased a participation interest (the "TR II Finished Lot Participation") in the TR II Finished Lot Note. Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the TR II Finished Lot Participation, UDF IV is entitled to receive repayment of its participation in the outstanding principal amount of the TR II Finished Lot Note, plus accrued interest thereon, over time as the borrower repays the loan.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the TR II Finished Lot Note. As of December 31, 2011 and 2010, UDF IV had a participation interest associated with the TR II Finished Lot Participation of approximately $2.7 million and $2.0 million, respectively. The UDF IV participation interest is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $140,000 of interest income associated with the TR II Finished Lot Note.

TR Paper Lot Note

In September 2009, we originated an $8.1 million secured promissory note (the "TR Paper Lot Note") with CTMGT Travis Ranch, LLC, an unaffiliated Texas limited liability company. A "paper" lot is a residential lot shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development. The borrower owns paper lots in the Travis Ranch residential subdivision of Kaufman County, Texas. The TR Paper Lot Note was initially secured by a pledge of the equity interests in the borrower instead of a real property lien, effectively subordinating the TR Paper Lot Note to all real property liens. The TR Paper Lot Note is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower. The interest rate under the TR Paper Lot Note is 15%. The borrower has obtained a senior loan secured by a first lien deed of trust on the paper lots. For so long as the senior loan is outstanding, proceeds from the sale of the paper lots will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan. After the senior lien is paid in full, the proceeds from the sale of the paper lots are required to be used to repay the TR Paper Lot Note. The TR Paper Lot Note is due and payable in full on September 24, 2012.

Effective June 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV purchased a participation interest (the "TR Paper Lot Participation") in the TR Paper Lot Note. Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the TR Paper Lot Participation, UDF IV is entitled to receive repayment of its participation in the outstanding principal amount of the TR Paper Lot Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the TR Paper Lot Note.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the TR Paper Lot Note. As of December 31, 2011 and 2010, UDF IV had a participation interest associated with the TR Paper Lot Participation of approximately $9.2 million and $2.1 million, respectively. The UDF IV participation interest is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $240,000 of interest income associated with the TR Paper Lot Note.

Luckey Ranch Note

In November 2008, we purchased a $1.7 million secured promissory note (the "Luckey Ranch Note") from San Antonio Holding Company, Ltd., an unaffiliated Texas limited partnership ("SAHC"). SAHC originated the loan in October 2006 with Luckey Ranch Global Associates, an unaffiliated Texas general partnership ("Luckey Ranch"). The Luckey Ranch Note was initially secured by a second lien on approximately 610 acres of land located in Bexar County, Texas. The interest rate on the Luckey Ranch Note is 12% and the Luckey Ranch Note matures on September 30, 2012, in accordance with the Tenth Modification Agreement entered into in September 2011.

Effective May 2011, we entered into a loan participation agreement with UDF LOF pursuant to which UDF LOF purchased a participation interest (the "Luckey Ranch Participation") in the Luckey

Ranch Note. The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the Luckey Ranch Participation, UDF LOF is entitled to receive repayment of its participation in the outstanding principal amount of the Luckey Ranch Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the Luckey Ranch Note.

As of December 31, 2011, we had an outstanding balance in mortgage notes receivable and accrued interest receivable of approximately $99,000 and $13,000, respectively, associated with the Luckey Ranch Note. As of December 31, 2011, UDF LOF had a participation interest associated with the Luckey Ranch Participation of approximately $824,000. The UDF LOF participation interest is not included on our balance sheet. For the year ended December 31, 2011, we recognized approximately $108,000 of interest income associated with the Luckey Ranch Note.

Buffington Brushy Creek Note

In May 2008, we originated a $4.7 million secured promissory note (the "Buffington Brushy Creek Note") with Buffington Brushy Creek, Ltd., an unaffiliated Texas limited liability company, and Buff Star Ventures, Ltd., an unaffiliated Texas limited liability company, as co-borrowers (collectively, "Buff Star"). The Buffington Brushy Creek Note is secured by a pledge of ownership interests in Buff Star. Buff Star owns partnership interests in a limited partnership that owns finished lots and entitled land in a residential subdivision in Travis County, Texas. The interest rate under the Buffington Brushy Creek Note is 16%. Pursuant to the Second Amendment to Secured Promissory Note entered into in May 2011, the Buffington Brushy Creek Note matures on May 19, 2013. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors.

Effective May 2011, we entered into a loan participation agreement with UDF LOF pursuant to which UDF LOF purchased a participation interest (the "Brushy Creek Participation") in the Buffington Brushy Creek Note. The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the Brushy Creek Participation, UDF LOF is entitled to receive repayment of its participation in the outstanding principal amount of the Buffington Brushy Creek Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the note.

As of December 31, 2011, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the Buffington Brushy Creek Note. As of December 31, 2011, UDF LOF had a participation interest associated with the Brushy Creek Participation of approximately $619,000. The UDF LOF participation interest is not included on our balance sheet. For the year ended December 31, 2011, we recognized approximately $167,000 of interest income associated with the Buffington Brushy Creek Note.

CTMGT Note

In December 2007, we originated a $25 million secured promissory note (the "CTMGT Note") with CTMGT, LLC, an unaffiliated Texas limited liability company and its subsidiaries, who are co-borrowers of the CTMGT Note. The CTMGT Note was subsequently increased to $50 million pursuant to an amendment entered into in July 2008, and thereafter to $64.5 million pursuant to an amendment entered into in November 2011. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The CTMGT Note is a co-investment loan secured by multiple investments. These investments are cross-collateralized and are secured by collateral-sharing arrangements in second liens covering finished lots and entitled land, pledges of the ownership interests in the borrowing entities, and guarantees. The collateral-sharing arrangements with our affiliates and our borrowers allocate the proceeds of the co-investment collateral between us and our affiliates. Under these collateral-sharing arrangements for the CTMGT Note, we are entitled to receive 75% of collateral proceeds. In the event of a borrower's bankruptcy, we are entitled to receive 100% of the collateral proceeds after payment of the senior lenders, ahead of payment to our affiliates. The CTMGT collateral is located in multiple counties in the greater Dallas-Fort Worth area and surrounding counties. The interest rate on the CTMGT Note is 16.25%. Pursuant to the amendment entered into in November 2011, the CTMGT Note matures on July 1, 2012.

Effective July 2011, we entered into a loan participation agreement with UDF LOF pursuant to which UDF LOF purchased a participation interest (the "CTMGT Participation") in the CTMGT Note. The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the CTMGT Participation, UDF LOF is entitled to receive repayment of its participation in the outstanding principal amount of the CTMGT Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the note.

As of December 31, 2011, we had an outstanding balance in mortgage notes receivable of approximately $40.7 million associated with the CTMGT Note. As of December 31, 2011, we did not have an outstanding balance in accrued interest receivable associated with the CTMGT Note. As of December 31, 2011, UDF LOF had a participation interest associated with the CTMGT Participation of approximately $16.6 million. The UDF LOF participation interest is not included on our balance sheet. For the year ended December 31, 2011, we recognized approximately $7.6 million of interest income associated with the CTMGT Note.

Credit Enhancement Fees – Related Party

In February 2009, we deposited $1.5 million into an account with LegacyTexas (the "Deposit Account") for the purpose of providing collateral to LegacyTexas for the benefit of UMTH Lending, a Delaware limited partnership. UMTH Lending and our general partner are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both UMTH Lending and our general partner. We provided LegacyTexas a security interest in the Deposit Account as further collateral for a loan obtained by UMTH Lending from LegacyTexas (the "UMTH Lending Loan"). In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In November 2010, UMTH Lending refinanced the UMTH Lending Loan with United Texas Bank ("UTB"). In conjunction with this refinance, we deposited $1.5 million into an account with UTB (the "UTB Deposit Account") for the purpose of providing collateral to UTB for the benefit of UMTH Lending. The UTB Deposit Account replaced the Deposit Account previously established with LegacyTexas. We provided the UTB Deposit Account as further collateral for a loan obtained by UMTH Lending from UTB (the "UTB-UMTH Lending Loan"). In consideration for providing the Deposit Account and the UTB Deposit Account (collectively, the "UMTH Lending Deposit Accounts") as collateral for the UMTH Lending Loan and the UTB-UMTH Lending Loan (collectively, the "UMTH Lending Loans"), UMTH Lending agreed to pay us a fee equal to 3% per annum of the amount outstanding in the UMTH Lending Deposit Accounts, paid in 12 monthly installments per year for each year that the UMTH Lending Deposit Accounts secure the UMTH Lending

Loans. This fee of approximately $45,000 is included in mortgage and transaction service revenues – related party income for each of the years ended December 31, 2011 and 2010. The UTB Deposit Account is included as restricted cash on our balance sheet.

In August 2009, we entered into the TCB Guarantee for the benefit of UMT Home Finance, or its permitted successors and assigns, by which we guaranteed the repayment of up to $5 million owed to Texas Capital Bank with respect to that certain promissory note between UMT Home Finance and Texas Capital Bank. UMT Home Finance is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the TCB Guarantee, we entered into a letter agreement with UMT Home Finance which provides for UMT Home Finance to pay us annually, in advance, an amount equal to 1% of our maximum exposure under the TCB Guarantee (i.e., $50,000 per annum). In conjunction with this agreement, approximately $50,000 is included in mortgage and transaction service revenues – related party income for each of the years ended December 31, 2011 and 2010.

In March 2010, in consideration of us entering into the Resort Island Guaranty, we entered into a letter agreement with UDFLOF Resort Island, which provides for UDFLOF Resort Island to pay us a guaranty fee equal to 1% of our maximum exposure (i.e., $9,250) under the guaranty, which was paid to us upon the execution of the guaranty. UDFLOF Resort Island is a wholly-owned subsidiary of UDF LOF. Our general partner is an affiliate of UDF LOF. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. UDFLOF Resort Island paid off the loan to BOLC in December 2010, thus extinguishing the guarantee. In conjunction with this agreement, no amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. Approximately $9,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In April 2010, in consideration of us entering into the UDF IV HF Guaranty, we entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay us an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum). UDF IV Home Finance is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In conjunction with this agreement, $60,000 and $45,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In April 2010, in consideration of us entering into the UMT 15th Street Guaranty, we entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. UMT 15th Street is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $11,000 and $10,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders. As security for the UDF I – Brockhoeft Loan, we provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of our existing and future assets. Our general partner serves as the asset manager for UDF I. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In consideration of our secured guaranty, commencing July 31, 2010, UDF I agreed to pay us a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. This fee of approximately $450,000 and $225,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In August 2010, in consideration of us entering into the UDF IV Acquisitions Guaranty, we entered into a letter agreement with UDF IV Acquisitions, which provides for UDF IV Acquisitions to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month. UDF IV Acquisitions is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of the Partnership's general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $43,000 and $20,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In December 2010, in consideration of us entering into the UDF IV Finance II Guaranty, we entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $7.5 million loan between UDF IV Finance II and F&M at the end of the month. UDF IV Finance II is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $52,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In May 2011, in consideration of us entering into the UMT HF III Guaranty, we entered into a letter agreement with UMT HF III which provides for UMT HF III to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $4.3 million loan between UMT HF III and Veritex at the end of the month. UMT HF III is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $8,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In August 2011, in consideration of us entering into the UMT HF II Guaranty, we entered into a letter agreement with UMT HF II which provides for UMT HF II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the $250,000 loan between UMT HF II and FFB at the end of the month. UMT HF II is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $400 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In October 2011, in consideration of us entering into the UMT HF II Green Bank Guaranty, we entered into a letter agreement with UMT HF II which provides for UMT HF II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $5 million loan between UMT HF II and Green Bank at the end of the month. UMT HF II is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $300 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

Policies and Procedures for Transactions with Related Persons

The agreements and arrangements among us, our general partner and its affiliates have been established by our general partner, and our general partner believes the amounts to be paid thereunder to be reasonable and customary under the circumstances. As a limited partnership, we do not have any independent personnel that approve or ratify these agreements and arrangements. Therefore, in an effort to establish standards for minimizing and resolving these potential conflicts, our general partner has agreed to the guidelines and limitations set forth in our Partnership Agreement, including the guidelines and limitations imposed by the NASAA Mortgage Program Guidelines. Among other things, these provisions:

- set forth the specific conditions under which we may own mortgages jointly or in a partnership with an affiliate of the general partner (specifically, we may not own mortgage loans or other properties jointly or in a partnership or joint venture with an affiliate of our general partner unless such property is owned by a joint venture or general partnership with a publicly registered affiliate, and unless (i) such affiliate has substantially identical investment objectives as us with respect to such property; (ii) we, as a result of such joint ownership or partnership ownership of a property, are not charged, directly or indirectly, more than once for the same services; (iii) the compensation payable to our general partner and its affiliates is substantially identical in each program; (iv) we will have a right of first refusal to buy the property held by such joint venture in the event that such affiliate elects to sell its interest in the joint venture; and (v) the investment by us and such affiliate are on substantially the same terms and conditions);
- prohibit us from purchasing mortgages or leasing investment properties from our general partner or its affiliates except under certain limited circumstances in which (i) our general partner or its affiliates temporarily enter into contracts relating to investment properties to be assigned to us prior to closing or purchase property in their own names (and assume loans in connection therewith) and temporarily hold title thereto for the purpose of facilitating the acquisition of such property for us or the borrowing of money or obtaining of financing for us; or (ii) the purchase is made pursuant to a right of first refusal for such property, provided that the purchase price for such property pursuant to the right of first refusal is not greater than the fair market value as determined by the appraisal of an independent advisor;

- prohibit the commingling of partnership funds (except in the case of making capital contributions to joint ventures and to the limited extent permissible under the NASAA Mortgage Program Guidelines); and
- require us to obtain an independent appraisal of the property securing each mortgage loan that we purchase.

Loans or credit enhancements will be made or provided to affiliates of our general partner (or entities which affiliates of our general partner hold an interest) only if:

- the loan or credit enhancement includes each of the following terms:
    - the loan or credit enhancement is secured by a first or junior lien on residential real estate;
    - the loan or credit enhancement amount, inclusive of first and junior indebtedness provided by us, shall not exceed 80% of the appraised value of the property securing the indebtedness;
    - the affiliate may not own more than 50% of the borrowing entity;
    - the borrowing entity must provide a minimum equity contribution of not less than 20% of the property acquisition price or acquisition price and development costs;
    - the loan or credit enhancement rate of interest shall not be less than the highest rate charged by us to unaffiliated borrowers; and
    - the loan or credit enhancement provides recourse to the borrower not less than 100% of the loan or credit enhancement amount; or
- an independent advisor selected by our general partner issues an opinion to the effect that the proposed loan or credit enhancement to an affiliate of our general partner is fair and at least as favorable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In addition, our general partner is required to obtain a letter of opinion from the independent advisor in connection with any disposition, renegotiation, or other subsequent transaction involving loans or credit enhancements made to our general partner or an affiliate of our general partner. The independent advisor's compensation must be paid by our general partner and not be reimbursable by us.

An "independent advisor" is someone who meets all of the following criteria:

- The advisor must be a long-established, nationally recognized investment banking firm, accounting firm, mortgage banking firm, real estate financial consulting firm or advisory firm;
- The advisor must have a staff of real estate professionals;
- The compensation of the advisor must be determined and embodied in a written contract before an opinion from such advisor is rendered;
- If the advisor is not the advisor previously engaged by us to render a fairness opinion for the same transaction or a preceding transaction involving us, our general partner must inform our limited partners (by no later than our next annual report) of the date when such advisor was engaged, and whether there were any disagreements with the former advisor on any matters of valuation, assumptions, methodology, accounting principles and practice, or disclosure, which disagreements, if not resolved to the satisfaction of the former advisor, would have caused him to make reference, in connection with the fairness opinion, to the subject matter of the disagreement or decline to give an opinion; and
- The advisor, directly or indirectly, may not have an interest in, nor any material business or professional relationship with, us, our general partner, the borrower, or any affiliates of us, our general partner or the borrower. Independence will be considered to be impaired if, for example, during the period of the advisor's engagement, or at any time of expressing its

opinion, the advisor or the advisor's firm: (1) has, or was committed to acquire any direct or indirect ownership interest in us, our general partner, borrower, or affiliates of us, our general partner or the borrower; (2) had any joint closely-held business investment with us, our general partner, the borrower, or affiliates of us, our general partner or the borrower, which was material in relation to the advisor's net worth; or (3) had any loan to or from us, our general partner, the borrower, or affiliates of us, our general partner or the borrower. For purposes of determining whether a business or professional relationship or joint investment is material, the gross revenue derived by the advisor from us, our general partner, the borrower, or affiliates of us, our general partner or the borrower shall be deemed material if it exceeds 5% of the annual gross revenue derived by the advisor from all sources, or exceeds 5% of the individual's or advisory firm's net worth (on an estimated fair market value basis).

As of December 31, 2011, the independent advisors from whom we have requested fairness opinions, which were selected by our general partner, are Jackson Claborn, Inc. Established in 1993, Jackson Claborn, Inc. is a full-service real estate appraisal and consulting firm which has been involved in the analysis of all types of commercial and residential property including, but not limited to, single-family subdivisions, single-family residences, golf courses, mixed-use developments, special-use projects and vacant land. Principals and professionals associated with Jackson Claborn, Inc. hold State of Texas Certified General Appraiser licenses and are members or designated members of the Appraisal Institute.

As of December 31, 2011, we have entered into eight loan participation agreements with related parties whereby a related party has purchased a participation interest in a mortgage investment that we have originated for which we have obtained fairness opinions from Jackson Claborn, Inc.. Our general partner believes that these purchased participation interests and credit enhancements are similar to our past practices and that they are fair and at least as favorable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.

In addition, our general partner has a fiduciary obligation to act in the best interests of both our limited partners and the investors in other affiliated programs and will use its best efforts to assure that we will be treated at least as favorably as any other affiliated program.

Item 14. Principal Accounting Fees and Services.

Because we do not have a board of directors or any board committees, including an audit committee, our general partner pre-approves all auditing and permissible non-auditing services (including the fees and terms thereof) provided by our independent registered public accounting firm. The independent public accountants may not be retained to perform the non-auditing services specified in Section 10A(g) of the Exchange Act.

All services rendered by Whitley Penn LLP were pre-approved in accordance with the policies and procedures described above.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional audit services rendered by Whitley Penn LLP for the audit of our annual financial statements for the years ended December 31, 2011 and 2010 and fees billed for other services rendered by our independent public registered accounting firm during that period:

	2011	2010
Audit Fees (1)	$ 129,900	$ 121,900
Audit-Related Fees (2)	-	-
Tax Fees (3)	27,750	30,000
All Other Fees (4)	-	-
Total Fees	$ 157,650	$ 151,900

(1) Audit fees consisted of professional services performed in connection with the audit of our financial statements and review of our financial statements included in our Forms 10-Q, our Form 10-K and our Registration Statement on Form S-11.

(2) Fees related to consultations concerning financial accounting and reporting standards.

(3) Tax fees consisted principally of assistance with matters relating to tax preparation and tax advice.

(4) All other fees relate to fees for other permissible work performed that does not meet the above-described categories.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of Documents Filed.

1. Financial Statements.

The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. Financial Statement Schedules.

None.

3. Exhibits.

The list of exhibits filed as part of this Annual Report on Form 10-K is submitted in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) Exhibits.

The exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index attached hereto.

(c) Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

United Development Funding III, L.P.

March 30, 2012 By: /s/ Hollis M. Greenlaw

Hollis M. Greenlaw

President and Chief Executive Officer of UMTH Land Development, L.P., sole general partner of the Registrant and President and Chief Executive Officer of UMT Services, Inc., sole general partner of UMTH Land Development, L.P.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

March 30, 2012 By: /s/ Hollis M. Greenlaw

Hollis M. Greenlaw

President and Chief Executive Officer of UMTH Land Development, L.P., sole general partner of the Registrant and President and Chief Executive Officer of UMT Services, Inc., sole general partner of UMTH Land Development, L.P.

(Principal Executive Officer)

March 30, 2012 By: /s/ Cara D. Obert

Cara D. Obert

Chief Financial Officer of UMTH Land Development, L.P., sole general partner of the Registrant

(Principal Financial Officer and Principal Accounting Officer)

March 30, 2012 By: /s/ Theodore F. Etter

Theodore F. Etter

Chairman of the Board of UMT Services, Inc., sole general partner of UMTH Land Development, L.P., sole general partner of the Registrant

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
United Development Funding III, L.P.

We have audited the accompanying balance sheets of United Development Funding III, L.P. (the "Partnership") as of December 31, 2011 and 2010, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Development Funding III, L.P. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP

Dallas, Texas
March 30, 2012

UNITED DEVELOPMENT FUNDING III, L.P.
BALANCE SHEETS

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 2,734,378	$ 815,192
Restricted cash	1,518,662	1,502,849
Accrued interest receivable	6,212,708	5,833,025
Accrued interest receivable – related party	2,783,418	2,326,569
Mortgage notes receivable, net	224,471,362	220,804,130
Mortgage notes receivable – related party, net	52,027,407	54,622,666
Participation interest – related party, net	66,150,523	57,851,492
Other assets	83,705	245,349
Total assets	$ 355,982,163	$ 344,001,272
Liabilities and Partners' Capital		
Liabilities:		
Accounts payable	$ 193,293	$ 175,780
Accrued liabilities	205,466	164,940
Accrued liabilities – related party	3,507,212	3,678,858
Distributions payable	1,552,450	2,983,217
Line-of-credit	15,000,000	15,000,000
Total liabilities	20,458,421	22,002,795
Commitments and contingencies		
Partners' Capital:		
Limited partners' capital: 22,500,000 units authorized; 18,326,511 units issued and outstanding at December 31, 2011 and 17,782,903 units issued and outstanding at December 31, 2010	335,489,379	321,918,625
General partner's capital	34,363	79,852
Total partners' capital	335,523,742	321,998,477
Total liabilities and partners' capital	$ 355,982,163	$ 344,001,272

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.
STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Interest income	$ 34,101,550	$ 32,137,590	$ 27,720,954
Interest income – related party	15,241,067	14,664,331	13,858,014
Mortgage and transaction service revenues	1,062,225	1,392,356	1,877,213
Mortgage and transaction service revenues – related party	1,022,105	829,018	539,366
Total revenues	51,426,947	49,023,295	43,995,547
Expenses:			
Interest expense	1,500,000	1,500,000	410,959
Loan loss reserve expense	4,015,168	3,475,773	3,420,277
General and administrative	1,039,500	1,168,862	737,030
General and administrative – related party	2,697,726	2,786,187	2,706,699
Total expenses	9,252,394	8,930,822	7,274,965
Net income	$ 42,174,553	$ 40,092,473	$ 36,720,582
Earnings allocated to limited partners	$ 37,796,687	$ 35,930,734	$ 32,908,856
Earnings per limited partnership unit, basic and diluted	$ 2.09	$ 2.05	$ 1.96
Weighted average limited partnership units outstanding	18,046,187	17,494,694	16,753,229
Distributions per weighted average limited partnership units outstanding	$ 1.94	$ 1.94	$ 1.92

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

For the Years Ended December 31, 2011, 2010 and 2009

	General Partner's Capital	Limited Partners' Units	Limited Partners' Capital	Total Partners' Capital
Balance at December 31, 2008	$ 260,965	15,019,292	$ 268,179,990	$ 268,440,955
Contributions, net of offering costs of $4,280,361	-	1,760,736	31,094,254	31,094,254
Distributions paid	(4,025,313)	-	(32,238,009)	(36,263,322)
Distribution reinvestment	-	611,056	12,221,121	12,221,121
Redemption of limited partners' interest	-	(158,544)	(3,170,882)	(3,170,882)
Net income	3,811,726	-	32,908,856	36,720,582
Balance at December 31, 2009	47,378	17,232,540	308,995,330	309,042,708
Contributions	-	-	6,341	6,341
Distributions paid	(1,146,048)	-	(34,021,035)	(35,167,083)
Distribution reinvestment	-	574,431	11,488,607	11,488,607
Distributions declared, but not paid	(2,983,217)	-	-	(2,983,217)
Redemption of limited partners' interest	-	(24,068)	(481,352)	(481,352)
Net income	4,161,739	-	35,930,734	40,092,473
Balance at December 31, 2010	79,852	17,782,903	321,918,625	321,998,477
Distributions paid	(2,870,905)	-	(35,098,089)	(37,968,994)
Distribution reinvestment	-	543,608	10,872,156	10,872,156
Distributions declared, but not paid	(1,552,450)	-	-	(1,552,450)
Net income	4,377,866	-	37,796,687	42,174,553
Balance at December 31, 2011	$ 34,363	18,326,511	$ 335,489,379	$ 335,523,742

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
Operating Activities			
Net income	$ 42,174,553	$ 40,092,473	$ 36,720,582
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,015,168	3,475,773	3,420,277
Amortization	161,165	303,933	164,247
Changes in operating assets and liabilities:			
Accrued interest receivable	(379,683)	1,979,910	(5,511,410)
Accrued interest receivable – related party	(456,849)	(158,368)	(1,484,672)
Other assets	479	(173,906)	(522,915)
Accounts payable	17,513	48,384	127,396
Accrued liabilities	40,526	61,784	(313,805)
Accrued liabilities – related party	(171,646)	674,968	(342,416)
Net cash provided by operating activities	45,401,226	46,304,951	32,257,284
Investing Activities			
Investments in mortgage notes receivable	(25,343,522)	(41,494,969)	(72,617,671)
Investments in mortgage notes receivable – related party	(6,181,595)	(5,855,582)	(38,542,141)
Investments in participation interest – related party	(8,452,688)	(7,903,487)	(15,466,994)
Receipts from mortgage notes receivable	17,661,122	19,652,211	29,466,426
Receipts from mortgage notes receivable – related party	8,776,854	3,206,663	36,999,469
Receipts from participation interest – related party	153,657	4,777,995	-
Restricted cash	(15,813)	717,490	(1,015,149)
Net cash used in investing activities	(13,401,985)	(26,899,679)	(61,176,060)
Financing Activities			
Net proceeds from (payments on) line-of-credit	-	-	15,000,000
Limited partner contributions	-	6,341	35,374,615
Limited partner distributions	(35,098,089)	(34,021,035)	(32,238,009)
Limited partner distribution reinvestment	10,872,156	11,488,607	12,221,121
Limited partner redemptions	-	(481,352)	(3,170,882)
General partner distributions	(5,854,122)	(1,146,048)	(4,025,313)
Escrow payable	-	-	(517,190)
Payments of offering costs	-	-	(4,280,361)
Deferred offering costs	-	-	612,292
Net cash (used in) provided by financing activities	(30,080,055)	(24,153,487)	18,976,273
Net increase (decrease) in cash and cash equivalents	1,919,186	(4,748,215)	(9,942,503)
Cash and cash equivalents at beginning of period	815,192	5,563,407	15,505,910
Cash and cash equivalents at end of period	$ 2,734,378	$ 815,192	$ 5,563,407
Supplemental Cash Flow Information			
Cash paid for interest	$ 1,500,000	$ 1,500,000	$ 283,562

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

A. Nature of Business

United Development Funding III, L.P. (which may be referred to as the "Partnership," "we," "us," "our" or "UDF III") was organized on June 13, 2005 as a Delaware limited partnership. Our principal business purpose is to originate, acquire, service, and otherwise manage, either alone or in association with others, a portfolio of mortgage loans that are secured by real property or equity interests that hold real property already subject to other mortgages (including mortgage loans that are not first in priority and participation interests in mortgage loans) and to issue or acquire an interest in credit enhancements for the benefit of borrowers, such as guarantees or letters of credit. Our offices are located in Grapevine, Texas.

Our general partner is UMTH Land Development, L.P. ("Land Development"), a Delaware limited partnership that is responsible for our overall management, conduct, and operation. Our general partner has authority to act on our behalf in all matters respecting us, our business and our property. Our limited partners take no part in the management of our business or transact any business for us and have no power to sign for or bind us; provided, however, that our limited partners, by a majority vote and without the concurrence of our general partner, have the right to: (a) amend the Second Amended and Restated Agreement of Limited Partnership governing the Partnership, as amended (the "Partnership Agreement"), (b) dissolve the Partnership, (c) remove our general partner or any successor general partner, (d) elect a new general partner, and (e) approve or disapprove a transaction entailing the sale of all or substantially all of the real properties acquired by the Partnership.

UMT Holdings, L.P. ("UMT Holdings") holds 99.9% of the limited partnership interests in our general partner. UMT Services, Inc. ("UMT Services") owns the remaining 0.1% of the limited partnership interests in our general partner and serves as its general partner. Land Development has been engaged to provide asset management services for four investment partnerships (United Development Funding, L.P. ("UDF I"), United Development Funding II, L.P., UDF Texas Two, LP and United Development Funding Land Opportunity Fund, L.P. ("UDF LOF")) and one real estate investment trust (United Development Funding IV ("UDF IV")). Land Development also holds a 99.9% partnership interest in UMTHLD FLF I, L.P., UMTHLD FLF II, L.P. and United Development Funding X, L.P., with the remaining 0.1% interest owned by UMT Services. In addition, Land Development owns 100% of the interests in UDF Land GP, LLC, which serves as the general partner of the general partner of UDF LOF. See Note L for discussion of related party transactions.

B. Summary of Significant Accounting Policies

A summary of our significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2011 and 2010, there were no such amounts included in cash and cash equivalents.

Restricted Cash

Restricted cash includes deposits associated with certain guarantees.

Mortgage Notes Receivable and Mortgage Notes Receivable – Related Party

Mortgage notes receivable and mortgage notes receivable – related party are recorded at the lower of cost or estimated net realizable value. The mortgage investments are collateralized by land and related improvements to residential property owned by the borrowers and/or the ownership interests of the borrower. Currently, the mortgage investments have terms ranging from five to 51 months. None of such mortgages are insured or guaranteed by a federally owned or guaranteed mortgage agency. We originate and/or acquire all mortgage notes receivable and intend to hold the mortgage notes receivable for the life of the notes.

Participation Interest – Related Party

Participation interest – related party represents an Economic Interest Participation Agreement with United Mortgage Trust, a real estate investment trust organized under the laws of the state of Maryland ("UMT"), pursuant to which we purchased (i) an economic interest in a $75 million revolving credit facility from UMT to UDF I, a Delaware limited partnership, and (ii) a purchase option to acquire a full ownership participation interest in the revolving credit facility from UMT to UDF I. See Note L, "Related Party Transactions" for further details.

Allowance for Loan Losses

The allowance for loan losses is our estimate of incurred losses in our portfolio of mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. We periodically perform a detailed review of our portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses. Our review consists of evaluating economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral, and other relevant factors. This review is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In reviewing our portfolio, we use cash flow estimates from the disposition of finished lots, paper lots (residential lots shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development) and undeveloped land as well as cash flow received from the issuance of bonds from municipal reimbursement districts. These estimates are based on current market metrics, including, without limitation, the supply of finished lots, paper lots and undeveloped land, the supply of homes and the rate and price at which land and homes are sold, historic levels and trends, executed contracts, appraisals and discussions with third party market analysts and participants, including homebuilders. We base our valuations on current and historic market trends on our analysis of market events and conditions, including activity within our portfolio, as well as the analysis of third-party services such as Metrostudy and Residential Strategies, Inc. Cash flow forecasts also are based on executed purchase contracts which provide base prices, escalation rates, and absorption rates on an individual project basis. For projects deemed to have an extended time horizon for disposition, we consider third-party appraisals to provide a valuation in accordance with guidelines set forth in the Uniform Standards of Professional Appraisal Practice. In addition to cash flows from the disposition of property, cost analysis is performed based on estimates of development and senior financing expenditures provided by developers and independent professionals on a project-by-project basis. These amounts are reconciled with our best estimates to establish the net realizable value of the portfolio.

We charge additions to the allowance for loan losses to current period earnings through a provision for loan losses. Amounts determined to be uncollectible are charged directly against, or "charged off," and decrease the allowance for loan losses, while amounts recovered on previously charged off accounts increase the allowance.

Revenue Recognition

Interest income on mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party is recognized over the life of the loan and recorded on the accrual basis. Income recognition is suspended for loans at the date at which payments, in the opinion of management, a full recovery of income and principal becomes more likely than not, but is no longer probable, based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Any payments received on loans classified as non-accrual status are typically applied first to outstanding loan amounts and then to the recovery of lost interest. As of December 31, 2011, we were suspending income recognition on two mortgage notes receivable with an aggregate unpaid principal balance of approximately $2.2 million. As of December 31, 2010, we were suspending income recognition on one mortgage note receivable with an unpaid principal balance of approximately $800,000.

We generate mortgage and transaction service revenues and mortgage and transaction service revenues – related party by originating and acquiring mortgage notes receivable and other loans. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310-20, *Receivables-Nonrefundable Fees and Other Costs* ("ASC 310-20"), we defer recognition of income from nonrefundable commitment fees paid by the borrowers and recognize such amount on a straight-line basis over the expected life of such notes. In addition, credit enhancement fee income is generated by fees charged to parties for credit enhancements provided to lenders by the Partnership on behalf of the parties. Income related to credit enhancements is earned as fees are paid, based on the terms of the credit enhancement agreement. As of December 31, 2011, the Partnership was providing 10 credit enhancements to related parties (see Note L for further discussion).

The Partnership also expenses acquisition and origination fees ("Placement Fees") paid to the general partner to provide for processing and origination costs (including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, and title insurance funded by us) associated with mortgage notes receivable or participation interest held by the Partnership on a straight-line basis. As of December 31, 2011 and 2010, approximately $3.3 million and $3.5 million, respectively, of such net deferred fees are included in mortgage notes receivable. Approximately $779,000 and $695,000 of net deferred fees are included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, approximately $647,000 and $801,000, respectively, of deferred fees are included in participation interest – related party. See Note L, "Related Party Transactions" for further details.

Organization Costs and Offering Costs

In accordance with FASB ASC 720-15, *Other Expenses-Start Up Costs,* the Partnership expenses organization costs as incurred. Offering costs related to raising capital from debt will be capitalized and amortized over the term of such debt. Offering costs related to raising capital from equity will be offset as a reduction of capital raised in partners' capital. Certain offering costs were paid by the general partner. As noted in Note L, these costs have been reimbursed to our general partner by the Partnership and ceased after the Primary Offering (as defined below) was terminated on April 23, 2009.

Cash Flow Distributions

Cash available for distributions represents the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses and debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with our public offering of our units of limited partnership interest). Our general partner receives a monthly distribution for promotional and carried interest from the cash available for distributions, in addition to the payments made to our general partner and related parties. See Note L for further discussion of related party transactions.

A "carried interest" is an equity interest in us to participate in all distributions, other than distributions attributable to our general partner's promotional interest, of cash available for distribution and net proceeds from a capital transaction that are distributable under the distribution priority for net proceeds from a capital transaction described below. If our general partner enters into commitments to investments in mortgages in excess of 82% of the gross proceeds of our public offering of our units of limited partnership interest, our general partner will be entitled to a carried interest equal to (a) 1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross proceeds of the Offering (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1% for the next 2% of additional commitments to investments in mortgages above 84.5% of the gross proceeds of the Offering (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1% for each additional 1% of additional commitments to investments in mortgages above 86.5% of the gross proceeds of the Offering (or a fractional percentage equal to the fractional amount of any 1% of additional commitments to investments in mortgages). By way of illustration, if 85.5% of the gross proceeds of the Offering are committed to investments in mortgages, then our general partner would be entitled to a carried interest of 1.5% (1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross proceeds of the Offering and 0.5% for the next 1% of additional commitments to investments in mortgages above 84.5% of the gross proceeds of the Offering) of any amount otherwise distributable to the limited partners after deduction of any promotional interest payable to our general partner.

In order for proceeds to be considered "committed" for purposes of calculation and payment of a carried interest, we must be obligated by contract or other binding agreement to invest such proceeds in mortgages, to the exclusion of any other use for such proceeds or no use at all.

"Investments in mortgages" are the aggregate amount of capital contributions from investors used by us to make or invest in mortgage loans or the amount actually paid or allocated to the purchase of mortgages, working capital reserves (but excluding working capital reserves in excess of 3% of the aggregate capital contributions) and other cash payments such as interest and taxes but excluding our organization and offering expenses, selling commissions, wholesaling fees, marketing support fees, due diligence fees, acquisition and origination fees, and any other front-end fees.

Our general partner's "promotional interest" is our general partner's right to receive:

- prior to the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 10% of all cash available for distribution;
- following the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 15% of all cash available for distribution; and
- following the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 15% of all net proceeds from a capital transaction.

Monthly distributions are currently paid to our limited partners at a 9.75% annualized return, assuming a purchase price of $20.00 per unit, on a pro rata basis based on the number of days in the Partnership. Retained earnings would contain a surplus if the cash available for distributions less the 9.5% reserve exceeded the monthly distribution to the general and limited partners. Retained earnings would contain a deficit if cash available for distributions less the 9.5% reserve is less than the monthly distribution to general and limited partners. It is the intent of management to monitor and distribute such surplus, if any, on an annual basis.

The chart below summarizes the approximate aggregate amount of distributions to our general partner and limited partners and the retained earnings deficit as of December 31, 2011 and 2010:

	As of December 31,					
	2011			2010		
General Partner	$	15,342,000	(1)	$	10,919,000	(2)
Limited Partners		124,457,000	(3)		89,358,000	(4)
Retained Earnings Reserve		5,271,000			2,663,000	
Retained Earnings Deficit		(8,801,000)			(7,402,000)	

(1) approximately $13.7 million paid in cash and $1.6 million has been declared, but not paid.

(2) approximately $7.9 million paid in cash and $3.0 million has been declared, but not paid.

(3) approximately $81.6 million paid in cash and approximately $42.9 million reinvested in 2,144,754 units of limited partnership interest under our DRIP and Secondary DRIP.

(4) approximately $57.4 million paid in cash and approximately $32.0 million reinvested in 1,601,146 units of limited partnership interest under our DRIP and Secondary DRIP.

The chart below summarizes the payment of related party fees and reimbursements associated with the Offering and origination and management of assets and the general, including the distributions to our general partner described above, and administrative – related party expenses for the years ended December 31, 2011 and 2010. We believe that these fees and reimbursements are reasonable and customary for comparable mortgage programs.

	For the Years Ended December 31,			
	2011		2010	
Payments to General Partner and Related Parties	$	7,486,000	$	2,014,000
Total General and Administrative Expenses to General Partner and Related Parties		2,698,000		2,786,000

Income Taxes

The Partnership is organized as a limited partnership for federal income tax purposes. As a result, income or losses are taxable or deductible to the partners rather than at the partnership level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The chart below provides a reconciliation of our GAAP net income to our taxable income for the years ended December 31, 2011 and 2010:

	2011			2010		
GAAP Net Income	$	42,174,553		$	40,092,473	
Temporary differences		3,647,679	(1)(2)		2,551,115	(1)
Taxable income	$	45,822,232	(2)	$	42,643,588	

(1) Consists primarily of revenues amortized for GAAP purposes but recognized immediately for tax purposes as well as loan loss reserves recorded for GAAP purposes but not recognized for tax purposes until losses actually incurred.

(2) Amounts represent estimates as 2011 taxable income has not yet been determined.

FASB ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. In accordance with FASB ASC 740, the Partnership must determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The Partnership believes it has no such uncertain positions.

The Partnership files income tax returns in the United States federal jurisdiction. At December 31, 2011, tax returns related to fiscal years ended December 31, 2008 through December 31, 2010 remain open to possible examination by the tax authorities. No tax returns are currently under examination by any tax authorities. The Partnership did not incur any penalties or interest during the years ended December 31, 2011 and 2010.

Fair Value of Financial Instruments

In accordance with the reporting requirements of FASB ASC 825-10, *Financial Instruments-Fair Value*, we calculate the fair value of our assets and liabilities that qualify as financial instruments under this statement and include this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and cash equivalents, restricted cash, accrued interest receivable, accounts payable, accrued liabilities, distributions payable, and line-of-credit approximates the carrying amounts due to the relatively short maturity of these instruments. The estimated fair value of mortgage notes receivable and participation interest approximates the carrying amount since they bear interest at the market rate.

Impact of Recently Issued Accounting Standards

In July 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-20, "*Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.*" ASU 2010-20 requires enhanced disclosures regarding the nature of credit risk inherent in an entity's portfolio of financing receivables, how that risk is analyzed, and the changes and reasons for those changes in the allowance for credit losses. It requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. ASU 2010-20 will only impact disclosures. Disclosures related to information as of the end of a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Partnership's adoption of this guidance did not have a material impact on its financial statements or accompanying notes to the financial statements.

Guarantees

The Partnership from time to time enters into guarantees of debtor's borrowings and provides credit enhancements for the benefit of senior lenders in connection with the Partnership's debtors and investments in partnerships (collectively referred to as "guarantees"), and accounts for such guarantees in accordance with FASB ASC 460-10, *Guarantees.*

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

C. Registration Statement

On May 15, 2006, our initial public offering of units of limited partnership interest (the "Offering") was declared effective under the Securities Act of 1933, as amended. The Offering, at the time of such effectiveness, covered up to 12,500,000 units of limited partnership interest at a price of $20 per unit (the "Primary Offering") and up to 5,000,000 units of limited partnership interest to be issued pursuant to our distribution reinvestment plan (the "DRIP") at a price of $20 per unit. We had the right to reallocate the units of limited partnership interest we were offering between the Primary Offering and our DRIP, and pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the Primary Offering and 1,250,000 units were offered pursuant to the DRIP. Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on March 6, 2009, we further reallocated the units being offered such that 16,500,000 units were offered pursuant to the Primary Offering and 1,000,000 units were offered pursuant to the DRIP. The Primary Offering was terminated on April 23, 2009. We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

On June 9, 2009, we held a special meeting of our limited partners as of April 13, 2009, at which our limited partners approved three proposals to amend certain provisions of our Partnership Agreement for the purpose of making available additional units of limited partnership interest for sale pursuant to an Amended and Restated Distribution Reinvestment Plan. On June 12, 2009, we registered 5,000,000 additional units to be offered pursuant to an Amended and Restated Distribution Reinvestment Plan in a Registration Statement on Form S-3 (File No. 333-159939) ("Secondary DRIP"). As such, we ceased offering units under the DRIP as of July 21, 2009 and concurrently commenced our current offering of units pursuant to the Secondary DRIP, which is currently ongoing.

D. Loans and Allowance for Loan Losses

Our loan portfolio is comprised of mortgage notes receivables, net, mortgage notes receivables – related party and participation interest – related party, and is recorded at the lower of cost or estimated net realizable value.

	As of December 31,	
	2011	2010
Mortgage notes receivable, net	$ 224,471,000	$ 220,804,000
Mortgage notes receivable - related party	52,027,000	54,623,000
Participation interest - related party	66,151,000	57,851,000
Total	$ 342,649,000	$ 333,278,000

Our loans are classified as follows:

	As of December 31,	
	2011	2010
Real Estate:		
Acquisition and land development	$ 348,974,000	$ 335,609,000
Allowance for loan losses	(11,075,000)	(7,336,000)
Unamortized commitment fees and placement fees	4,750,000	5,005,000
Total	$ 342,649,000	$ 333,278,000

As of December 31, 2011, we had originated or purchased 60 loans, including 31 loans that have been repaid in full by the respective borrower. For the year ended December 31, 2011, we originated 2 loans, sold 3 loan participations, and did not purchase any loans or acquire any additional participation interests. Of the 29 loans outstanding as of December 31, 2011, the scheduled maturity dates are as follows as of December 31, 2011:

Maturity Date	Related			Non-Related			Total		
	Amount	Loans	% of Total	Amount	Loans	% of Total	Amount	Loans	% of Total
Matured	$ -	-	- %	$ 56,748,000	12	25%	$ 56,748,000	12	16%
2012	105,120,000	6	90%	172,386,000	6	74%	277,506,000	12	80%
2013	11,633,000	2	10%	3,087,000	3	1%	14,720,000	5	4%
Total	$116,753,000	8	100%	$232,221,000	21	100%	$348,974,000	29	100%

As of December 31, 2010, we had originated or purchased 58 loans, including 24 loans that had been repaid in full by the respective borrower. For the year ended December 31, 2010, we originated 2 loans, purchased 1 loan, sold 5 loan participations, and did not acquire any additional participation interests. Of the 34 loans outstanding as of December 31, 2010, the scheduled maturity dates are as follows as of December 31, 2010:

Maturity Date	Related			Non-Related			Total		
	Amount	Loans	% of Total	Amount	Loans	% of Total	Amount	Loans	% of Total
Matured	$ 23,916,000	3	21%	$ 45,417,000	11	20%	$ 69,333,000	14	21%
2011	57,177,000	5	52%	179,214,000	11	80%	236,391,000	16	70%
2012	29,885,000	2	27%	-	2	-%	29,885,000	4	9%
Total	$110,978,000	10	100%	$224,631,000	24	100%	$335,609,000	34	100%

The following table represents the maturity dates of loans that were matured as of December 31, 2011 and had not been repaid or extended as of December 31, 2011:

Maturity Date	Related			Non-Related			Total		
	Amount	Loans	% of Total	Amount	Loans	% of Total	Amount	Loans	% of Total
2009	$ -	-	0%	$21,926,000	7	39%	$21,926,000	7	39%
2010	-	-	0%	28,990,000	3	51%	28,990,000	3	51%
2011	-	-	0%	5,832,000	2	10%	5,832,000	2	10%
Total	$ -	-	0%	$56,748,000	12	100%	$56,748,000	12	100%

Of these 12 loans, as of December 31, 2011, full collectability is considered probable for 10 loans with an aggregate unpaid principal balance of approximately $54.5 million and full collectability is considered more likely than not, but not probable, for 2 loans with an aggregate unpaid principal balance of approximately $2.2 million.

The following table represents the maturity dates of loans that were matured as of December 31, 2010 and had not been repaid or extended as of December 31, 2010:

Maturity Date	Related			Non-Related			Total		
	Amount	Loans	% of Total	Amount	Loans	% of Total	Amount	Loans	% of Total
2008	$ -	-	0%	$ 1,470,000	1	3%	$ 1,470,000	1	2%
2009	11,079,000	1	46%	19,195,000	7	42%	30,274,000	8	44%
2010	12,837,000	2	54%	24,752,000	3	55%	37,589,000	5	54%
Total	$23,916,000	3	100%	$45,417,000	11	100%	$69,333,000	14	100%

Of these 14 loans, as of December 31, 2010, full collectability is considered probable for 13 loans with an aggregate unpaid principal balance of approximately $68.5 million and full collectability is considered more likely than not, but not probable, for 1 loan with an unpaid principal balance of approximately $800,000.

The following table describes the loans that were matured as of December 31, 2010, the activity with respect to such loans during the year ended December 31, 2011 and the loans that matured during the year ended December 31, 2011 and remained matured as of December 31, 2011:

Maturity Date	Amount	Loans	% of Total	Matured Loan Extensions During the Year Ended December 31, 2011 on Loans Matured as of December 31, 2010 (1)	Net Activity During the Year Ended December 31, 2011 on Loans Matured as of December 31, 2010 (2)	Loans Matured During the Year Ended December 31, 2011 (3)	Amount	Loans	% of Total
				Non-Related					
	Matured as of December 31, 2010			2011 Activity (4)			Matured as of December 31, 2011		
2008	$ 1,470,000	1	3%	$ -	$ (1,470,000)	$ -	$ -	-	-
2009	19,195,000	7	42%	-	2,731,000	-	21,926,000	7	39%
2010	24,752,000	3	55%	-	4,238,000	-	28,990,000	3	51%
2011	-	-	-	-	-	5,832,000	5,832,000	2	10%
Total	$ 45,417,000	11	100%	$ -	$ 5,499,000	$ 5,832,000	$ 56,748,000	12	100%
				Related					
	Matured as of December 31, 2010			2011 Activity (4)			Matured as of December 31, 2011		
2008	$ -	-	-	$ -	$ -	$ -	$ -	-	-
2009	11,079,000	1	46%	(11,079,000)	-	-	-	-	-
2010	12,837,000	2	54%	(10,076,000)	(2,761,000)	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
Total	$ 23,916,000	3	100%	$ (21,155,000)	$ (2,761,000)	$ -	$ -	-	-

(1) Amounts represent aggregate unpaid principal balance as of December 31, 2010 of matured loans as of December 31, 2010 that were extended during the year ended December 31, 2011.

(2) For loans matured as of December 31, 2010, net loan activity represents all activity on the loans during the year ended December 31, 2011, including accrued interest, payment of fees and expenses, charge-offs and/or repayments.

(3) Amounts represent aggregate unpaid principal balance as of December 31, 2011 of loans that matured during the year ended December 31, 2011 and remained matured as of December 31, 2011.

(4) The table does not reflect activity for loans that matured or were due to mature during the year ended December 31, 2011, but were extended prior to December 31, 2011.

A loan is placed on non-accrual status and income recognition is suspended at the date at which, in the opinion of management, a full recovery of income and principal becomes more likely than not, but is no longer probable, based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Any payments received on loans classified as non-accrual status are typically applied first to outstanding loan amounts and then to the recovery of lost interest. As of December 31, 2011, we were suspending income recognition on two mortgage notes receivable with an aggregate unpaid principal balance of approximately $2.2 million. As of December 31, 2010, we were suspending income recognition on one mortgage note receivable with an unpaid principal balance of approximately $800,000.

Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is generally evaluated on an individual loan basis for each loan in the portfolio. If an individual loan is considered impaired, a specific valuation allowance may be allocated, if necessary, so that the individual loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Loans that are not individually considered impaired are collectively and qualitatively measured as a portfolio for general valuation allowance. In reviewing our portfolio for this valuation analysis, we use cash flow estimates from the disposition of finished lots, paper lots (residential lots shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development) and undeveloped land as well as cash flow received from the issuance of bonds from municipal reimbursement districts. These estimates are based on current market metrics, including, without limitation, the supply of finished lots, paper lots and undeveloped land, the supply of homes and the rate and price at which land and homes are sold, historic levels and trends, executed contracts, appraisals and discussions with third party market analysts and participants, including homebuilders. We base our valuations on current and historic market trends on our analysis of market events and conditions, including activity within our portfolio, as well as the analysis of third-party services such as Metrostudy and Residential Strategies, Inc. Cash flow forecasts also are based on executed purchase contracts which provide base prices, escalation rates, and absorption rates on an individual project basis. For projects deemed to have an extended time horizon for disposition, we consider third-party appraisals to provide a valuation in accordance with guidelines set forth in the Uniform Standards of Professional Appraisal Practice. In addition to cash flows from the disposition of property, cost analysis is performed based on estimates of development and senior financing expenditures provided by developers and independent professionals on a project-by-project basis. These amounts are reconciled with our best estimates to establish the net realizable value of the portfolio.

Interest is recognized on an accrual basis for impaired loans in which the collectability of the unpaid principal amount is deemed probable. Any payments received on such loans are first applied to outstanding accrued interest receivable and then to outstanding unpaid principal balance. Unpaid principal balance is materially the same as recorded investments. Any payments received on impaired loans in which the collectability of the unpaid principal amount is less than probable are typically applied to outstanding unpaid principal and then to the recovery of lost interest on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

As of December 31, 2011, we have 12 mortgage notes receivable with an aggregate unpaid principal balance of approximately $56.7 million that are considered impaired due to the loans remaining outstanding beyond the contractual term of the loan agreement. Of these 12 loans, full collectability is considered probable for 10 loans with an aggregate unpaid principal balance of approximately $54.5 million and full collectability is considered more likely than not, but not probable, for 2 loans with an aggregate unpaid principal balance of approximately $2.2 million. As of December 31, 2010, we had 14 mortgage notes receivable, including related party mortgage notes receivable, with an aggregate unpaid principal balance of approximately $69.3 million that are considered impaired due to the loans remaining outstanding beyond the contractual term of the loan agreement. Of these 14 loans, full collectability was considered probable for 13 loans with an aggregate unpaid principal balance of approximately $68.5 million and full collectability was considered more likely than not, but not probable, for 1 loan with an unpaid principal balance of approximately $800,000. These 14 loans were not identified in prior years as impaired loans; however, we have reassessed our classifications for impaired loans to include loans that are deemed impaired solely because they remain outstanding beyond the contractual term; therefore, these 14 loans are identified as impaired loans herein. The classification did not have any effect on the amount of our allowance for loan losses for the year ended December 31, 2010, as our reclassification regarding impairment did not affect our determination regarding the collectability of such loans. For the years ended December 31, 2011 and 2010, the average outstanding aggregate unpaid principal balance for impaired loans was approximately $54.1 million and $67.2 million, respectively. For the years ended December 31, 2011 and 2010, we recognized approximately $7.1 million and $5.7 million of interest income, respectively, related to impaired loans. For the years ended December 31, 2011 and 2010, we did not recognize any cash basis interest income related to impaired loans. Although no specific allowance was allocated on impaired loans as of December 31, 2011 and 2010, we did charge-off approximately $276,000 against the allowance for loan losses associated with repayment of one impaired loan.

As part of the ongoing monitoring of the credit quality of the loan portfolio, we periodically, no less than quarterly, perform a detailed review of our portfolio of mortgage notes and other loans. The following is a general description of the credit levels used:

Level 1 – Full collectability of loans in this category is considered probable.

Level 2 – Full collectability of loans in this category is deemed more likely than not, but not probable, based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. Interest income is suspended on Level 2 loans.

Level 3 – For loans in this category, it is probable that we will be unable to collect all amounts due.

As of December 31, 2011 and 2010, our loans were classified as follows:

	2011	2010
Level 1	$ 346,808,000	$ 334,798,000
Level 2	2,166,000	811,000
Level 3	-	-
Total	$ 348,974,000	$ 335,609,000

The allowance for loan losses is our estimate of incurred losses in our portfolio of mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. We periodically perform a detailed review of our portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses. We charge additions to the allowance for loan losses to current period earnings through a provision for loan losses. Amounts determined to be uncollectible are charged directly against (and decrease) the allowance for loan losses ("charged off"), while amounts recovered on previously charged off amounts increase the allowance for loan losses. The following table summarizes the change in the reserve for loan losses during the years ended December 31, 2011 and 2010, which is offset against mortgage notes receivable:

	For the Years Ended December 31,	
	2011	2010
Balance, beginning of year	$ 7,336,000	$ 3,860,000
Provision for loan losses	4,015,000	3,476,000
Charge-offs	(276,000)	-
Balance, end of period	$ 11,075,000	$ 7,336,000

We have adopted the provisions of ASU No. 2011-02, *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*. In accordance with ASU 2011-02, the restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. As of December 31, 2011 and 2010, we have no loan modifications that are classified as troubled debt restructurings.

E. Line-of-Credit

On September 21, 2009, during the credit crisis in which financial institutions severely reduced the number of loans made to entities involved in real estate, the Partnership entered into a Loan and Security Agreement (the "Loan Agreement") with Wesley J. Brockhoeft, an unaffiliated individual (the "Lender"), pursuant to which the Lender provided the Partnership with a revolving credit facility in the maximum principal amount of $15 million (the "Brockhoeft Credit Facility"). The interest rate on the Brockhoeft Credit Facility is equal to 10% per annum. Accrued interest on the outstanding principal amount of the Brockhoeft Credit Facility is payable monthly. The Brockhoeft Credit Facility is secured by a first priority lien on all of the Partnership's existing and future assets. In consideration of the Lender originating the Brockhoeft Credit Facility, the Partnership paid the Lender an origination fee in the amount of $300,000. On June 21, 2010, the Partnership entered into the First Amendment to Loan and Security Agreement (the "Amended Loan Agreement"), pursuant to which the maturity date on the

Brockhoeft Credit Facility was extended from September 20, 2010 to June 21, 2012. In consideration for amending the Brockhoeft Credit Facility, the Partnership paid the Lender an amendment fee in the amount of $150,000, which is being amortized over the term of the Brockhoeft Credit Facility. The Amended Loan Agreement also permitted the Partnership's existing and future assets to secure our guaranty of a $15 million loan (the "UDF I – Brockhoeft Loan") from the Lender, as agent for a group of lenders, to UDF I. In connection with the guaranty, we receive from UDF I a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. The Amended Loan Agreement also provides for cross-default of the Brockhoeft Credit Facility with the UDF I – Brockhoeft Loan. We believe that the interest rate and terms of the Brockhoeft Credit Facility and the Amended Loan Agreement are consistent with those offered by financial institutions.

The Partnership's eligibility to borrow up to $15 million under the Brockhoeft Credit Facility is determined pursuant to a borrowing base. The borrowing base is equal to (a) the lesser of (i) up to 50% of the aggregate principal amount outstanding under the Partnership's eligible notes, (ii) up to 50% of the face amount of the Partnership's eligible notes, or (iii) 40% of the appraised value of the real property subject to the liens securing the Partnership's eligible notes; minus (b) any reserves required by the Lender. Eligible notes are those promissory notes which are secured by first liens, meet certain other criteria established by the Lender, and are otherwise approved by the Lender for inclusion in the borrowing base. The Amended Loan Agreement requires the Partnership to make various representations to the Lender and to comply with various covenants and agreements, including, without limitation, maintaining at least $30 million in eligible notes, maintaining an adjusted tangible net worth of no less than $250 million, maintaining its current line of business, operating its business in accordance with applicable laws, providing the Lender with information, financial statements and reports, and not permitting a change of control to occur.

If a default occurs under the Brockhoeft Credit Facility, the Lender may declare the Brockhoeft Credit Facility to be due and payable immediately. A default may occur under the Brockhoeft Credit Facility in various circumstances including, without limitation, if (i) the Partnership fails to pay amounts due to the Lender when due under the Amended Loan Agreement, (ii) the Partnership fails to comply with its covenants and agreements with the Lender, (iii) the Partnership defaults under obligations for money borrowed in excess of $500,000, (iv) the Lender deems itself insecure or determines that a material adverse effect with respect to the Brockhoeft Credit Facility, the Partnership, or the Brockhoeft Credit Facility collateral has occurred, (v) a criminal action is filed against the Partnership under a federal or state racketeering statute, (vi) a bankruptcy action is filed with respect to the Partnership, (vii) the Partnership conceals, removes, or permits to be concealed or removed, any of its assets with the intent to hinder, delay or defraud the Lender or its other creditors, or (viii) the Amended Loan Agreement or other loan documents are terminated, become void or unenforceable, or any security interest issued in connection with the Brockhoeft Credit Facility ceases to be a valid and perfected first priority security interest in any portion of the Brockhoeft Credit Facility collateral. In such event, the Lender may exercise any rights or remedies it may have, including, without limitation, increasing the interest rate to 12% per annum, prohibiting distributions to be made to the Partnership's partners, and foreclosure of the Partnership's assets. Any such event may materially impair the Partnership's ability to conduct its business.

The Partnership intends to utilize the Brockhoeft Credit Facility as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the partial or full repayment of loans. This allows the Partnership to keep funds invested in loans, instead of holding such loan repayment proceeds idle until new investments are identified. The Partnership intends to use the Brockhoeft Credit Facility as a Partnership portfolio administration tool and not to provide long-term or permanent leverage on Partnership investments. Proceeds from the operations of the Partnership will be used to repay the Brockhoeft Credit Facility. As of December 31, 2011 and 2010, $15 million in principal was outstanding under the Brockhoeft Credit Facility. Interest expense associated with the Brockhoeft Credit Facility was approximately $1.5 million for each of the years ended December 31, 2011 and 2010.

F. Partners' Capital

As of December 31, 2011, we had issued an aggregate of 18,326,511 units of limited partnership interest in the Primary Offering, DRIP and Secondary DRIP, consisting of 16,499,994 units issued to our limited partners pursuant to the Primary Offering in exchange for gross proceeds of approximately $330.3 million (approximately $290.7 million, net of costs associated with the Primary Offering), 716,260 units of limited partnership interest issued to our limited partners pursuant to our DRIP in exchange for gross proceeds of approximately $14.3 million, and 1,428,494 units of limited partnership interest issued to our limited partners pursuant to our Secondary DRIP in exchange for gross proceeds of approximately $28.6 million, less 318,237 units of limited partnership interest that we had repurchased pursuant to our unit redemption program for approximately $6.4 million.

As of December 31, 2010, we had issued an aggregate of 17,782,903 units of limited partnership interest in the Primary Offering, DRIP and the Secondary DRIP, consisting of 16,499,994 units of limited partnership interest issued to limited partners in accordance with the Primary Offering in exchange for gross proceeds of approximately $330.3 million (approximately $290.7 million, net of costs associated with the Primary Offering), 716,260 units of limited partnership interest issued to limited partners in accordance with our DRIP in exchange for gross proceeds of approximately $14.3 million, and 884,886 units of limited partnership interest issued to limited partners in accordance with our Secondary DRIP in exchange for gross proceeds of approximately $17.7 million, minus 318,237 units of limited partnership interest that we had repurchased pursuant to our unit redemption program for approximately $6.4 million.

For the year ended December 31, 2011, we have made the following distributions to our limited partners:

Period Ended	Date Paid	Distribution Amount
December 31, 2010	January 24, 2011	$ 2,938,837
January 31, 2011	February 24, 2011	2,947,439
February 28, 2011	March 24, 2011	2,668,182
March 31, 2011	April 21, 2011	2,962,386
April 30, 2011	May 24, 2011	2,874,869
May 31, 2011	June 24, 2011	2,977,340
June 30, 2011	July 22, 2011	2,888,202
July 31, 2011	August 24, 2011	2,992,754
August 31, 2011	September 23, 2011	2,998,021
September 30, 2011	October 24, 2011	2,910,231
October 31, 2011	November 23, 2011	3,015,139
November 30, 2011	December 22, 2011	2,924,689
		$ 35,098,089

For the year ended December 31, 2011, we paid distributions of $35,098,089 ($24,225,933 in cash and $10,872,156 in limited partnership units pursuant to our Secondary DRIP), as compared to cash flows from operations of $45,401,226. For the year ended December 31, 2010, we paid distributions of $34,021,035 ($22,532,428 in cash and $11,488,607 in limited partnership units pursuant to our Secondary DRIP), as compared to cash flows from operations of $46,304,951. For the period from our inception through December 31, 2011, we paid distributions of approximately $124.5 million (approximately $81.6 million in cash and approximately $42.9 million in limited partnership units pursuant to our DRIP and Secondary DRIP), on cumulative net income of approximately $148.1 million.

The distributions paid during the years ended December 31, 2011 and 2010, along with the amount of distributions reinvested pursuant to our Secondary DRIP and the sources of our distributions were as follows:

	For the Years Ended December 31,					
	2011			2010		
Distributions paid in cash	$	24,225,933		$	22,532,428	
Distributions reinvested		10,872,156			11,488,607	
Total distributions	$	35,098,089		$	34,021,035	
Source of distributions:						
Cash from operations	$	35,098,089	(100%)	$	34,021,035	(100%)
Total sources	$	35,098,089	(100%)	$	34,021,035	(100%)

G. Offering Compensation

Various parties received compensation as a result of the Offering, including the general partner, affiliates of the general partner and unaffiliated selling group members. Our Primary Offering was terminated on April 23, 2009, and the DRIP was terminated on July 21, 2009. See Note L for a description of the Offering reimbursements to and compensation of the general partner and its affiliates. Payments to unaffiliated selling group members included selling commissions (7% of gross offering proceeds, except that commissions with respect to sales under the DRIP were reduced to 1% of gross offering proceeds and no selling commissions are paid with respect to sales under the Secondary DRIP), marketing support fees (up to 1% of gross offering proceeds, except that no marketing support fees are paid with respect to sales under the DRIP and Secondary DRIP) and bona fide due diligence fees for expenses incurred in connection with the due diligence review of the Offering (not to exceed 0.5% of gross offering proceeds, except that no due diligence fees are paid with respect to sales under the DRIP and Secondary DRIP).

H. Operational Compensation

The general partner receives acquisition and origination expenses and fees of 3% of the net amount available for investment in mortgages for fees and expenses associated with the selection and origination of mortgages, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, and title insurance funded by the Partnership. The general partner also receives mortgage servicing fees of 0.25% of the aggregate outstanding loan balance held by the Partnership for services rendered in connection with the servicing of Partnership loans. In addition, the general partner receives a carried interest of 1% of Cash Available for Distribution, as defined below, and net proceeds from a capital transaction (or pro rata portion thereof) if the Partnership invests more than 82% but no more than 84.5% of the gross offering proceeds in mortgage loans; an additional 1% of Cash Available for Distribution and net proceeds from a capital transaction (or pro rata portion thereof) if the Partnership invests more than 84.5% but not more than 86.5% of the gross offering proceeds in mortgage loans; and an additional 1% of Cash Available for Distribution and net proceeds from a capital transaction (or pro rata portion thereof) for each additional 1% of additional investments in mortgages above 86.5% of the gross offering proceeds. Furthermore, prior to the receipt by the limited partners of a return of their net capital contributions and an 8% annual cumulative (non-compounded) return on their net capital contributions, the general partner receives an unsubordinated promotional interest of 10% of Cash Available for Distribution. After the limited partners receive a return of their net capital contributions and an 8% annual cumulative (non-compounded) return on their net capital contributions, the general partner will receive a subordinated promotional interest of 15% of remaining Cash Available for Distribution (including net proceeds from a capital transaction or pro rata portion thereof).

Cash Available for Distribution is the cash funds received by the Partnership from operations (other than net proceeds from a capital transaction that produces proceeds from (i) the repayment of principal or prepayment of a mortgage to the extent classified as a return of capital for federal income tax purposes, (ii) the foreclosure, sale, exchange, condemnation, eminent domain taking or other disposition of a mortgage loan or of a property subject to a mortgage, or (iii) insurance or a guarantee with respect to a mortgage), including, without limitation, interest, points, revenue participations in property appreciation and interest or dividends from interim investments, less all cash used to pay Partnership expenses and debt payments and amounts set aside for reserves.

I. Unit Redemption Program

Limited partners who have held their units for at least one year may request that the Partnership repurchase their units. A limited partner wishing to have units repurchased must mail or deliver in writing a request to the Partnership indicating such desire. However, effective June 30, 2009, in order to conserve cash and in response to increasing requests for redemptions, we limited our redemptions primarily to those requested as a result of death, disability and exigent circumstances, to the extent our general partner determines there are sufficient funds to redeem units. No units have been redeemed since May 2010.

Prior to October 15, 2010, the purchase price of repurchased units, except as described below for redemptions upon the death of a limited partner, was equal to (i) 92% of the purchase price actually paid for any units held less than two years, (ii) 94% of the purchase price actually paid for any units held for at least two years but less than three years, (iii) 96% of the purchase price actually paid for any units held for at least three years but less than four years, (iv) 98% of the purchase price actually paid for any units held for at least four years but less than five years, and (v) the lesser of the purchase price actually paid for any units held at least five years or the then-current fair market value of the units, as determined by the most recent annual valuation of units. The purchase price for units redeemed upon the death of a limited partner was the lesser of (i) the price such limited partner actually paid for the units or (ii) $20 per unit; provided, however, that the aggregate annual redemptions for all deceased limited partners was not to exceed 1% of units outstanding in the preceding 12-month period.

At such time, if any, as our general partner that the Partnership has sufficient excess cash from operations to repurchase units, except as described below for redemptions upon the death of a limited partner, the purchase price for the redeemed units, for the period beginning after a limited partner has held the units for a period of one year, will be (i) 92% of the Estimated Unit Value (as defined below) for any units held less than two years, (ii) 94% of the Estimated Unit Value for any units held for at least two years but less than three years, (iii) 96% of the Estimated Unit Value for any units held at least three years but less than four years, (iv) 98% of the Estimated Unit Value for any units held at least four years but less than five years; and (v) 100% of the Estimated Unit Value for any units held at least five years. The price the Partnership will pay for redeemed units will be offset by any net proceeds from capital transactions previously distributed to the redeeming limited partner in respect of such units as a return of his or her capital contributions. In addition, the purchase price for units redeemed upon the death of a limited partner will be 100% of the Estimated Unit Value, with the aggregate annual number of units redeemed upon death of a limited partner not to exceed 1% of units outstanding in the preceding twelve-month period. The price the Partnership will pay for units redeemed upon the death of a limited partner will be offset by any net proceeds from capital transactions previously distributed to the deceased limited partner, or his or her estate, in respect of such units as a return of capital contributions. For purposes of establishing the redemption price per unit, "Estimated Unit Value" shall mean the most recently disclosed reasonable estimated value of the Partnership's units of limited partnership interest as determined by our general partner. On March 6, 2012, our general partner determined the Estimated Unit Value to be $20.00 per unit (see Note N for further discussion), which will be used as the Estimated Unit Value until such time as our general partner provides a new estimated value of the Partnership's units of limited partnership interest.

The Partnership will not redeem in excess of 5% of the weighted average number of units outstanding during the 12-month period immediately prior to the date of redemption. Our general partner reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a limited partner or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend and/or reestablish our unit redemption program. Our general partner will determine from time to time whether the Partnership has sufficient excess cash from operations to repurchase units. Generally, the cash available for redemption will be limited to 1% of the operating cash flow from the previous fiscal year, plus any net proceeds from the DRIP and Secondary DRIP. If the funds set aside for the unit redemption program are not sufficient to accommodate all requests, at such time, if any, when sufficient funds become available, pending requests will be honored among all requesting limited partners as follows: first, pro rata as to redemptions upon the death or disability of a limited partner; next, pro rata as to limited partners who demonstrate, in the discretion of our general partner, another involuntary exigent circumstance, such as bankruptcy; and, finally, pro rata as to all other redemption requests, if any, until all other requests for redemption have been met.

The Partnership complies with the Distinguishing Liabilities from Equity topic of the FASB ASC, which requires, among other things, that financial instruments that represent a mandatory obligation of the Partnership to repurchase limited partner units be classified as liabilities and reported at settlement value. We believe that limited partner units tendered for redemption by the unit holder under the Partnership's unit redemption program do not represent a mandatory obligation until such redemptions are approved at the discretion of our general partner. At such time, we will reclassify such obligations from equity to an accrued liability based upon their respective settlement values. As of December 31, 2011, we did not have any approved redemption requests included in our liabilities.

The following table summarizes the redemption activity for the years ended December 31, 2011, 2010 and 2009. The amounts presented are in total units:

	For the Years Ended December 31,		
	2011	2010	2009
Balance, beginning of year	508,000	191,000	-
Redemption requests received	217,000	341,000	350,000
Redemption requests cancelled	(6,000)	-	-
Units redeemed	-	(24,000)	(159,000)
Balance, end of year	719,000	508,000	191,000

J. Commitments and Contingencies

From time to time, the Partnership enters into guarantees of debtor's borrowings and provides credit enhancements for the benefit of senior lenders in connection with the Partnership's debtors and investments in partnerships (collectively referred to as "guarantees"), and account for such guarantees in accordance with FASB ASC 460-10 *Guarantees*. Guarantees generally have fixed expiration dates or other termination clauses and may require payment of a fee by the debtor. A guarantee involves, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The Partnership's exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the guarantee.

In February 2009, the Partnership deposited $1.5 million into a money market account (the "Deposit Account") with LegacyTexas Bank ("LegacyTexas") for the purpose of providing collateral to LegacyTexas for the benefit of UMTH Lending Company, L.P., a Delaware limited partnership ("UMTH Lending"). UMTH Lending and the Partnership's general partner are each owned 99.9% by UMT Holdings, L.P. and 0.1% by UMT Services, Inc., which serves as the general partner for both UMTH Lending and the Partnership's general partner. The Partnership provided LegacyTexas a security interest in the Deposit Account as further collateral for a loan (the "UMTH Lending Loan") obtained by UMTH Lending from LegacyTexas. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In November 2010, UMTH Lending refinanced the UMTH Lending Loan with United Texas Bank ("UTB"). In conjunction with this refinance, the Partnership deposited $1.5 million into a deposit account (the "UTB Deposit Account") with UTB for the purpose of providing collateral to UTB for the benefit of UMTH Lending. The UTB Deposit Account replaced the Deposit Account previously established with LegacyTexas. The Partnership provided the UTB Deposit Account as further collateral for a loan obtained by UMTH Lending from UTB (the "UTB-UMTH Lending Loan"). In consideration for providing the Deposit Account and UTB Deposit Account (collectively, the "UMTH Lending Deposit Accounts") as collateral for the UMTH Lending Loan and the UTB-UMTH Lending Loan (collectively, the "UMTH Lending Loans"), UMTH Lending agreed to pay the Partnership a fee equal to 3% per annum of the amount outstanding in the UMTH Lending Deposit Accounts, paid in 12 monthly installments per year for each year that the UMTH Lending Deposit Accounts secure the UMTH Lending Loans. The UTB Deposit Account is included as restricted cash on the Partnership's balance sheet. The fee is included in mortgage and transaction service revenues – related party income (see Note L for further discussion).

In August 2009, the Partnership entered into a guarantee (the "TCB Guarantee") with Texas Capital Bank, National Association ("Texas Capital"), by which the Partnership guaranteed the repayment of up to $5 million owed to Texas Capital Bank with respect to that certain promissory note between UMT Home Finance, L.P., a Delaware limited partnership ("UMT Home Finance"), and Texas Capital. UMT Home Finance is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the TCB Guarantee, the Partnership entered into a letter agreement with UMT Home Finance which provides for UMT Home Finance to pay the Partnership annually, in advance, an amount equal to 1% of the Partnership's maximum exposure under the TCB Guarantee (i.e., $50,000 per annum). These fees are included in the Partnership's mortgage and transaction service revenues – related party income (see Note L for further discussion).

In March 2010, the Partnership entered into a guaranty (the "Resort Island Guaranty") for the benefit of the Bank of Las Colinas ("BOLC"), pursuant to which the Partnership guaranteed the repayment of up to $925,000 owed to BOLC with respect to a loan between UDFLOF Resort Island, L.P. ("UDFLOF Resort Island"), a Delaware limited partnership ("UDFLOF Resort Island"), and BOLC. UDFLOF Resort Island is a wholly owned subsidiary of United Development Funding Land Opportunity Fund, L.P. ("UDF LOF"), a Delaware limited partnership. Our general partner is an affiliate of UDF LOF. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the Resort Island Guaranty, the Partnership entered into a letter agreement with UDFLOF Resort Island which provides for UDFLOF Resort Island to pay the Partnership a guaranty fee equal to 1% of the Partnership's maximum exposure (i.e., $9,250) under the guaranty, which was paid to the Partnership upon the execution of the guaranty and is included in the Partnership's mortgage and transaction service revenues – related party income (see Note L for further discussion). UDFLOF Resort Island paid off the loan to BOLC in December 2010, thus extinguishing the guarantee.

In April 2010, the Partnership entered into a guaranty (the "UDF IV HF Guaranty") for the benefit of Community Trust Bank of Texas ("CTB"), pursuant to which the Partnership guaranteed the repayment of up to $6 million owed to CTB with respect to a revolving line of credit loan between UDF IV Home Finance, L.P., a Delaware limited partnership ("UDF IV Home Finance"), and CTB. UDF IV Home Finance is a wholly owned subsidiary of UDF IV, a Maryland real estate investment trust. Our general partner serves as the asset manager for UDF IV and an affiliate of the general partner serves as the advisor for UDF IV. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UDF IV HF Guaranty, the Partnership entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay the Partnership an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum). The fee is to be paid in 12 equal monthly installments and is included in the Partnership's mortgage and transaction service revenues – related party income (see Note L for further discussion).

In April 2010, the Partnership entered into a guaranty (the "UMT 15th Street Guaranty") for the benefit of CTB, pursuant to which the Partnership guaranteed the repayment of up to $1.6 million owed to CTB with respect to a loan between UMT 15th Street, L.P., a Delaware limited partnership ("UMT 15th Street"), and CTB. UMT 15th Street is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT 15th Street Guaranty, the Partnership entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. The fee is included in mortgage and transaction service revenues – related party income (see Note L for further discussion).

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders. As security for the UDF I – Brockhoeft Loan, the Partnership provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of the Partnership's existing and future assets. Our general partner serves as the asset manager for UDF I. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In consideration of the Partnership's secured guaranty, commencing July 31, 2010, UDF I agreed to pay the Partnership a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. These fees are included in the Partnership's mortgage and transaction service revenues – related party income (see Note L for further discussion).

In August 2010, the Partnership entered into a guaranty (the "UDF IV Acquisitions Guaranty") for the benefit of CTB pursuant to which the Partnership guaranteed the repayment of up to $8 million owed to CTB with respect to a revolving line of credit loan between UDF IV Acquisitions, L.P., a Delaware limited partnership ("UDF IV Acquisitions"), and CTB. UDF IV Acquisitions is a wholly owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of the general partner serves as the advisor for UDF IV. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership has requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UDF IV Acquisitions Guaranty, the Partnership entered into a letter agreement with UDF IV Acquisitions which provides for UDF IV Acquisitions to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month. This fee is included in the Partnership's mortgage and transaction service revenues – related party income (see Note L for further discussion).

In December 2010, the Partnership entered into a guaranty (the "UDF IV Finance II Guaranty") for the benefit of The F&M Bank and Trust Company ("F&M"), pursuant to which the Partnership guaranteed the repayment of up to $7.5 million owed to F&M with respect to a loan between UDF IV Finance II, L.P., a Delaware limited partnership ("UDF IV Finance II"), and F&M. UDF IV Finance II is a wholly owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by the Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UDF IV Finance II Guaranty, the Partnership entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month. This fee is included in the Partnership's mortgage and transaction service revenues – related party income (see Note L for further discussion).

In May 2011, the Partnership entered into a guaranty (the "UMT HF III Guaranty") for the benefit of Veritex Community Bank, National Association ("Veritex"), pursuant to which the Partnership guaranteed the repayment of up to $4.3 million owed to Veritex with respect to a loan between UMT Home Finance III, L.P., a Delaware limited partnership ("UMT HF III"), and Veritex. UMT HF III is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT HF III Guaranty, the Partnership entered into a letter agreement with UMT HF III which provides for UMT HF III to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. The fee is included in mortgage and transaction service revenues – related party income (see Note L for further discussion).

In August 2011, the Partnership entered into a guaranty (the "UMT HF II Guaranty") for the benefit of First Financial Bank, N.A. ("FFB"), pursuant to which the Partnership guaranteed the repayment of up to $250,000 owed to FFB with respect to a loan between UMT Home Finance II, L.P., a Delaware limited partnership ("UMT HF II"), and FFB. UMT HF II is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT HF II Guaranty, the Partnership entered into a letter agreement with UMT HF II which provides for UMT HF II to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. The fee is included in mortgage and transaction service revenues – related party income (see Note L for further discussion).

In October 2011, the Partnership entered into a guaranty (the "UMT HF II Green Bank Guaranty") for the benefit of Green Bank, N.A. ("Green Bank"), pursuant to which the Partnership guaranteed the repayment of up to $5 million owed to Green Bank with respect to a loan between UMT HF II and Green Bank. UMT HF II is a wholly owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In connection with the UMT HF II Green Bank Guaranty, the Partnership entered into a letter agreement with UMT HF II which provides for UMT HF II to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. The fee is included in mortgage and transaction service revenues – related party income (see Note L for further discussion).

As of December 31, 2011, we had 14 outstanding guarantees, including: (1) 13 limited repayment guarantees with total credit risk to us of approximately $65.4 million, of which approximately $47.8 million has been borrowed against by the debtor and (2) one letter of credit issued on behalf of a borrower with total credit risk to us of approximately $400,000, of which no amount has been borrowed against by the debtor.

As of December 31, 2010, the Partnership had 11 outstanding guarantees, including: (1) 10 limited repayment guarantees with total credit risk to the Partnership of approximately $50.0 million, of which approximately $37.5 million had been borrowed against by the debtor; and (2) one letter of credit issued on behalf of a borrower with total credit risk to the Partnership of approximately $400,000, none of which had been borrowed against by the debtor.

As of December 31, 2011, we had originated 60 loans, including 31 loans that have been repaid in full by the respective borrower, totaling approximately $537.3 million. We had approximately $35.1 million of commitments to be funded, including approximately $12.3 million of commitments for mortgage notes receivable – related party and $9.5 million for participation interest – related party. For the year ended December 31, 2011, we originated 2 loans, sold 3 loan participations, and did not purchase any loans or acquire any additional participation interests.

As of December 31, 2010, we had originated 58 loans, including 24 loans that have been repaid in full by the respective borrower, totaling approximately $456.9 million. We had approximately $65.9 million of commitments to be funded, including approximately $36.5 million of commitments for mortgage notes receivable – related party and $17.9 million for participation interest – related party. For the year ended December 31, 2010, we originated 2 loans, purchased 1 loan, sold 5 loan participations, and did not acquire any additional participation interests.

To date, the Partnership has not incurred losses from guarantees entered into, and the debt that is guaranteed is also collateralized by real estate. The value of such real estate may or may not be sufficient to settle such obligations if liquidated.

K. General and Administrative Expenses

General and administrative expenses and general and administrative expenses – related party of the Partnership are summarized in the following charts:

General and Administrate Expenses	For the Years Ended December 31, 2011	2010	2009
Investor relations	$ 450,000	$ 525,000	$ 237,000
Professional fees	327,000	240,000	300,000
Other	263,000	404,000	200,000
Total general and administrative expenses	$ 1,040,000	$ 1,169,000	$ 737,000

General and Administrative Expenses – Related Party	For the Years Ended December 31, 2011	2010	2009
Amortization of Acquisition & Origination Expense and Fees	$ 1,221,000	$ 1,217,000	$1,097,000
Mortgage Servicing Fee	892,000	815,000	715,000
Amortization of Debt Placement Fees	22,000	71,000	46,000
Operating Reimbursement Expense	563,000	683,000	849,000
Total general and administrative expenses – related party	$ 2,698,000	$ 2,786,000	$2,707,000

L. Related Party Transactions

As of December 31, 2011, we have approximately $52.0 million of mortgage notes receivables – related party, consisting of 7 related party loans and one participation interest – related party totaling approximately $66.2 million. Mortgage notes receivables – related party and participation interest – related party represent approximately 33% of our total assets. As of December 31, 2011, we have approximately $2.8 million of accrued interest receivable – related party, and we have paid our general partner approximately $10.0 million for acquisition and origination fee expenses associated with the mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. For the year ended December 31, 2011, we recognized approximately $15.2 million and $1.0 million for interest income – related party and mortgage and transaction service revenues – related party, respectively. We also recognized approximately $2.7 million of general and administrative expenses – related party for the year ended December 31, 2011. As of December 31, 2011, we had nine outstanding limited repayment guarantees benefitting related parties with total credit risk to us of approximately $52.7 million, of which approximately $37.1 million has been borrowed against by the debtor.

As of December 31, 2010, we have approximately $54.6 million of mortgage notes receivables – related party, consisting of 9 related party loans, and one participation interest – related party totaling approximately $57.9 million. Mortgage notes receivables – related party and participation interest – related party represent approximately 33% of our total assets. As of December 31, 2010, we have approximately $2.3 million of accrued interest receivable – related party, and we have paid our general partner approximately $9.6 million for acquisition and origination fee expenses associated with the mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. For the twelve months ended December 31, 2010, we recognized approximately $14.7 million and $829,000 for interest income – related party and mortgage and transaction service revenues – related party, respectively. We also recognized approximately $2.8 million of general and administrative expenses – related party for the twelve months ended December 31, 2010. As of December 31, 2010, we had six outstanding limited repayment guarantees benefitting related parties with total credit risk to us of approximately $40.6 million, of which approximately $30.3 million has been borrowed against by the debtor.

Land Development and certain of its affiliates receive fees in connection with the acquisition and management of the assets and reimbursement of costs of the Partnership.

In connection with the Offering, Land Development was entitled to receive 1.5% of the gross offering proceeds (excluding proceeds from our DRIP and Secondary DRIP) for reimbursement of organization and offering expenses. The Primary Offering was terminated on April 23, 2009. As such, we paid no reimbursements to Land Development for organization and offering expenses for the years ended December 31, 2011 and 2010.

In addition, in connection with the Offering, Land Development was entitled to a reimbursement of up to 0.5% of the gross offering proceeds for bona fide due diligence expenses incurred by unaffiliated selling group members and paid by us through Land Development (except that no such due diligence expenses were to be paid with respect to sales under our DRIP and Secondary DRIP). Land Development or its affiliates determined the amount of expenses owed for organization and offering expenses and bona fide due diligence expenses. Since the Primary Offering was terminated on April 23, 2009, we paid no reimbursements to Land Development for bona fide due diligence expenses for the years ended December 31, 2011 and 2010.

In connection with the Offering, we paid wholesaling fees of up to 1.2% of our gross offering proceeds (excluding proceeds from sales under our DRIP and Secondary DRIP) to IMS Securities, Inc., an unaffiliated third party. From such amount, IMS Securities, Inc. re-allowed up to 1% of our gross offering proceeds to wholesalers that were employed by an affiliate of Land Development. We reimbursed Land Development for such wholesaling fees paid by Land Development on our behalf. Since the Primary Offering was terminated on April 23, 2009, we paid no reimbursements to Land Development for wholesaling fees for the years ended December 31, 2011 and 2010.

In connection with the Offering, UMTH Funding Services, L.P. ("UMTH Funding") was entitled to receive 0.8% of the gross offering proceeds (excluding proceeds from sales under our DRIP and Secondary DRIP) as a marketing support fee for marketing and promotional services provided to selling group members. UMTH Funding and Land Development are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both UMTH Funding and Land Development. Since the Primary Offering was terminated on April 23, 2009, we paid no reimbursements to UMTH Funding for marketing support fees for the years ended December 31, 2011 and 2010.

During 2009, UMTH Funding was reimbursed for operating expenses incurred in assisting Land Development in our management (the "Operating Expense Reimbursement"). Effective January 1, 2010, we began reimbursing UMTH General Services, L.P. ("General Services"), instead of UMTH Funding, for operating expenses incurred by General Services in assisting Land Development in our management. General Services and Land Development are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both General Services and Land Development.

We incurred placement fees of 3% of the net amount available for investment in mortgages for fees and expenses associated with the selection and origination of mortgages, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, and title insurance funded by us. Such fees are amortized into expense on a straight line basis and are currently being paid to Land Development. The unpaid portion of these fees is included in accrued liabilities – related party on our balance sheet.

Land Development currently receives an unsubordinated promotional interest equal to 10% of cash available for distribution prior to the return to our limited partners of all of their capital contributions and an 8% annual cumulative (non-compounded) return on their net capital contributions. After our limited partners receive a return of their net capital contributions and an 8% annual cumulative (non-compounded) return on their net capital contributions, Land Development will receive a subordinated promotional interest equal to 15% of remaining cash available for distribution, including net proceeds from capital transactions or a pro rata portion thereof.

Land Development receives a carried interest, which is an equity interest in us to participate in all distributions (the "Carried Interest"), other than distributions attributable to its promotional interest of cash available for distribution and net proceeds from capital transactions. If Land Development enters into commitments to investments in mortgages in excess of 82% of the gross offering proceeds, it will be entitled to a carried interest equal to (a) 1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross offering proceeds (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1% for the next 2% of additional commitments to investments in mortgages above 84.5% of the gross offering proceeds (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1% for each additional 1% of additional commitments to investments in mortgages above 86.5% of the gross offering proceeds (or a fractional percentage equal to the fractional amount of any 1% of additional commitments to investments in mortgages).

For services rendered in connection with the servicing of our loans, we incur a monthly mortgage servicing fee (the "Mortgage Servicing Fee") to Land Development equal to one-twelfth of 0.25% of our aggregate outstanding development mortgage notes receivable balance as of the last day of the month. Such fees are included in general and administrative – related party expenses. The unpaid portion of such fees is included in accrued liabilities – related party on our balance sheet.

On September 21, 2009, the Partnership entered into the $15 million Brockhoeft Credit Facility with Wesley J. Brockhoeft (as discussed in Note E). In conjunction with the Brockhoeft Credit Facility, the Partnership paid UMTH Funding a debt placement fee equal to 1% ($150,000) of the Brockhoeft Credit Facility, which is being amortized over the term of the Brockhoeft Credit Facility.

An affiliate of Land Development serves as the advisor to UMT and UDF IV. Land Development serves as the asset manager of UDF I and UDF IV.

The chart below summarizes the payment of related party fees and reimbursements associated with the Offering and origination and management of assets for the years ended December 31, 2011, 2010 and 2009. We believe that these fees and reimbursements are reasonable and customary for comparable mortgage programs.

		For the Years Ended December 31,					
Payee	Purpose	2011		2010		2009	
Land Development							
	Organization & Offering Expenses	$ -	-	$ -	-	$ 533,000	6%
	Bona Fide Due Diligence Fees	-	-	-	-	178,000	2%
	Wholesaler Reimbursement	-	-	-	-	127,000	2%
	Acquisition & Origination Expenses and Fees	472,000	6%	131,000	7%	1,250,000	15%
	Promotional Interest	5,099,000	68%	1,004,000	50%	3,509,000	43%
	Carried Interest	755,000	10%	143,000	7%	516,000	6%
	Mortgage Servicing Fee	1,045,000	14%	328,000	16%	700,000	9%
UMTH Funding							
	Marketing Support Fees	-	-	-	-	360,000	4%
	Operating Reimbursement Expense	-	-	-	-	901,000	11%
	Debt Placement Fee	-	-	-	-	150,000	2%
UMTH General Services							
	Operating Reimbursement Expense	115,000	2%	408,000	20%	-	-
Total Payments		$ 7,486,000	100%	$ 2,014,000	100%	$ 8,224,000	100%

The chart below summarizes general and administrative – related party expense for the years ended December 31, 2011, 2010 and 2009. We believe that these expenses are reasonable and customary for comparable mortgage programs

General and administrative – related party	For the Years Ended December 31, 2011			2010			2009	
Amortization of Acquisition & Origination Expense and Fees	$	1,221,000	45%	$ 1,217,000	44%	$	1,097,000	41%
Mortgage Servicing Fee		892,000	33%	815,000	29%		715,000	26%
Amortization of Debt Placement Fees		22,000	1%	71,000	2%		46,000	2%
Operating Reimbursement Expense		563,000	21%	683,000	25%		849,000	31%
Total General and administrative – related party	$	2,698,000	100%	$ 2,786,000	100%	$	2,707,000	100%

Mortgage Notes Receivable – Related Party

In September 2007, we originated a secured promissory note to UDF PM, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I ("UDF PM"), in the principal amount of approximately $6.4 million, and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that such loan is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. Our general partner serves as the asset manager for UDF I. Such secured promissory note, which bears an interest rate of 15% per annum, is initially collateralized by a second lien deed of trust on approximately 335 finished lots and 15 acres of land located in Texas and, per the First Amendment to Secured Promissory Note, matures on September 4, 2012. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. In connection with this note, UDF PM agreed to pay us commitment fees equal to 3% of each advance on the note, or $187,500. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. For the year ended December 31, 2010 approximately $44,000 in commitment fee income is included in mortgage and transaction service revenues – related party. For the year ended December 31, 2011, we did not recognize any commitment fee income on this note. For the years ended December 31, 2011 and 2010, we recognized approximately $1.0 million and $1.2 million, respectively, of interest income – related party related to this note, of which approximately $17,000 and $186,000 is included in accrued interest receivable – related party as of December 31, 2011 and 2010, respectively. Approximately $4.2 million and $8.7 million is included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively.

In November 2007, we originated a secured promissory note to United Development Funding X, L.P. a Delaware limited partnership and wholly-owned subsidiary of our general partner ("UDF X"),, in the principal amount of approximately $70 million, and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager of UDF I. In August 2008, we amended this secured promissory note to reduce the commitment amount to $25 million. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a pledge of 100% of the ownership interests in UDF X and is payable on November 11, 2012. In connection with this note, UDF X agreed to pay us commitment fees equal to 3% of each advance on the note, or approximately $751,000. For each of the years ended December 31, 2011 and 2010, approximately $165,000 in commitment fee income is included in mortgage and transaction service revenues – related party. For the years ended December 31, 2011 and 2010, we recognized approximately $3.2 million and $3.5 million, respectively, of interest income – related party related to this note, of which approximately $288,000 and $9,000, respectively, is included in accrued interest receivable – related party as of December 31, 2011 and 2010. Approximately $22.7 million and $21.2 million is included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively.

In December 2007, we originated a secured promissory note to UDF Northpointe, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6 million (the "UDF NP Loan"), and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. In December 2008, UDF Northpointe, LLC was purchased by an unrelated third party, who thus assumed the UDF NP Loan. In May 2009, UDF Northpointe, LLC assigned its obligations associated with the UDF NP Loan and its interests in the collateral by special warranty deed to UDF Northpointe II, LP ("Northpointe II"), a subsidiary of UDF I. Concurrent with this assignment, UDF Northpointe, LLC entered into a contract for deed with Northpointe II whereby UDF Northpointe, LLC agreed to make payments to Northpointe II for all debt service payments in consideration for Northpointe II transferring ownership and possession of the collateral back to UDF Northpointe, LLC. The secured promissory note, which bears an interest rate of 12% per annum, is initially collateralized by a second lien deed of trust on 251 finished lots and 110 acres of land in Texas and was payable on December 28, 2010, but the maturity date was extended to December 28, 2013 pursuant to a modification agreement effective as of June 30, 2011, which increased the UDF NP Loan to a maximum of $15 million, pursuant to a second secured promissory note in the principal amount of $9 million. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The second secured promissory note bears the same interest rate and is secured by the same collateral as the original promissory note. For the years ended December 31, 2011 and 2010, we recognized approximately $1.3 million and $1.1 million, respectively of interest income – related party related to the UDF NP Loan. There was no balance in accrued interest receivable – related party associated with the UDF NP Loan as of December 31, 2011 or 2010. Approximately $11.6 million and $10.1 million is included in mortgage notes receivable – related party associated with the UDF NP Loan as of December 31, 2011 and 2010, respectively.

In August 2008, we originated a secured revolving line of credit to UDF LOF in the principal amount of up to $25 million, pursuant to a Secured Line of Credit Promissory Note (the "UDF LOF Note"). The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF. The UDF LOF Note, which bears interest at a base rate equal to 15% per annum, is secured by a lien of all of UDF LOF's existing and future acquired assets. In connection with the UDF LOF Note, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the UDF LOF Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. In August 2011, we amended the UDF LOF Note to reduce the commitment amount to $10 million and extend the maturity date from August 20, 2011 to August 20, 2013. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. In January 2010, the balance of the UDF LOF Note was paid in full, although UDF LOF still has the ability to draw on the UDF LOF Note until it matures. In connection with this note, UDF LOF agreed to pay us commitment fees equal to 3% of each advance on the note, or approximately $587,000. For the years ended December 31, 2011 and 2010, approximately $138,000 and $216,000, respectively, in commitment fee income is included in mortgage and transaction service revenues – related party. We did not recognize any interest income – related party related to the UDF LOF Note for the years ended December 31, 2011 and 2010. There was no balance in accrued interest receivable – related party associated with the UDF LOF Note as of December 31, 2011 or 2010.

In August 2008, we originated a secured promissory note with Buffington Capital Homes, Ltd., a Texas limited partnership ("Buffington Capital"), in the principal amount of $2.5 million (the "BCH Note"). Our general partner has a minority partner interest in Buffington Capital. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BCH Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Capital. Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Signature Homes, LLC

("Buffington Signature"), which is ultimately owned and controlled by Buffington Homebuilding Group, LTD, a Texas limited partnership ("BHG"). Land Development owns a minority limited partnership interest in BHG. As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, Buffington Signature succeeded to all the rights, responsibilities and obligations of Buffington Capital under the BCH Note. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. Buffington Signature's payment and performance of the BCH Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Second Amendment to Loan Agreement dated August 12, 2010, matured on August 12, 2011 with no balance outstanding on the note. We did not recognize any interest income – related party related to the BCH Note for the year ended December 31, 2011. For the year ended December 31, 2010, we recognized approximately $16,000 of interest income – related party related to the BCH Note. There was no balance in mortgage notes receivable – related party or accrued interest receivable – related party associated with the BCH Note as of December 31, 2011 or 2010.

In August 2008, we originated a secured promissory note with Buffington Texas Classic Homes, Ltd., a Texas limited partnership ("Buffington Classic"), in the principal amount of $2 million (the "BTC Note"). Our general partner has a minority partner interest in Buffington Classic. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BTC Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Classic. Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Texas Classic Homes, LLC ("BTC LLC"), which is ultimately owned and controlled by BHG. Land Development owns a minority limited partnership interest in BHG. As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, BTC LLC succeeded to all the rights, responsibilities and obligations of Buffington Classic under the BTC Note. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. BTC LLC's payment and performance of the BTC Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Third Amendment to Loan Agreement dated August 21, 2011, is payable on August 21, 2012. We did not recognize any interest income – related party related to the BTC Note for year ended December 31, 2011. For the year ended December 31, 2010, we recognized approximately $10,000 of interest income – related party related to the BTC Note. There was no balance in mortgage notes receivable – related party or accrued interest receivable – related party associated with the BTC Note as of December 31, 2011 or 2010.

Effective December 2008, the Partnership modified a secured promissory note evidencing a loan (the "HTC Loan") in the principal amount of approximately $8.1 million that it had originated with UDF I in December 2006 in the principal amount of approximately $6.9 million. Our general partner serves as the asset manager for UDF I. In connection with the origination of such promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that such loan is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. UDF I's obligations under the HTC Loan are initially secured by a first lien deed of trust filed on 190 undeveloped, entitled single-family home lots located in Thornton, Colorado. The note bears interest at a base rate equal to 12% per annum and interest payments are due monthly. Effective June 30, 2011, the HTC loan was increased to a maximum of $12.8 million, pursuant to a second secured promissory note in the principal amount of $4.7 million. The second secured promissory note bears the same interest rate and is secured by the same collateral as the original promissory note. The note had an initial maturity date of December 31, 2011, but was extended to June 30, 2012 pursuant to a fourth amendment to secured promissory note effective as of June 30, 2011. For the years ended December 31, 2011 and 2010, we recognized $1.4 million and $1.2 million, respectively, of interest income – related party related to the

HTC Loan. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2011 or 2010. Approximately $12.6 million and $11.1 million is included in mortgage notes receivable – related party as of December 31, 2011 and 2010, respectively, related to the HTC Loan.

In July 2009, we originated a secured promissory note to OU Land Acquisitions, LP, a Texas limited partnership and wholly-owned subsidiary of UDF I ("OU Land"), in the principal amount of approximately $2.0 million, and in connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. The secured promissory note, which bore an interest rate of 15% per annum, was collateralized by a first lien on 56 acres of land located in Houston, Texas and was payable on June 14, 2010, but remained outstanding as of December 31, 2010. In January 2011, this note was paid off upon a sale of the underlying collateral. Approximately $2.8 million is included in mortgage notes receivable – related party as of December 31, 2010. For the years ended December 31, 2011 and 2010, we recognized approximately $22,000 and $375,000, respectively, of interest income – related party related to this note. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2011 or 2010.

In November 2010, we assumed a secured promissory note to UDF TX One, LP, a Texas limited partnership and wholly-owned subsidiary of UDF I ("UDF TX One"), in the principal amount of $8.0 million. Our general partner serves as the asset manager for UDF I. In connection with the origination of the promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. The secured promissory note, which bore an interest rate of 9.55% per annum, was collateralized by finished lots in Douglas County, Colorado and was payable on January 31, 2011. This note was paid in full in January 2011. Approximately $125,000 is included in mortgage notes receivable – related party as of December 31, 2010. For the years ended December 31, 2011 and 2010, we recognized approximately $200 and $3,000, respectively, of interest income – related party related to this note. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2011. Approximately $1,000 was included in accrued interest receivable – related party associated with this note as of December 31, 2010.

In April 2011, we originated a promissory note to UDF Ash Creek, LP (the "Ash Creek Note"), a Delaware limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of $50,000, and in connection therewith required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the Ash Creek Note is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. Our general partner serves as the asset manager for UDF I. The Ash Creek Note, which bears interest at a base rate equal to 15% per annum, was originally payable on December 5, 2011. Effective December 5, 2011, we entered into an extension agreement with the borrower pursuant to which the maturity date of the Ash Creek Note was extended to December 21, 2012. The Ash Creek Note is secured by a second lien deed of trust. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. For the year ended December 31, 2011, we recognized approximately $5,600 of interest income – related party related to the Ash Creek Note, all of which was included in accrued interest receivable – related party as of December 31, 2011. Approximately $50,000 is included in mortgage notes receivable – related party associated with the Ash Creek Note as of December 31, 2011.

Participation Interest – Related Party

In September 2008, we entered into an Economic Interest Participation Agreement with UMT pursuant to which we purchased (i) an economic interest in the UMT Loan and (ii) a purchase option to acquire a full ownership participation interest in the UMT Loan (the "Option"). Our general partner serves as the asset manager for UMT and UDF I. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the Economic Interest Participation Agreement is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances. As of December 31, 2010, the UMT Loan was a $60 million revolving line of credit facility evidenced by a Third Amended and Restated Secured Line of Credit Promissory Note dated as of August 17, 2009, as extended to December 31, 2010 by an amendment effective December 31, 2009. Effective December 31, 2010, the UMT Loan was subsequently increased to $75 million and the maturity date was extended to December 31, 2011 as evidenced by a Second Amendment to Third Amended and Restated Secured Line of Credit Promissory Note dated as of December 31, 2010. Effective December 31, 2011, the UMT Loan was amended and the maturity date was extended to December 31, 2012 as evidenced by a Third Amendment to Third Amended and Restated Secured Line of Credit Promissory Note dated as of December 31, 2011 (as amended, the "UMT Note"). In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The UMT Loan is secured by a security interest in the assets of UDF I including UDF I's land development loans and equity investments pursuant to the First Amended and Restated Security Agreement dated as of September 30, 2004, executed by UDF I in favor of UMT (the "Security Agreement").

Pursuant to the Economic Interest Participation Agreement, each time UDF I requests an advance of principal under the UMT Note, we will fund the required amount to UMT for application to its funding obligation to UDF I under the UMT Loan, and our economic interest in the UMT Loan will increase proportionately. Our economic interest in the UMT Loan gives us the right to receive payment from UMT of principal and accrued interest relating to amounts funded by us to UMT which are applied towards UMT's funding obligations to UDF I under the UMT Loan. We may abate our funding obligations under the Economic Interest Participation Agreement at any time for a period of up to twelve months by giving UMT notice of the abatement.

The Option gives us the right to convert our economic interest into a full ownership participation interest in the UMT Loan at any time by giving written notice to UMT and paying an exercise price of $100. The participation interest includes all rights incidental to ownership of the UMT Note and the Security Agreement, including participation in the management and control of the UMT Loan. UMT will continue to manage and control the UMT Loan while we own an economic interest in the UMT Loan. If we exercise our Option and acquire a participation interest in the UMT Loan, UMT will serve as the loan administrator but both UMT and we will participate in the control and management of the UMT Loan. The purpose of the UMT Loan is to finance UDF I's investments in real estate development projects. The UMT Loan interest rate is the lower of 14% per annum or the highest rate allowed by law. UDF I may use the UMT Loan proceeds to finance indebtedness associated with the acquisition of any assets and to seek income that qualifies under the Real Estate Investment Trust provisions of the Internal Revenue Code of 1986, as amended, to the extent such indebtedness, including indebtedness financed by funds advanced under the UMT Loan and indebtedness financed by funds advanced from any other source, including senior debt, is no less than 68% of the appraised value of all subordinate loans and equity interests for land development and/or land acquisition owned by UDF I and 75% for first lien secured loans for land development and/or acquisitions owned by UDF I. For the years ended December 31, 2011 and 2010, we recognized approximately $8.3 million and $7.3 million, respectively, of interest income – related party related to the Economic Interest Participation Agreement, of which approximately $2.3 million and $2.0 million is included in accrued interest receivable – related party for the years ended December 31, 2011 and 2010, respectively.

The UMT Loan is subordinate to the UDF I – Brockhoeft loan. As of December 31, 2011 and 2010, approximately $65.5 million and $57.1 million, respectively, in assets related to the Economic Interest Participation Agreement is included in participation interest – related party.

Loan Participations Sold to Related Parties

From inception through December 31, 2011, we have entered into 8 loan participation agreements with related parties whereby a related party has purchased a participation interest in a mortgage investment that we have originated. As of December 31, 2011, 6 of these agreements remain outstanding.

Our related parties participate in these mortgage investments by funding our lending obligations up to a maximum amount for each participation. Such participations entitle our related parties to receive payments of principal up to the amounts they have funded and interest from our borrower on the amounts they have funded and to share in the proceeds of the collateral for the loan, including the land and related improvements to residential property owned by the borrowers and/or the ownership interests of the borrower that secure the original mortgage investment. The income earned by our related parties and the amounts our borrowers owe to our related parties for principal and interest earned with respect to these participation agreements are not reflected in our financial statements.

Buffington Bear Creek Note

In September 2008, we originated an $8.8 million secured promissory note (the "Buffington Bear Creek Note") with Buffington Land, Ltd., an unaffiliated Texas limited partnership, and Len-Buf Land Acquisitions of Texas, L.P., an unaffiliated Texas limited partnership, as co-borrowers (collectively, "Buffington"). The Buffington Bear Creek Note was initially evidenced and secured by a first lien deed of trust recorded against approximately 67 finished residential lots in the Bridges at Bear Creek residential subdivision in Austin, Texas. The interest rate under the Buffington Bear Creek Note was the lower of 14% or the highest rate allowed by law. Buffington was required to pay interest monthly and to repay a portion of principal upon the sale of residential lots covered by the deed of trust. Pursuant to the Third Note and Loan Modification Agreement, the Buffington Bear Creek Note was scheduled to mature on June 30, 2011, although it was fully repaid in October 2010. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors.

Effective December 2008, we entered into a loan participation agreement with UMT, pursuant to which UMT purchased a participation in the Buffington Bear Creek Note (the "UMT Bear Creek Participation"). An affiliate of our general partner serves as the advisor to UMT. Effective January 2010, we entered into a loan participation agreement with UDF IV, pursuant to which UDF IV also purchased a participation interest in the Buffington Bear Creek Note (the "UDF IV Bear Creek Participation"). Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. The UMT Bear Creek Participation and the UDF IV Bear Creek Participation gave UMT and UDF IV the right to receive payment from us of principal and accrued interest relating to amounts they funded under their participation agreements.

On April 9, 2010, we entered into an Agent – Participant Agreement with UDF IV (the "Agent Agreement"). In accordance with the Agent Agreement, we continued to manage and control the Buffington Bear Creek Note and UDF IV appointed us as its agent to act on its behalf with respect to all aspects of the Buffington Bear Creek Note, provided that, pursuant to the Agent Agreement, UDF IV retained approval rights in connection with any material decisions pertaining to the administration and services of the loan and, with respect to any material modification to the loan and in the event that the loan became non-performing, UDF IV had effective control over the remedies relating to the enforcement of the loan, including ultimate control of the foreclosure process.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the Buffington Bear Creek Note. As the Buffington Bear Creek Note was fully repaid in October 2010, neither UMT nor UDF IV had any outstanding participation interest as of December 31, 2011 or 2010. For the year ended December 31, 2010, we recognized approximately $15,000 of interest income on the Buffington Bear Creek Note.

BCH Note and BTC Note

In August 2008, we originated the $2.5 million BCH Note and the $2.0 million BTC Note with Buffington Capital and Buffington Classic, respectively (collectively, "Buff Homes").

Effective March 2010, we entered into two Participation Agreements (collectively, the "BCH and BTC Participation Agreements") with UDF IV, pursuant to which UDF IV purchased a participation interest in the BCH Note and the BTC Note (collectively, the "Lot Inventory Loans"). Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc. stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the BCH and BTC Participation Agreements, UDF IV will participate in the Lot Inventory Loans by funding our lending obligations under the Lot Inventory Loans. The BCH and BTC Participation Agreements give UDF IV the right to receive repayment of all principal and accrued interest relating to amounts funded by them under the BCH and BTC Participation Agreements. UDF IV's participation interest is repaid as Buff Homes repays the Lot Inventory Loans. For each loan originated, Buff Homes is required to pay interest monthly and to repay the principal advanced no later than 12 months following the origination of the loan. The BCH Note matured in August 2011, was paid in full and was not renewed, and the BTC Note matures in August 2012, as amended. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors.

We are required to purchase back from UDF IV the participation interest in the Lot Inventory Loans (i) upon a foreclosure of our assets by our lenders, (ii) upon the maturity of the Lot Inventory Loans, or (iii) at any time upon 30 days prior written notice from UDF IV. In such event, the purchase price paid to UDF IV will be equal to the outstanding principal amount of the Lot Inventory Loans on the date of termination, together with all accrued interest due thereon, plus any other amounts due to UDF IV under the BCH and BTC Participation Agreements.

On April 9, 2010, we entered into the Agent Agreement. In accordance with the Agent Agreement, we will continue to manage and control the Lot Inventory Loans and UDF IV has appointed us as its agent to act on its behalf with respect to all aspects of the Lot Inventory Loans, provided that, pursuant to the Agent Agreement, UDF IV retains approval rights in connection with any material decisions pertaining to the administration and services of the loans and, with respect to any material modification to the loans and in the event that the loans become non-performing, UDF IV shall have effective control over the remedies relating to the enforcement of the loans, including ultimate control of the foreclosure process.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable – related party or accrued interest receivable – related party associated with the BCH Note or the BTC Note. As of December 31, 2011 and 2010, UDF IV had a participation interest associated with the BCH and BTC Participation Agreements of approximately $246,000 and $216,000, respectively. The UDF IV participation interest is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $26,000 of interest income associated with the BCH and BTC Note.

TR II Finished Lot Note

In August 2009, we originated a $3.4 million secured promissory note (the "TR II Finished Lot Note") with CTMGT Travis Ranch II, LLC, an unaffiliated Texas limited liability company. The TR II Finished Lot Note is secured by a subordinate, second lien deed of trust recorded against finished residential lots in the Travis Ranch residential subdivision located in Kaufman County, Texas. The TR II Finished Lot Note is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower. The interest rate under the TR II Finished Lot Note is 15%. The borrower has obtained a senior loan secured by a first lien deed of trust on the finished lots. For so long as the senior loan is outstanding, proceeds from the sale of the residential lots securing the TR II Finished Lot Note will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan. After the senior lien is paid in full, the proceeds from the sale of the residential lots securing the TR II Finished Lot Note are required to be used to repay the TR II Finished Lot Note. The TR II Finished Lot Note is due and payable in full on August 28, 2012.

Effective June 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV purchased a participation interest (the "TR II Finished Lot Participation") in the TR II Finished Lot Note. Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the TR II Finished Lot Participation, UDF IV is entitled to receive repayment of its participation in the outstanding principal amount of the TR II Finished Lot Note, plus accrued interest thereon, over time as the borrower repays the loan.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the TR II Finished Lot Note. As of December 31, 2011 and 2010, UDF IV had a participation interest associated with the TR II Finished Lot Participation of approximately $2.7 million and $2.0 million, respectively. The UDF IV participation interest is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $140,000 of interest income associated with the TR II Finished Lot Note.

TR Paper Lot Note

In September 2009, we originated an $8.1 million secured promissory note (the "TR Paper Lot Note") with CTMGT Travis Ranch, LLC, an unaffiliated Texas limited liability company. A "paper" lot is a residential lot shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development. The borrower owns paper lots in the Travis Ranch residential subdivision of Kaufman County, Texas. The TR Paper Lot Note was initially secured by a pledge of the equity interests in the borrower instead of a real property lien, effectively subordinating the TR Paper Lot Note to all real property liens. The TR Paper Lot Note is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower. The interest rate under the TR Paper Lot Note is 15%. The borrower has obtained a senior loan secured by a first lien deed of trust on the paper lots. For so long as the senior loan is outstanding, proceeds from the sale of the paper lots will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan. After the senior lien is paid in full, the proceeds from the sale of the paper lots are required to be used to repay the TR Paper Lot Note. The TR Paper Lot Note is due and payable in full on September 24, 2012.

Effective June 2010, we entered into a loan participation agreement with UDF IV, pursuant to which UDF IV purchased a participation interest (the "TR Paper Lot Participation") in the TR Paper Lot Note. Our general partner serves as the asset manager of UDF IV. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the TR Paper Lot Participation, UDF IV is entitled to receive repayment of its participation in the outstanding principal amount of the TR Paper Lot Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the TR Paper Lot Note.

As of December 31, 2011 and 2010, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the TR Paper Lot Note. As of December 31, 2011 and 2010, UDF IV had a participation interest associated with the TR Paper Lot Participation of approximately $9.2 million and $2.1 million, respectively. The UDF IV participation interest is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $240,000 of interest income associated with the TR Paper Lot Note.

Luckey Ranch Note

In November 2008, we purchased a $1.7 million secured promissory note (the "Luckey Ranch Note") from San Antonio Holding Company, Ltd., an unaffiliated Texas limited partnership ("SAHC"). SAHC originated the loan in October 2006 with Luckey Ranch Global Associates, an unaffiliated Texas general partnership ("Luckey Ranch"). The Luckey Ranch Note was initially secured by a second lien on approximately 610 acres of land located in Bexar County, Texas. The interest rate on the Luckey Ranch Note is 12% and the Luckey Ranch Note matures on September 30, 2012, in accordance with the Tenth Modification Agreement entered into in September 2011. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors.

Effective May 2011, we entered into a loan participation agreement with UDF LOF, pursuant to which UDF LOF purchased a participation interest (the "Luckey Ranch Participation") in the Luckey Ranch Note. The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and the Partnership's general partner serves as the asset manager for UDF LOF. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the Luckey Ranch Participation, UDF LOF is entitled to receive repayment of its participation in the outstanding principal amount of the Luckey Ranch Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the Luckey Ranch Note.

As of December 31, 2011, we had an outstanding balance in mortgage notes receivable and accrued interest receivable of approximately $99,000 and $13,000, respectively, associated with the Luckey Ranch Note. As of December 31, 2011, UDF LOF had a participation interest associated with the Luckey Ranch Participation of approximately $824,000. The UDF LOF participation interest is not included on our balance sheet. For the year ended December 31, 2011, we recognized approximately $108,000 of interest income associated with the Luckey Ranch Note.

Buffington Brushy Creek Note

In May 2008, we originated a $4.7 million secured promissory note (the "Buffington Brushy Creek Note") with Buffington Brushy Creek, Ltd., an unaffiliated Texas limited liability company, and Buff Star Ventures, Ltd., an unaffiliated Texas limited liability company, as co-borrowers (collectively, "Buff Star"). The Buffington Brushy Creek Note is secured by a pledge of ownership interests in Buff Star. Buff Star owns partnership interests in a limited partnership that owns finished lots and entitled land in a residential subdivision in Travis County, Texas. The interest rate under the Buffington Brushy Creek Note is 16%. Pursuant to the Second Amendment to Secured Promissory Note entered into in May 2011, the Buffington Brushy Creek Note matures on May 19, 2013. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors.

Effective May 2011, we entered into a loan participation agreement with UDF LOF, pursuant to which UDF LOF purchased a participation interest (the "Brushy Creek Participation") in the Buffington Brushy Creek Note. The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and the general partner serves as the asset manager for UDF LOF. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the Brushy Creek Participation, UDF LOF is entitled to receive repayment of its participation in the outstanding principal amount of the Buffington Brushy Creek Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the note.

As of December 31, 2011, we did not have an outstanding balance in mortgage notes receivable or accrued interest receivable associated with the Buffington Brushy Creek Note. As of December 31, 2011, UDF LOF had a participation interest associated with the Brushy Creek Participation of approximately $619,000. The UDF LOF participation interest is not included on our balance sheet. For the year ended December 31, 2011, we recognized approximately $167,000 of interest income associated with the Buffington Brushy Creek Note.

CTMGT Note

In December 2007, we originated a $25 million secured promissory note (the "CTMGT Note") with CTMGT, LLC, an unaffiliated Texas limited liability company and its subsidiaries, who are co-borrowers of the CTMGT Note. The CTMGT Note was subsequently amended to $50 million pursuant to an amendment entered into in July 2008, and to $64.5 million pursuant to an amendment entered into in November 2011. In determining whether to modify this loan, we evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower's ability to pay or the value of the collateral and other relevant factors. The CTMGT Note is a co-investment loan secured by multiple investments. These investments are cross-collateralized and are secured by collateral-sharing arrangements in second liens covering finished lots and entitled land, pledges of the ownership interests in the borrowing entities, and guaranties. The collateral-sharing arrangements with our affiliates and our borrowers allocate the proceeds of the co-investment collateral between us and our affiliates. Under these collateral-sharing arrangements for the CTMGT Note, we are entitled to receive 75% of collateral proceeds. In the event of a borrower's bankruptcy, we are entitled to receive 100% of the collateral proceeds after payment of the senior lenders, ahead of payment to our affiliates. The CTMGT collateral is located in multiple counties in the greater Dallas-Fort Worth area and surrounding counties. The interest rate on the CTMGT Note is 16.25%. Pursuant to the amendment entered into in November 2011, the CTMGT Note matures on July 1, 2012.

Effective July 2011, we entered into a loan participation agreement with UDF LOF, pursuant to which UDF LOF purchased a participation interest (the "CTMGT Participation") in the CTMGT Note. The general partner of UDF

LOF is a wholly-owned subsidiary of our general partner and the general partner serves as the asset manager for UDF LOF. We obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan participation agreement is fair and at least as reasonable to us as a loan participation agreement with an unaffiliated borrower in similar circumstances. Pursuant to the CTMGT Participation, UDF LOF is entitled to receive repayment of its participation in the outstanding principal amount of the CTMGT Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the note.

As of December 31, 2011, we had an outstanding balance in mortgage notes receivable of approximately $40.7 million associated with the CTMGT Note. As of December 31, 2011, we did not have an outstanding balance in accrued interest receivable associated with the CTMGT Note. As of December 31, 2011, UDF LOF had a participation interest associated with the CTMGT Participation of approximately $16.6 million. The UDF LOF participation interest is not included on our balance sheet. For the year ended December 31, 2011, we recognized approximately $7.6 million of interest income associated with the CTMGT Note.

Credit Enhancement Fees – Related Party

In February 2009, we deposited $1.5 million into the Deposit Account with LegacyTexas for the purpose of providing collateral to LegacyTexas for the benefit of UMTH Lending. UMTH Lending and our general partner are each owned 99.9% by UMT Holdings L.P. and 0.1% by UMT Services, Inc, which serves as the general partner for both UMTH Lending and our general partner. We provided LegacyTexas a security interest in the Deposit Account as further collateral for the UMTH Lending Loan obtained by UMTH Lending from LegacyTexas. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In November 2010, UMTH Lending refinanced the UMTH Lending Loan with UTB. In conjunction with this refinance, we deposited $1.5 million into the UTB Deposit Account for the purpose of providing collateral to UTB for the benefit of UMTH Lending. The UTB Deposit Account replaced the Deposit Account previously established with LegacyTexas. We provided the UTB Deposit Account as further collateral for a loan obtained by UMTH Lending from UTB. In consideration for providing the UMTH Lending Deposit Accounts as collateral for the UMTH Lending Loans, UMTH Lending agreed to pay us a fee equal to 3% per annum of the amount outstanding in the UMTH Lending Deposit Accounts, paid in 12 monthly installments for each year that the UMTH Lending Deposit Accounts secure the UMTH Lending Loans. This fee of approximately $45,000 is included in mortgage and transaction service revenues – related party income for each of the years ended December 31, 2011 and 2010. The UTB Deposit Account is included as restricted cash on our balance sheet. For further discussion on the UMTH Lending Loans and UMTH Lending Deposit Accounts, see Note J.

In August 2009, in consideration for entering into the TCB Guarantee (as discussed in Note J), we entered into a letter agreement with UMT Home Finance which provides for UMT Home Finance to pay us annually, in advance, an amount equal to 1% of our maximum exposure under the TCB Guarantee (i.e., $50,000 per annum). UMT Home Finance is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In conjunction with this agreement, approximately $50,000 is included in mortgage and transaction service revenues – related party income for each of the years ended December 31, 2011 and 2010.

In March 2010, in consideration for entering into the Resort Island Guaranty (as discussed in Note J), we entered into a letter agreement with UDFLOF Resort Island which provides for UDFLOF Resort Island to pay us a guaranty fee equal to 1% of our maximum exposure (i.e., $9,250) under the guaranty. The guaranty fee was paid to us upon the execution of the guaranty. UDFLOF Resort Island is a wholly-owned subsidiary of UDF LOF. Our general partner is an affiliate of UDF LOF. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. UDFLOF Resort Island paid off the loan to BOLC in December 2010, thus extinguishing the guarantee. In conjunction with this agreement, no amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. Approximately $50,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In April 2010, in consideration of us entering into the UDF IV HF Guaranty (as discussed in Note J), we entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay us an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum). UDF IV Home Finance is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In conjunction with this agreement, $60,000 and $45,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In April 2010, in consideration of us entering into the UMT 15th Street Guaranty (as discussed in Note J), we entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month. UMT 15th Street is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $11,000 and $10,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders (as discussed in Note J). As security for the UDF I – Brockhoeft Loan, we provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of our existing and future assets. Our general partner serves as the asset manager for UDF I. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In consideration of our secured guaranty, commencing July 31, 2010, UDF I agreed to pay us a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. This fee of approximately $450,000 and $225,000 is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010, respectively.

In August 2010, in consideration of us entering into the UDF IV Acquisitions Guaranty (as discussed in Note J), we entered into a letter agreement with UDF IV Acquisitions which provides for UDF IV Acquisitions to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month. UDF IV Acquisitions is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $43,000 and $20,000, respectively, is included in mortgage and transaction service revenues – related party income for the years ended December 31, 2011 and 2010.

In December 2010, in consideration of us entering into the UDF IV Finance II Guaranty (as discussed in Note J), we entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $7.5 million loan between UDF IV Finance II and F&M at the end of the month. UDF IV Finance II is a wholly-owned subsidiary of UDF IV. Our general partner serves as the asset manager for UDF IV and an affiliate of our general partner serves as the advisor for UDF IV. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $52,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In May 2011, in consideration of us entering into the UMT HF III Guaranty (as discussed in Note J), we entered into a letter agreement with UMT HF III, which provides for UMT HF III to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $4.3 million loan between UMT HF III and Veritex at the end of the month. UMT HF III is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $8,000 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In August 2011, in consideration of us entering into the UMT HF II Guaranty (as discussed in Note J), we entered into a letter agreement with UMT HF II which provides for UMT HF II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the $250,000 loan between UMT HF II and FFB at the end of the month. UMT HF II is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $400 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

In October 2011, in consideration of us entering into the UMT HF II Green Bank Guaranty (as discussed in Note J), we entered into a letter agreement with UMT HF II which provides for UMT HF II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $5 million loan between UMT HF II and Green Bank at the end of the month. UMT HF II is a wholly-owned subsidiary of UMT. An affiliate of our general partner serves as the advisor to UMT. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. This fee of approximately $300 is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2011. No amount is included in mortgage and transaction service revenues – related party income for the year ended December 31, 2010.

M. Concentration of Credit Risk

Financial instruments that potentially expose the Partnership to concentrations of credit risk are primarily mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party. The Partnership maintains deposits in financial institutions that may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Partnership has not experienced any losses related to amounts in excess of FDIC limits.

At December 31, 2011 and 2010, approximately 96% of the outstanding aggregate principal amount of mortgage notes originated by the Partnership are secured by properties located throughout Texas, approximately 3% are secured by properties located in Colorado and approximately 1% are secured by properties located in Arizona. All of the Partnership's mortgage investments are in the United States.

N. Subsequent Events

To meet guidelines of the Financial Industry Regulatory Authority, on March 6, 2012, Land Development approved an estimated value of the Partnership's units of limited partnership interest of $20.00 per unit. In making a determination of the estimated value of the Partnership's units, Land Development assessed the Partnership's assets, less liabilities, per unit and the execution of the Partnership's business model set forth in the prospectus regarding the Offering. Land Development also engaged an independent firm specializing in the valuation of businesses, partnerships and intellectual property that derived a range of estimated values per unit using five valuation analyses. The estimated value per unit determined by Land Development is within the range of values derived by the independent firm.

O. Quarterly Financial Data (Unaudited)

Selected quarterly financial data (unaudited) for the years ended December 31, 2011 and 2010 is set forth below:

	Revenues	Net Income	Net Income Allocated to Limited Partners	Net Income Per Limited Partnership Unit Basic/Diluted	Weighted Average Units Outstanding
2011					
First quarter	$ 12,760,751	$ 11,400,437	$ 10,217,032	$ 0.57	17,840,589
Second quarter	12,911,611	11,476,081	10,284,823	0.57	17,976,682
Third quarter	12,813,803	11,342,167	10,164,810	0.56	18,113,285
Fourth quarter	12,940,782	7,955,868	7,130,021	0.39	18,248,968
For the year	$ 51,426,947	$ 42,174,553	$ 37,796,686	$ 2.09	18,046,187
2010					
First quarter	$ 11,724,470	$ 10,256,069	$ 9,191,453	$ 0.53	17,289,322
Second quarter	11,983,126	10,365,463	9,289,492	0.53	17,421,668
Third quarter	12,552,162	11,110,160	9,956,886	0.57	17,560,810
Fourth quarter	12,763,537	8,360,781	7,492,903	0.42	17,701,718
For the year	$ 49,023,295	$ 40,092,473	$ 35,930,734	$ 2.05	17,494,694

Index to Exhibits

Exhibit Number	Description
3.1	Second Amended and Restated Agreement of Limited Partnership of Registrant (previously filed in and incorporated by reference to Exhibit B to prospectus of the Registrant filed pursuant to Rule 424(b)(3) on May 18, 2006)
3.2	Certificate of Limited Partnership of Registrant (previously filed in and incorporated by reference to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on August 26, 2005)
3.3	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Registrant (previously filed in and incorporated by reference to Exhibit B to Supplement No. 12 to prospectus dated May 15, 2006, contained within Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on May 12, 2009)
3.4	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Registrant (previously filed in and incorporated by reference to Form 8-K filed on June 10, 2009)
4.1	Subscription Agreement (previously filed in and incorporated by reference to Exhibit C to Supplement No. 12 to prospectus dated May 15, 2006, contained within Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on May 12, 2009)
4.2	Amended and Restated Distribution Reinvestment Plan (previously filed in and incorporated by reference to Registrant's Registration Statement on Form S-3, Commission File No. 333-159939, filed on June 12, 2009)
10.1	Form of Escrow Agreement between United Development Funding III, L.P. and Coppermark Bank (previously filed in and incorporated by reference to Pre-Effective Amendment No. 4 to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on February 10, 2006)
10.2	Form of Participation Agreement by and between the Registrant, UMTH Land Development, L.P., United Development Funding, L.P. and United Development Funding II, L.P. (previously filed in and incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on November 18, 2005)
10.3	Form of Marketing Support Agreement (previously filed in and incorporated by reference to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on February 1, 2006)
10.4	Limited Guaranty by United Development Funding III, L.P. for the benefit of United Mortgage Trust (previously filed in and incorporated by reference to Form 8-K filed on October 20, 2006)
10.5	Letter agreement with respect to the Limited Guaranty between United Development Funding III, L.P. and United Mortgage Trust for the benefit of United Development Funding, L.P. (previously filed in and incorporated by reference to Form 8-K filed on October 20, 2006)
10.6	Fairness opinion with respect to Limited Guaranty by United Development Funding III, L.P. for the benefit of United Mortgage Trust and letter agreement with respect to the Limited Guaranty between Registrant and United Mortgage Trust for the benefit of United Development Funding, L.P. (previously filed in and incorporated by reference to Form 8-K filed on October 20, 2006)
10.7	Secured Promissory Note by Centurion Acquisitions, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2006)
10.8	Secured Promissory Note by Midlothian Longbranch, L.P. for the benefit of United Development Funding, III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2006)

Exhibit Number	Description
10.9	Environmental Indemnity Agreement by Midlothian Longbranch, L.P., Centurion Acquisitions, L.P., Pars Investments, Inc. and Mehrdad Moayedi in favor of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2006)
10.10	Secured Promissory Note by Arete Real Estate and Development Company, Modern Modular Home Rental Corp., and Creative Modular Housing Inc. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2006)
10.11	Security Agreement by Arete Real Estate and Development Company, Creative Modular Housing Inc. and Modern Modular Home Rental Corp. in favor of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2006)
10.12	Continuing Unconditional Guaranty by Joe Fogarty, Nancy Fogarty and the Fogarty Family Trust for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2006)
10.13	Secured promissory note by Centurion Acquisitions, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 8-K filed on November 21, 2006)
10.14	Security Agreement by Centurion Acquisitions, L.P. and Pars Investment Inc., for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 8-K filed on November 21, 2006)
10.15	Continuing Unconditional Guaranty by Pars Investment Inc. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 8-K filed on November 21, 2006)
10.16	Loan and Security Agreement between United Development Funding III, L.P., as borrower, and Premier Bank, as lender (previously filed in and incorporated by reference to Form 8-K filed on January 3, 2007)
10.17	Revolving Note from United Development Funding III, L.P. for the benefit of Premier Bank (previously filed in and incorporated by reference to Form 8-K filed on January 3, 2007)
10.18	Secured Promissory Note by United Development Funding, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 8-K filed on January 4, 2007)
10.19	Fairness opinion with respect to Secured Promissory Note by United Development Funding, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 8-K filed on January 4, 2007)
10.20	Secured Promissory Note by Buffington Hidden Lakes, Ltd. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-K filed on April 2, 2007)
10.21	Continuing Unconditional Guaranty by Buffington Hidden Lakes GP, Inc. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-K filed on April 2, 2007)
10.22	Letter of engagement between UMTH Funding Services, L.P. and United Development Funding III, L.P. regarding arrangement of financing and financial advising (previously filed in and incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-11, Commission File No. 333-127891, filed on April 30, 2007)
10.23	Note Purchase, Assignment and Assumption Agreement by and between McDougal Family Partnership, Ltd. and United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on May 15, 2007)
10.24	Secured Line of Credit Promissory Note by United Development Funding X, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2007)
10.25	Security Agreement by United Development Funding X, L.P. in favor of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2007)

Exhibit Number	Description
10.26	Continuing Unconditional Guaranty by UMT Holdings, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2007)
10.27	Fairness opinion with respect to Secured Line of Credit Promissory Note by United Development Funding X, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2007)
10.28	Secured Line of Credit Promissory Note by United Development Funding, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.29	Secured Line of Credit Promissory Note by United Development Funding Land Opportunity Fund, L.P. for the benefit United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.30	Security Agreement by United Development Funding, L.P. in favor of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.31	Security Agreement by United Development Funding Land Opportunity Fund, L.P. in favor of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.32	First Amendment to Secured Line of Credit Promissory Note by United Development Funding X, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.33	Economic Interest Participation Agreement and Purchase Option between United Mortgage Trust and United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.34	Fairness Opinion with respect to Secured Line of Credit Promissory Note by United Development Funding, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.35	Fairness Opinion with respect to Economic Interest Participation Agreement and Purchase Option between United Mortgage Trust and United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.36	Fairness Opinion with respect to First Amendment to Secured Line of Credit Promissory Note by United Development Funding X, L.P. for the benefit of United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.37	Fairness Opinion with respect to Secured Line of Credit Promissory Note by United Development Funding Land Opportunity Fund, L.P. for the benefit United Development Funding III, L.P. (previously filed in and incorporated by reference to Form 10-Q filed on November 14, 2008)
10.38	Loan and Security Agreement between Registrant, as Borrower, and Wesley J. Brockhoeft, as Lender, dated as of September 21, 2009 (previously filed in and incorporated by reference to Form 10-Q filed on November 16, 2009)
23.1*	Consent of Whitley Penn LLP, Independent Registered Public Accounting Firm
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
32.1**	Section 1350 Certifications
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

*** XBRL (Extensible Business Reporting Language) information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3D) No. 333-159939, and in the prospectus thereto, of our report dated March 30, 2012, with respect to the financial statements of United Development Funding III, L.P., included in this Annual Report on Form 10-K as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

/s/ Whitley Penn LLP
Dallas, Texas
March 30, 2012

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Hollis M. Greenlaw, certify that:

1. I have reviewed this annual report on Form 10-K of United Development Funding III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this March 30, 2012

/s/ Hollis M. Greenlaw
Hollis M. Greenlaw
President and Chief Executive Officer of UMTH Land Development, L.P., sole general partner of the Registrant, and President and Chief Executive Officer of UMT Services, Inc., sole general partner of UMTH Land Development, L.P.

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Cara D. Obert, certify that:

1. I have reviewed this annual report on Form 10-K of United Development Funding III, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this March 30, 2012

/s/ Cara D. Obert
Cara D. Obert
Chief Financial Officer of UMTH Land Development, L.P., sole general partner of the Registrant

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

This Certificate is being delivered pursuant to the requirements of Section 1350 of Chapter 63 (Mail Fraud) of Title 18 (Crimes and Criminal Procedures) of the United States Code and shall not be relied on by any person for any other purpose.

The undersigned, who are (i) the President and Chief Executive Officer of UMTH Land Development, L.P., sole general partner of United Development Funding III, L.P. (the "Partnership"), and President and Chief Executive Officer of UMT Services, Inc., sole general partner of UMTH Land Development, L.P., and (ii) the Chief Financial Officer of UMTH Land Development, L.P., sole general partner of the Partnership, each hereby certify as follows:

The Annual Report on Form 10-K of the Partnership (the "Report"), which accompanies this Certificate, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated this March 30, 2012

/s/ Hollis M. Greenlaw
Hollis M. Greenlaw
President and Chief Executive Officer of UMTH Land Development, L.P., sole general partner of the Registrant, and President and Chief Executive Officer of UMT Services, Inc., sole general partner of UMTH Land Development, L.P.

/s/ Cara D. Obert
Cara D. Obert
Chief Financial Officer of UMTH Land Development, L.P., sole general partner of the Registrant



2011

2011



UDF



UDF III

The United Development Funding Building

1301 Municipal Way · Suite 100

Grapevine, Texas 76051

800.859.9338

www.udfonline.com

For additional information on United Development Funding III, please contact us at 800.859.9338.

Form 10-K
A copy of the company's form 10-K, filed with the Securities and Exchange Commission, is available without charge at www.sec.gov, or upon written request.



UDFIII-AR-2011

Photos for illustrative purposes only. Properties pictured are not owned by or to be acquired by UDF III